

12025940

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2012**

Commission File Number **000-13727**

Pan American Silver Corp
(Translation of registrant's name into English)

1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1 The Registrant's 2011 Annual Report to Shareholders.

Document 1



Pan American
SILVER CORP.







PLANTING THE SEEDS FOR GROWTH

ANNUAL REPORT 2011

TABLE OF CONTENTS



SUSTAINABILITY REPORT 2010

Our 2010 Sustainability Report describes our pioneering work in environmental performance, health and safety and community relations. Download a copy at: www.panamericansilver.com/sustainability/sustainability-report/

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS ANNUAL REPORT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS ANNUAL REPORT THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POTENTIAL", "ANTICIPATED", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE EFFECTS OF FUTURE ACQUISITIONS AND THE ABILITY OF THE COMPANY TO SUCCESSFULLY INTEGRATE ANY SUCH ACQUISITIONS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ABILITY OF THE COMPANY TO REDUCE ENVIRONMENTAL IMPACTS, INCLUDING A REDUCTION IN GREENHOUSE GAS EMISSIONS, AND TO IMPROVE SUSTAINABILITY IN ITS OPERATIONS AND PROJECTS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS, AS REFLECTED IN TECHNICAL REPORTS OR OTHER ANALYSES PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY'S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO AND CANADIAN DOLLAR VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.



PLANTING THE SEEDS FOR GROWTH

While 2011 was a record financial year and we generated record earnings and cash flows, we continued to focus on the future. We advanced our development projects and prepared to take advantage of strategic opportunities. In March 2012, we completed the acquisition of Minefinders with its long-life Dolores mine. The seeds we have planted will bear fruit as we strive to reach our goal of becoming the world's largest silver mining company by 2016.

MANANTIAL ESPEJO | ARGENTINA

OPERATIONS & PROJECTS MAP

NORTH AMERICA

CANADA

HEAD OFFICE, VANCOUVER

MEXICO

1 ALAMO DORADO
2 LA COLORADA

SOUTH AMERICA

PERU

3 QUIRUVILCA
4 HUARON
5 MOROCOCHA
6 PICO MACHAY

BOLIVIA

7 SAN VICENTE

ARGENTINA

8 CALCATREU
9 NAVIDAD
10 MANANTIAL ESPEJO

LEGEND

- *MINING OPERATIONS*
- *DEVELOPMENT PROJECTS*

MANANTIAL ESPEJO | ARGENTINA

A SENIOR SILVER PRODUCER WITH AN OUTSTANDING GROWTH PROFILE

During 2011 Pan American Silver produced 21.9 million ounces of silver at its seven mines in Latin America.

With the acquisition of Minefinders Corporation Ltd. ("Minefinders"), Pan American has added the Dolores mine to its portfolio of long-life operating assets. Pan American also owns the world-class Navidad silver deposit. The Company offers outstanding exposure to silver and a growth profile that is second to none in its industry.

In 2012, Pan American expects to produce 21.5 to 22.5 million ounces of silver and 75,000 to 80,000 ounces of gold (excluding production from Dolores).

HIGHLIGHTS OF 2011

PRODUCTION		**2011**		**2010**
Silver ounces		**21,855,000**		24,286,000
Gold ounces		**78,426**		89,555
Zinc tonnes		**37,234**		43,103
Lead tonnes		**12,701**		13,629
Copper tonnes		**4,544**		5,221
Cash costs per silver ounce[1]	**$**	**9.44**	$	5.69
Total cost per silver ounce[1]	**$**	**13.51**	$	9.51
Average silver price *(London fix)*	**$**	**35.11**	$	20.14
FINANCIAL *(millions except per share amount)*				
Revenue	**$**	**855.3**	$	646.6
Net income	**$**	**354.1**	$	15.7
Earnings per share attributable to common shareholders	**$**	**3.31**	$	0.13
Adjusted earnings [2]	**$**	**252.3**	$	106.4
Adjusted earnings per share	**$**	**2.37**	$	0.99
Mine operating earnings [3]	**$**	**409.1**	$	241.1
Cash flow from operations [4]	**$**	**359.5**	$	242.3
Cash and short-term investments at December 31	**$**	**491.2**	$	360.5
Working capital at December 31 [5]	**$**	**566.4**	$	429.9
STAKEHOLDERS				
Common shares outstanding at December 31 *(millions)*		**104.5**		107.8
Employees and Contractors		**7,622**		7,068

[1] Cash and total cost per silver ounce are non-GAAP measures. Refer to the cash costs and total production costs per ounce of payable silver reconciliation on page 40 of the Company's MD&A for a breakdown of the calculation.

[2] Adjusted earnings is a non-GAAP measure calculated as net earnings for the period excluding the gain or loss recorded on fair market value adjustments of the Company's outstanding warrants.

[3] Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company's performance.

[4] Cash flow from operations before changes in working capital is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect the normalized cash flow generated by operations. Cash flow from operations before changes in working capital is a non-GAAP measure that is calculated by taking cash flow from operations before interest and income taxes less the working capital adjustments and current income tax expense.

[5] Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.



PLANTING THE SEEDS FOR GROWTH

Planting the seeds for growth! That's what we did in 2011 while simultaneously delivering the best financial performance in our 17 year history! What a great year – we generated **record earnings, record cash flow and record cash reserves**. A lot of this was made possible by record high silver prices, but also because we produced a near-record amount of silver. But our 15-year silver production growth streak ended in 2011; in fact, we produced 21.9 million ounces, less than what we produced in 2010. Simply put, we focused on mine building over the past eight years, and very successfully with five mines built on time and on budget. We advanced from being a small silver producer in 2002 to being the world's second largest primary silver miner in 2011.

We are now positioned for **our next extraordinary leg of silver production growth** to begin in 2012, which should propel Pan American closer to becoming the world's largest silver mining company by 2016. The seeds for this growth have been planted; we now have to execute and our first objective is to increase our silver and gold production through the acquisition of Minefinders, something we completed in late March 2012. Our second objective is to start developing our massive Navidad silver project in Argentina into production. This requires a legal reform from the Province of Chubut and we hope it will be forthcoming soon to enable us to start construction of this world-class deposit. As these seeds mature, we expect our silver production to increase from current levels of about 22 million ounces per year to more than 40 million ounces by 2016. That will be something to watch as it grows!

Pan American is in great shape today. We have all the ingredients necessary for our second great phase of growth. We have **exceptional financial horsepower**, with cash and near-cash holdings at year-end 2011 of almost $500 million, no debt, $150 million in unutilized bank credit, and substantial free cash flow generation from our soon to be eight operating mines. Our cash generation should increase in 2012, with the Minefinders transaction completed and the Dolores Mine becoming our lowest-cost mine with the highest cash flow. In addition, we have **a great stable of assets**, including several like Waterloo, Calcatreu, Pico Machay and La Bolsa, which contribute nearly zero to our public valuation, but which are major potential development assets in their own right. And finally, we have an **extraordinary management team** fully capable of building and operating our existing assets and our great growth projects such as Navidad.

One of **Pan American's greatest assets** is more difficult to measure: **our reputation**. I am so proud of our reputation for fair dealings with our employees, suppliers, contractors, communities and other stakeholders; our reputation for having a healthy and safe workplace at our mines and projects; our reputation for open, honest and ethical business practices; and our reputation for good governance and transparency in our reporting. This is so hard to gain and so easy to destroy. I commend all of our employees and Directors for building this fine reputation over so many years and for their steadfast attention to preserving it in years to come.

Silver continues to do well as a precious and an industrial metal. Its fundamentals remain strong. Not only is it the metal with the most diverse applications, it is essentially a beautiful metal too in so many ways – literally as a beauty adornment for thousands of years, and figuratively in being the best at reflecting beauty since it is the most reflective metal. In 2011 its greatest use was as currency and a store of value, with many investors buying silver as an alternative to paper money – something I think will continue to happen for many years as governments all over the world succumb, in the face of ever-worsening deficits, to the eternal temptation to debase paper money. And so I expect continuing strength in the silver price, though with plenty of volatility!

Pan American has built itself into a **leading silver mining company** and has delivered **excellent financial results** to our shareholders in the process – I was especially pleased that we recently increased our dividend by 50%. With our next leg of growth, for which we have already planted the seeds, I expect this financial return will increase further and I look forward to reporting on our progress during 2012. Thank you for your support of our enterprise and enjoy watching with me the second great leg of growth of our company as we execute on Navidad, optimize the Dolores mine and all our other growth assets that will add value to us as they develop into mature assets.

Ross J. Beaty *Chairman*



ORADA | MEXICO

GROWTH THROUGH PERSEVERANCE



DEDICATED TO EXPLORATION, EFFICIENT OPERATION AND STRATEGIC ACQUISITION

Without a doubt, **2011 marked the best annual financial performance in the Company's history**. While our consolidated silver production declined modestly from 2010, at just shy of 22 million ounces, we generated record revenue of $855.3 million, record mine operating earnings of $409.1 million, record adjusted earnings of $252.3 million, or $2.37 per share, and record cash flow from operations of $359.5 million, a healthy $3.25 per share. We also finished the year with cash and short term investments of close to $0.5 billion and record working capital in excess of that. Recognizing our good fortune, we also returned nearly $105 million to our shareholders by way of quarterly dividends and a share repurchase program.

However, 2011 was also an extremely volatile year in both the precious metal and equities markets. Silver experienced some remarkable price swings, reaching a high of $48.70 per ounce in April of 2011 and a low of $28.16 in September of the same year, registering an annual volatility of close to 50%. In spite of the volatility, silver enjoyed a record year in terms of price, finishing 2011 with an all time record average annual price of $35.11 per ounce. Not surprisingly, with these large swings in the price of our primary product, we also experienced a very volatile year in terms of our share price. We entered 2011 at $41.92 per share and ended the year down 52% at 21.81 per share. As a shareholder, I am keenly aware that our share price performance did not match the trajectory of our financial performance or that of silver. While I am at somewhat of a loss to explain this dichotomy, I continue to believe that our best course of action is to continue to do what we do best, and that is to maximize the value of our assets by focusing on and achieving our earnings, cash flow and production objectives, while taking prudent and calculated steps to grow our business. I have no doubt that eventually our share price will reflect the consistently superior results that we have produced.

From an operating perspective, we enjoyed great success at our Mexican operations in 2011. Both La Colorada and Alamo Dorado had excellent years, delivering at or above forecasted silver production at cash costs well within our estimates. However, our success in Mexico was tempered by challenges in Peru. Our three Peruvian mines produced less silver than we expected at significantly higher costs. We fell behind on our development at both Huaron and Morococha and as a consequence were well behind our anticipated throughput rates and forecasted silver production. We will be focusing on and investing in increased underground development as we move into 2012 and with proper execution should have both these assets operating closer to their optimum production rates by the end of this year. Production from San Vicente in Bolivia was basically as we forecasted, as was production from our Manantial Espejo mine in Argentina; however, both suffered cost pressures throughout 2011 that were above our expectations.

Across our entire portfolio of operating mines, we have faced and will continue to face significant cost escalation driven by increasing labour, energy and consumable costs. Happily, we have seen our margins expand at the same time, thanks to strong and rising silver prices. Many of the same factors that are pushing our costs higher are also behind silver's surge in price. Having said this, we will do all we can in 2012 to manage the cost elements that are within our influence.

Looking to our longer term future, we worked diligently at our Navidad silver project in Chubut, Argentina towards the completion of a Feasibility Report and an Environmental Impact Study. Chubut continues to impose a ban on open cut mining and the expected change to this legislation did not occur in 2011 as we had hoped. However, the newly elected Governor of the Province, Martin Buzzi, has publicly acknowledged his support for the national government's pro-mining policies and we are confident that this support will translate into a change in the legislation in Chubut this year, which will allow us to develop Navidad. Navidad is truly a world class silver deposit and a game changer for Pan American, having the potential to produce almost 20 million ounces of silver annually at a cash cost of between $6 and $7 per ounce, as we described in the Preliminary Economic Assessment we completed for the project in late 2010.

But we are not just sitting and waiting for law changes in Argentina to expand our business and improve our portfolio of assets. We have just completed the friendly acquisition of Minefinders Ltd., which we announced on January 23, 2012. Minefinders brings to us the Dolores mine, an open pit heap leach silver and gold mine, as well as an interesting portfolio of development and exploration properties, all located in the mining preferred jurisdiction of Mexico. Dolores is an outstanding, long-life asset that fits perfectly into our portfolio. It will immediately add low-cost silver production, while bringing with it the potential for further growth through optimization, exploration and the likely addition of a milling circuit to enhance silver and gold recoveries. Strategically, this acquisition is about production growth, cash flow growth, upgrading our asset portfolio, while clearly lowering our geo-political risk profile.



MANANTIAL ESPEJO | ARGENTINA

I look forward to 2012 with great enthusiasm and optimism. I believe that there are ample reasons to expect silver to continue to do well in 2012 and beyond. Pan American is extremely well positioned to reap the rewards of the current silver price, with the addition of Dolores, and in the longer term with the expectation that 2012 will be the year that we are able to start Navidad's construction. Together or separately, I would hope that these investments will once again attract the attention of the silver investment community to our strengths and help restore Pan American's premium valuation.

I would like to finish by thanking our global workforce of employees and contractors for their dedication to our Company, our investors for their continued support and commitment to our business model and the communities where we operate for hosting us and being part of our sustainable operations. I hope that you all remain on board as the seeds we have planted grow and develop into maturity.

Geoff Burns *President & Chief Executive Officer*



GROWTH THROUGH SILVER EXPOSURE

SILVER'S RECORD YEAR

Since its inception in 1994, Pan American has strived to become a premier vehicle for investors looking for real exposure to silver. In 2011, Pan American derived 74% of its total revenue from silver contained in concentrates or doré bars produced at our seven operations. This makes Pan American Silver a true silver play and an excellent vehicle for individuals who regard silver as a long-term investment and a store of value, especially in today's tumultuous world economic environment. In addition to producing 21.9 million ounces of silver, in 2011 Pan American also sold over 75,900 ounces of gold, which contributed 12% to our consolidated annual revenue.

2011 was another record year for silver; however, much like the world economic recovery, it was also a year characterized by high volatility. The price per ounce on the London Bullion Market fluctuated widely between US$30.60 on January's first day of trading and US$28.18 at the close of trading on December 30th. During the first months of the year, silver found strong support from the continued recovery in industrial demand and steady investor interest, largely motivated by the gloomy prospects for the Eurozone in the face of Greece's fiscal woes and fears of contagion to other members of the block.

Silver quickly rose to close to $50 per ounce in April, but by late May profit taking and stock liquidation, including a decline in silver ETFs holdings, brought the price down to the low $30s, when investors saw a buying opportunity and provided renewed support. Throughout the summer and until late September, silver climbed steadily back up to the $40s, until the Eurozone crisis seemed to worsen. This, coupled with loose monetary policies in the world's industrial economies and a weak US dollar, prompted another steep decline and from September 21 until October 5th, silver dropped from approximately $40 per ounce to approximately $28 per ounce.

The final weeks of 2011 saw the silver price make brief incursions into the high $20s, but investor support has kept the price firmly over $30 per ounce since. Despite the extreme price moves of 2011, last year silver averaged a record $35.12 per ounce, which was 74% higher than 2010's average and far outpaced gold's increase of 28% compared to the previous year.

According to GFMS-Thomson Reuters, industrial demand growth and investor interest will sustain silver's bull run in 2012. Although the slow world economic recovery, the US presidential election and the continued European credit crisis could cause further volatility, the expected annual average price could set a new record at approximately $45 per ounce. During the first three months of 2012, silver averaged $32.63 per ounce and investor interest remained strong, as evidenced by UBS' research, which estimates that at March 6th, the combined holdings of the 10 major silver ETFs were approximately 490 million ounces.


SILVER – LONDON FIX PRICE (US$/oz Ag)
45
40
35
30
25
20
15
10
5
0
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12



GROWTH THROUGH EXPLORATION

EXPLORATION & GEOLOGY

Exploration programs are vital to our successful business, because they are an investment in our future that generates growth by extending our Company's production profile and securing long-term cash flow and earnings.

Although mining activities deplete ore bodies, our Mineral Reserves and Resources can grow through green field discoveries that add new projects to our development pipeline, or through brown field exploration that expands the mineralization and the mine life of our current producing assets.

Michael Steinmann, EVP Geology and Exploration, commented on this year's exploration success, "Since 2004, Pan American has discovered in excess of 198 million ounces of Proven and Probable silver Mineral Reserves through brown field exploration activities at our seven mines and 2011 was another exceptional year in terms of Mineral Reserve addition. An investment of $25.1 million in direct exploration allowed us to complete over 190,000 meters of diamond drilling and discover 29.3 million ounces of Proven and Probable silver Mineral Reserves at our mines. This was more than enough to replace the 24.7 million contained ounces of silver that we mined during the year and in fact allowed us to grow our Proven and Probable silver Mineral Reserves to 235.3 million ounces at December 31, 2011; 2% more than at the end of 2010."

In addition to green field exploration, Pan American also invested in exploration and technical studies to further define the outstanding Navidad silver deposit in Argentina. The results of the work performed at this project will be included in a Feasibility Study, which will be ready for publication in 2012.

In 2012, we plan to invest $15.5 million to carry out an estimated 116,000 meters of diamond drilling at our seven operating mines. We also plan to invest approximately $7.8 million in green field exploration at a handful of prospective properties in Mexico, Peru and Argentina.

The table below illustrates the changes in Proven and Probable silver Mineral Reserves at our current seven operating mines.

PROVEN AND PROBABLE MINERAL RESERVES[1] *(MILLIONS OF OUNCES OF CONTAINED SILVER)*

	RESERVES *Dec 31, 2010*	MINED 2011	GAINED/LOST	RESERVES *Dec 31, 2011*[2]
Morococha (92.2%)	37.6	(2.0)	1.5	37.1
Huaron	59.3	(3.5)	5.1	60.9
Quiruvilca	3.9	(1.1)	1.3	4.2
La Colorada	38.3	(4.8)	10.6	44.1
Alamo Dorado	27.2	(5.7)	4.3	25.8
San Vicente (95%)	28.0	(3.5)	9.5	34.1
Manantial Espejo	36.3	(4.2)	(3.0)	29.1
TOTAL[3]	**230.7**	**(24.8)**	**29.3**	**235.3**

1 For the complete breakdown of Mineral Reserves and Resources by property and category, please refer to pages 51 and 52 of this annual report
2 Proven and Probable Mineral Reserves were estimated using appropriate cut-off grades based on assumed metal prices of Ag: $25.00/oz, Au: $1,350/oz, Pb: $1,850/tonne, Cu: $6,500/tonne, Zn: $1,750/tonne
3 Totals may not add up due to rounding

GROWTH THROUGH SUSTAINABILITY



Sustainability is one of our guiding principles. We strive to operate our business, our mines and our development projects with the objective of creating lasting social progress and economic growth for all stakeholders. To achieve this, we seek continuous, sustainable growth and improvement in all areas of our business – from our efforts to protect the environment and enhance socio-economic development in the communities where we operate, to developing the skills and careers of our employees.

An economically sustainable company takes a long-term view by building and maintaining enduring working relationships with the local communities, everywhere it operates. Long-term success is also achieved by ensuring that its activities benefit all stakeholders, from shareholders to employees and contractors, to their communities, regions and countries. The salaries, taxes, and other payments that Pan American makes can represent a major portion of regional economies. But our social and economic influence goes deeper, and reaches closer to home.

In a continued and conscientious approach to corporate citizenship and responsibility, we seek to create sustainable local economies with greater economic depth and transcendence than they had before we arrived. In addition to training our workers, we support alternative activities like ranching and herding, we research and teach organic gardening; we run workshops on traditional and high-fashion handicrafts and support a growing number of successful artisans, from silversmiths to weavers.

One of our most successful programs is just taking flight. We are the driving force behind a new designer brand called "Andes Wear" which will launch its "Alpaca de los Andes" products in 2012. These hand-woven goods have been professionally designed and market-tested and should see tremendous success in the international quality fashion marketplace. The goods are woven by members of our communities using alpaca and vicuña wool from their herds whose development we supported. We ensure that weavers receive fair payment for their work and we aim to achieve international Fair Trade certification for these products. In this way we are contributing to building a sustainable local economy, which is diversified and complementary to our activities.

Social sustainability - which is inextricably linked to economic well-being -considers the communities surrounding our mines, and the changes that our activities can have on the social fabric of, for example, an isolated mountain village. We cooperate with respected local and international organizations such as Caritas to establish social support programs in communities in Peru, Argentina and Bolivia. We deliver educational programs, workshops, nutritional and economic planning assistance among other things.

In addition to working with our communities, we protect our workers by making safety our priority and implementing rigorous safety standards. In 2011, we embarked on a new, comprehensive safety training program that involves all staff from senior management to new workers at our mines. But we are also very active on environmental stewardship and we are always focused on environmental sustainability. Not only do we work under stringent environmental guidelines and legislation, but our decisions and policies are guided by a continued awareness of our footprint at every stage of a mine's life cycle.

We minimize and mitigate our environmental impact in all phases, from exploration through project design and development, to mining operations and finally to mine closure and reclamation. We ensure optimum environmental performance by monitoring and reporting to the government authorities and communities associated with our mines, and to all our stakeholders via our Annual Sustainability Report. In particular, we focus on efficient water use, waste management and recycling, protecting surface and ground water quality, minimizing greenhouse and air emissions, and the implementation of environmental contingency planning at all of our mines and projects.

Being a responsible member of the communities in which we operate is a critical element of Pan American's mandate. We strive to treat our communities as partners in an exciting enterprise in which we all benefit economically, environmentally, socially and culturally. We take pride in our sustainability policies and practices and we are confident that they comply or exceed our industry's best practices.



SANTA CRUZ | ARGENTINA


SAN VICENTE | BOLIVIA

TECHNICAL INFORMATION

MICHAEL STEINMANN, P.GEO., EXECUTIVE VP GEOLOGY & EXPLORATION, AND MARTIN WAFFORN, P.ENG., VP TECHNICAL SERVICES, EACH OF WHOM ARE QUALIFIED PERSONS, AS THE TERM IS DEFINED IN NATIONAL INSTRUMENT 43-101 "NI 43-101", HAVE REVIEWED AND APPROVED THE CONTENTS OF THIS ANNUAL REPORT. TECHNICAL INFORMATION WITH RESPECT TO NAVIDAD IS DERIVED FROM THE NI 43-101 TECHNICAL REPORT ON THE PROPERTY PREPARED BY SNOWDEN, UNDER THE SUPERVISION OF PAMELA DE MARK, P.GEO., SR. CONSULTANT OF SNOWDEN MINING INDUSTRY CONSULTANTS. MINERAL RESOURCE ESTIMATES FOR HOG HEAVEN AND WATERLOO ARE BASED ON HISTORICAL THIRD PARTY ESTIMATES.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

THIS ANNUAL REPORT HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS ANNUAL REPORT HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101") AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS ANNUAL REPORT USES THE TERMS "MEASURED RESOURCES", "INDICATED RESOURCES" AND "INFERRED RESOURCES". U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A "RESERVE" UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A "MEASURED RESOURCE" OR "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE". U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF "RESERVES" ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS "RESERVES" UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

PROPERTIES AT A GLANCE

OPERATING MINES

PROPERTY	TYPE	LOCATION	PROVEN & PROBABLE RESERVES[1]	2011 PRODUCTION[2]	2012 PRODUCTION FORECAST[3]
Huaron	Underground	Pasco, Peru	60.9 Moz Ag	2.8 Moz Ag at cash cost of $14.03/oz	2.7 to 2.8 Moz Ag at cash cost of $20.90 to $22.70 per oz Ag
Morococha (92.2%)	Underground	Junin, Peru	37.1 Moz Ag	1.7 Moz Ag at cash cost of $16.11/oz	1.7 to 1.8 Moz Ag at cash costs of $24.60 to $26.50 per oz Ag
Quiruvilca[4]	Underground	La Libertad, Peru	4.2 Moz Ag; 24.2 Koz Au	0.9 Moz Ag at cash cost of $17.47/oz	Approximately 0.2 Moz Ag at cash cost of $31.30 per oz Ag
Alamo Dorado	Open Pit	Sonora, Mexico	25.8 Moz Ag; 98.8 Koz Au	5.3 Moz Ag at cash cost of $4.80/oz	5.1 to 5.4 Moz Ag at cash cost of $6.40 to $6.80 per oz Ag
La Colorada	Underground	Zacatecas, Mexico	44.1 Moz Ag; 48.0 Koz Au	4.3 Moz Ag at cash cost of $7.74/oz	4.1 to 4.3 Moz Ag at cash cost of $9.50 to $9.90 per oz Ag
San Vicente (95%)	Underground	Potosi, Bolivia	34.1 Moz Ag	3.1 Moz Ag at cash cost of $13.48/oz	3.4 to 3.5 Moz Ag at cash cost of $18.40 to $18.70 per oz Ag
Manantial Espejo	Combination Open Pit & Underground	Santa Cruz, Argentina	29.1 Moz Ag; 446.6 Koz Au	3.8 Moz Ag at cash cost of $7.36/oz	4.3 to 4.5 Moz Ag at cash cost of $8.60 to $10.40 per oz Ag

[1] At December 31, 2011
[2] Cash costs per payable ounce of silver produced, net of by-product credits
[3] Cash costs per ounce of Ag, net of by-product credits. Price assumptions: Au $1,600/oz, Zn $1,900/tonne, Pb $2,000/tonne, Cu $7,300/tonne
[4] The forecast for Quiruvilca only includes estimates for the first quarter of 2012.The Company is currently assessing strategic alternatives for the mine, including continued operations, divestiture, or placing the mine on care and maintenance.

DEVELOPMENT PROJECTS

PROPERTY	OWNERSHIP	LOCATION	RESOURCES		2012 OBJECTIVES
			MEASURED & INDICATED	INFERRED	
Navidad	100%	Chubut, Argentina	532.4 Moz Ag; 2,914 M pounds Pb	119.4 Moz Ag; 580 M pounds Pb	Invest $22.8 million to complete an Environmental Impact Assessment and a full Feasibility Study to be filed when provincial legislation allows open pit mining
Calcatreu	100%	Rio Negro, Argentina	6.6 Moz Ag; 676 Koz Au	1.8 Moz Ag; 226 Koz Au	Invest $4 million to complete a Scoping Study
Pico Machay	100%	Huancavelica, Peru	265 Koz Au	446 Koz Au	Evaluate strategic options for the deposit

TABLE OF CONTENTS

March 21, 2012

INTRODUCTION

Management's discussion and analysis ("MD&A") is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.'s and its subsidiaries' ("Pan American" or the "Company") performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company's Audited Consolidated Financial Statements for the year ended December 31, 2011 and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars ("USD"), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Pan American's significant accounting policies are set out in Note 3 of the Audited Consolidated Financial Statements. This MD&A refers to various non-Generally Accepted Accounting Principles ("GAAP") measures, such as "cash and total cost per ounce of silver", which are used by the Company to manage and evaluate operating performance at each of the Company's mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the "Risks Related to Pan American's Business" contained in the Company's most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

The scientific or technical information in this MD&A, which includes mineral reserve and resource estimates for the Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, San Vicente, Pico Machay, and Calcatreu properties were based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are "Qualified Persons" for purposes of National Instrument 43-101. Navidad resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources who is also a Qualified Person for purposes of National Instrument 43-101. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

The Company's 2012 forecast contained in this MD&A include estimates of future production rates for silver and other metals and future cash and total costs of production at each of the Company's properties, which are forward-looking estimates. These forecasts are based on the following key assumptions: (i) silver: $30.00 per ounce, gold: $1,600 per ounce, zinc: $1,900 per tonne ($0.86 per lb), lead: $2,000 per tonne ($0.91 per lb), and copper: $7,300 per tonne ($3.31 per lb); (ii) that the Company is able to ship and sell all of 2012 production in the 2012 financial year; (iii) the Company's forecast production for each individual mine is achieved; (iv) there is no disruption in production, unexpected increase in costs or disruption due to, among other things: natural phenomena and hazards; technological, mechanical or operational disruptions; changes in local governments, legislation, taxation or the political or economic environment; fluctuations in the price of silver, gold or base metals; fluctuations in the local currencies of those countries in which the Company carries on business; unexpected work stoppages or labour disputes; fluctuations in the price for electricity, natural gas, fuel oil, and other key supplies; or transportation disruptions.

No assurance can be given that the forecasted quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved. Expected future production, cash costs and capital costs are inherently uncertain and could materially change over time. If actual results differ from the assumptions set out above, the Company's mineral production and cash costs may differ materially from the forecasts in this MD&A. Readers should review those matters discussed herein under the heading "Risks and Uncertainties" and are advised to read the "Cautionary Note Regarding Forward Looking statements" contained herein.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits throughout South America and Mexico. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange in New York (Symbol: PAAS).

Pan American was founded in 1994 with the specific intention of providing investors with the best investment opportunity to gain real exposure to silver prices. The Company's mission is to be the largest and lowest cost primary silver mining company globally. To realize this mission, Pan American's strategy is to focus on growing its base of low cost silver production and silver mineral reserves by constantly optimizing its production methods, and developing new silver deposits through acquisition and exploration.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner.

Being responsible for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American's priority at every operation is the safety of our employees. We believe that comprehensive and continuous training is fundamental to the safety of our employees. With our comprehensive safety training and strictly enforced safety procedures, our goal is to continually improve our safety performance and remain industry leaders in the health and safety of our workers.

In addition, the Company is committed to operating our mines and developing new projects in an environmentally responsible manner. We have developed a comprehensive environmental policy, which all operations adhere to and apply to their short and long-term plans. This policy addresses topics that include water use and recycling, waste disposition, the research and use of alternative energies, compliance with required laws, closure requirements and education initiatives. Each operation runs unique environmental programs according to its location, needs, resources and processes. We have a proactive approach to minimizing and mitigating environmental impacts during all phases of the mining cycle from exploration through project development and into full mining operations. This is accomplished by applying prudent design and operating practices, continuous monitoring and by providing training and education for the employees and contractors who work at our facilities.

The Company recognizes that the skills and dedication of our employees and contractors are important drivers of our success. We also recognize the vital contribution they make to the economic prosperity of the communities in which we operate. As such, we offer leading career development opportunities, competitive remuneration, an engaging working environment and a supportive culture where fairness, respect, safety and diversity are valued and practiced.

Pan American's operational track record and strong financial standing has positioned the Company to take full advantage of strategic opportunities in the silver market, as they arise. As such, on January 23, 2012 the Company and Minefinders Corporation Ltd. (TSX: MFL; NYSE/AMEX: MFN) ("Minefinders") announced that they had entered into a definitive agreement pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders by way of a plan of arrangement. This transaction, upon successful completion, creates the leading, growth-oriented, geographically-diversified silver producer with a combined market capitalization of approximately $4 billion as measured at the announcement date, an exceptional growth profile, and enhanced portfolio diversification. Assuming the Company receives shareholder approval at the meetings to be held on March 26, 2012, the Company expects to close this transaction by the end of March. Please refer to the "Minefinders Transaction" section for more details.

Pan American has seven operating mines and also owns the world class Navidad silver development project in Argentina, and is the operator of the La Preciosa project in Mexico - a considerable portfolio of quality silver assets providing diversification of political and operational risk. Pan American also produces significant quantities of gold and base metals as by-products to its silver mining activities. The following charts reflect the geographic diversity of our silver production and the breakdown of our revenue, by metal type, for 2011. Mexico accounted for 44% of the Company's silver production, while silver and gold combined to make up 86% of the Companies consolidated revenue for 2011.

2011 SILVER PRODUCTION BY COUNTRY

- Mexico 44%
- Peru 25%
- Argentina 17%
- Bolivia 14%

2011 REVENUE BY METAL

- Silver 73%
- Gold 13%
- Zinc 7%
- Copper 4%
- Lead 3%

HIGHLIGHTS OF 2011

OPERATIONS & PROJECT DEVELOPMENT

Silver Production

Silver production was 21.9 million ounces in 2011, a decrease of 10% over the record production of 24.3 million ounces in 2010. This decrease was mainly attributable to operational challenges at our Peruvian operations, where silver production declined by a combined 1.5 million ounces, in addition to lower silver grades at Alamo Dorado, where 5.3 million ounces was produced compared to 6.7 million ounces in 2010.

Navidad Project Update

The Company significantly advanced the technical studies and continued its corporate social responsibility efforts during 2011, spending approximately $51 million. The Company conducted resource modeling and mine planning, inclusive of 37 kilometers of infill and step-out drilling, and advanced the basic engineering in support of a feasibility study and environmental impact assessment, both of which are ready for finalization upon the positive announcement of a change in the laws in Chubut, Argentina to allow for open pit mining. The 2011 expenditures also included certain long lead time equipment purchases as well as an investment in securing additional surface land rights. The Company continued to make investments in the local communities that will enable integration of the project and has purchased long-lead time crushing and grinding equipment.

La Preciosa Update

On August 11, 2011, the Company released a positive Preliminary Economic Analysis ("PEA") for the La Preciosa project. The PEA estimates average annual production of 6.8 million ounces of silver and 11,800 ounces of gold at a cash cost of $11.84 per ounce of silver, net of by-product credits for a twelve year life. The 100% basis after-tax net present value at a 5% discount rate is expected to be $315 million with a project IRR of 24.3% (assuming prices of $25 per ounce for silver and $1,250 per ounce for gold).

Robust Proven and Probable Silver Mineral Reserves

A successful exploration and resource conversion program in 2011 more than replaced mineral reserves that were mined during the year. As at December 31, 2011, Proven and Probable mineral reserves totaled 235.3 million ounces. For the complete breakdown of mineral reserves and resources by property and category, refer to section "Mineral Reserves and Resources" contained herein.

FINANCIAL

Record Revenue

Annual revenue in 2011 was a record $855.3 million, an increase of 32% over 2010 revenue, driven primarily by higher realized prices for all metals, partially offset by decreased quantities of all metals sold.

Record Mine Operating Earnings

Mine operating earnings in 2011 increased to a record $409.1 million, an increase of 70% over the prior year, as growth in revenue noted above significantly outweighed increases in cost of sales.

Record Operating Cash Flow

Cash flow from operations was at a record $359.5 million, a 48% increase from 2010. The additional operating cash flow was mainly attributable to increased cash flow from both operations in Mexico, Alamo Dorado and La Colorada, as well as Manantial Espejo, which combined to generate $250.5 million.

Record Liquidity and Working Capital Position

The Company had a record cash and short term investment balance of $491.2 million and a working capital position at a record $566.4 million at December 31, 2011, an increase of $130.7 million and $136.5 million, respectively, from a year ago.

Record Net Earnings and Adjusted Net Earnings

The Company had record net earnings of $354.1 million and after adjusting for the derivative mark to market gain on its warrants, the adjusted earnings were also a record at $252.3 million compared to 2010 figures of $15.7 million and $106.4 million, respectively. Please refer to the section, "Alternative Performance Measures", of this MD&A for a description of this measure.

Returning Value to Shareholders

Driven by the record operating cash flows described above, the Company announced its intention to purchase up to approximately 5.4 million of its common shares under a normal course issuer bid, representing up to 5% of Pan American's issued and outstanding shares on August 26, 2011. The Company commenced this share buy-back program during Q3 2011 and as at the date of this MD&A has purchased approximately 3.6 million shares at an average price of $26.20 for a total consideration of about $94.0 million. In addition, the Company continued to pay quarterly dividends of $0.025 per share during the year ($0.10/share in aggregate for the year), thereby paying $10.7 million in dividends to our shareholders.

MINEFINDERS TRANSACTION

On January 23, 2012, Pan American and Minefinders announced that they had entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders by way of a plan of arrangement. Under the terms of the Arrangement Agreement, Minefinders' shareholders will be entitled to elect to receive, in exchange for each Minefinders share held, either: (i) 0.55 shares of Pan American and CDN$1.84 in cash; or (ii) 0.6235 shares of Pan American; or (iii) CDN$15.60 in cash, subject to pro-ration under total aggregate cash and share pools. The consideration represents a total offer value of CDN$15.60 per Minefinders share and implies a total transaction value of CDN$1.38 billion. Following completion of the transaction, former Minefinders' securityholders will own up to approximately 32% of Pan American, on a fully-diluted basis. The Arrangement Agreement, as amended can be obtained under Pan American's profile on SEDAR at www.sedar.com.

The proposed acquisition is subject to approval by Pan American's shareholders and Mindfinders' securityholders, and the terms and conditions for the proposed transaction are summarized in the management information circulars provided to Pan American's shareholders and Minefinders' securityholders. The Company expects that a special meeting of the Company's shareholders will take place on March 26, 2012 to approve the issuance of Pan American shares pursuant to the proposed acquistion. If approved by Pan American's shareholders and Minefinders' securityholders, the Company expects to complete the proposed transaction on or about March 30, 2012.

Management and the Company's Board of Directors fully support the proposed acquisition and, assuming all necessary approvals are obtained and the transaction completes, believe that significant strategic benefits to Pan American's shareholders resulting from the acquisition will include: (i) enhanced operating and development portfolio diversification towards producing assets, (ii) additional near-term cash flow, (iii) creation of the leading growth profile in the silver sector, (iv) a meaningful reduction of our average silver cash costs across our production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration (vi) a number of attractive near-term opportunities to drive production growth, (vii) a strong balance sheet and access to capital; and (viii) increases in the Company's exposure to the prices of silver and gold.

Assuming the necessary approvals are obtained and the transaction completes, the addition of the Dolores mine's production to Pan American's current portfolio of producing assets should have a significant positive impact on the Company's 2012 production forecast.

2012 OPERATING OUTLOOK

This section of the MD&A provides management's production and costs forecasts for 2012. Major capital projects planned for each of the operations in 2012 are also discussed. The Company has not included any production forecasts from Minefinders' Dolores mine. Pending the successful completion of the Minefinders acquisition at the end of March 2012, the Company expects to update its forecast to incorporate production from the Dolores mine. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the end of this MD&A.

The following table sets out management forecast for silver production and cash and total costs per ounce at each operation in 2012.

	SILVER PRODUCTION FORECAST		
	Silver Production ounces (000's)	Cash Costs per ounce[1]	Total Costs per ounce[1]
Huaron	2,730 - 2,820	$20.90 - $22.70	$22.60 - $24.46
Morococha	1,740 - 1,820	$24.60 - $26.50	$29.85 - $31.75
Quiruvilca	210	$31.30	$36.4
Alamo Dorado	5,070 - 5,370	$6.40 - $6.80	$10.25 - $10.65
La Colorada	4,100 - 4,260	$9.50 - $9.90	$10.81 - $11.21
San Vicente	3,400 - 3,520	$18.40 - $18.70	$22.57 - $22.87
Manantial Espejo	4,250 - 4,500	$8.60 - $10.40	$17.03 - $18.83
CONSOLIDATED TOTAL	**21,500 - 22,500**	**$12.50 - $13.50**	**$16.74 - $17.74**

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales. The cash cost forecasts assume by-product credit prices of $1,900/tonne ($0.86/lb) for Zinc, $2,000/tonne ($0.91/lb) for Lead, $7,300/tonne ($3.31/lb) for Copper, and $1,600/oz for gold.

Silver production is expected to increase slightly from 2011's production to between 21.5 and 22.5 million ounces. The expected increase is primarily due to higher production at Manantial Espejo and San Vicente as well as modest increases at Huaron and Morococha. Offsetting these increases is the decrease on account of an ongoing strategic analysis of the Quiruvilca operation, which may lead to eliminating its contribution to Pan American's consolidated production during the second quarter 2012.

CASH AND TOTAL COSTS FORECASTS

Cash costs are expected to increase to approximately $12.50 to $13.50 per ounce of payable silver in 2012 compared to the 2011 cash costs of $9.44 per ounce. Cash costs are expected to increase primarily due to increases in direct operating costs (mostly labour related), royalties, treatment charges, and reduced by-product credits due to lower base metal production and prices assumed. Royalties are expected to increase sharply as a result of the COMIBOL royalty at San Vicente increasing to 37.5% from 9.4% following the recovery of our investment as defined in the joint venture contract.

The non-cash component of our total cost per ounce is expected to increase to $4.24 per ounce relative to the 2011 comparable of $4.07 per ounce, as higher depreciation charges arise from the start of amortization of the new Morococha facilities and other capital expansions incurred in 2011.

BY-PRODUCT PRODUCTION FORECAST

	Gold ounces	Zinc tonnes	Lead tonnes	Copper tonnes
Huaron	1,400 - 1,500	9,400 - 9,600	4,300 - 4,400	1,000 - 1,450
Morococha	1,250 - 1,300	11,800 - 12,400	3,100 - 3,450	1,200 - 1,250
Quiruvilca	300	1,700	600	300
Alamo Dorado	14,700 - 15,300	-	-	-
La Colorada	3,150 - 3,200	4,800 - 4,900	2,620 - 2,660	-
San Vicente	-	5,300 - 5,400	380 - 390	-
Manantial Espejo	54,200 - 58,400	-	-	-
CONSOLIDATED TOTAL	**75,000 - 80,000**	**33,000 - 34,000**	**11,000 - 11,500**	**2,500 - 3,000**

Gold production in 2012 is expected to be in line with 2011 production levels as increases in throughput rates and gold grades at Manantial Espejo are expected to offset the loss of gold production from Quiruvilca and small decreases in gold production at all other operations.

Production of zinc, lead, and copper is expected to decrease marginally in 2012 as compared to 2011's production primarily due to the loss of Quiruvilca's contribution to production, as well as other fluctuations primarily driven by changes in grades.

Precious metals are expected to contribute some 89% of our revenue in 2012, up from 86% of revenue in 2011. The geographic diversity of the revenue base will continue to enhance in 2012 with the Mexican operations contributing 39% of revenue, 27% from Argentina, the Peruvian operations 21%, and 13% from Bolivia.

CAPITAL EXPENDITURE FORECASTS

The Company is planning to invest $87.5 million in sustaining capital and $35.1 on project development in 2012, as set out in the table below:

CAPITAL BUDGET *(in millions)*		
Huaron	$	19.2
Morococha	$	19.3
Alamo Dorado	$	10.3
La Colorada	$	16.1
San Vicente	$	5.4
Manantial Espejo	$	17.2
Mine Capital	**$**	**87.5**
Navidad (Pre-law reform)[1]	$	22.8
Morococha Project	$	7.5
Other	$	4.7
Project Development Capital	**$**	**35.1**
TOTAL CAPITAL	**$**	**122.5**

[1] Please see section "2012 Project Development Outlook" for discussion of the Navidad Project capital expenditure plans post the pending law reform.

MINING OPERATIONS FORECASTS

A brief description of each mine and management's forecast for each operation's production, cash cost performance and capital requirements in 2012 follows.

Huaron Mine

The Huaron silver-zinc underground polymetallic mine is located 320 highway kilometres northeast of Lima in the heart of the Cerro de Pasco district. This is one of Peru's most important mining districts, accounting for more than half of the country's silver production. Since operations began in 1912, Huaron has produced more than 230 million ounces of silver.

Pan American acquired a majority interest in Huaron in March 2000 and re-opened the mine in April 2001 after completing a feasibility study, arranging financing and completing site rehabilitations.

In 2012, Huaron plans to increase mining and milling rates by 5% from its 2011 throughput rates by accessing additional ore zones deeper in the mine. The increased throughput along with a slight recovery improvement, partially offset by a 3% decrease in silver grade, is expected to result in a modest increase in silver production. The expected increase in throughput rates is also expected to yield higher production of zinc and copper, while lead production is expected to decline slightly.

Costs per dry metric tonne ("DMT") milled are budgeted to increase by 13% as compared to 2011 primarily as a result of increased underground development and drilling rates to access the additional ore, higher labour costs and social benefits, and higher raw materials and supply costs. Cash costs per ounce are expected to increase significantly over the 2011 cash costs due to a decrease in by-product credits due to lower base metal prices, combined with the increases in direct operating costs, smelting and refining costs, and royalties.

Capital spending of $19.2 million at Huaron in 2012 will allow for mine development, exploration to replace mineral reserves mined, installation of ventilation raise bores, additional mine equipment as well as a significant tailings facility expansion. The capital expenditures planned at Huaron in 2012 also reflects a commitment to improve camp and working conditions, with new accommodations and recreational facilities, a change house and the modernization of the main workshop.

Morococha Mine

Pan American acquired the Morococha mine in Peru in August 2004. Morococha is a silver-zinc rich underground polymetallic vein mine located approximately 180 highway kilometres southeast of the Company's Huaron mine or 140 highway kilometres east of Lima.

The Morococha district has been mined continuously for more than 100 years and lies within one of the world's most prolific mineral belts for polymetallic vein systems. Morococha hosts a very large and productive network of veins, mantos, skarns, and other replacement ore bodies within a mineral rights package covering 110 square kilometres of concessions.

Tonnes milled, silver and zinc grades, and recoveries at Morococha in 2012 are all expected to improve slightly compared to 2011 levels due to increased underground development rates, resulting in an improved production profile, with the exception of copper production which is expected to decline due to lower grades and recoveries.

Operating costs are expected to increase by 10% over 2011 costs primarily as a result of increased underground development and drilling rates, higher smelting and refining costs, labour, raw material and supplies, mine development costs, camp administration costs and geology expenses. The Company anticipates cash cost per ounce in 2012 to increase due to lower base metal by-product credits, combined with the increase in direct operating costs mentioned above.

The primary objective of Morococha's 2012 capital budget, which totals $19.3 million, is to integrate production from various ore sources, which requires significant investments in mine development. Capital expenditures are planned for primary ramp developments in the Yacumina, Codiciada and Alapampa mining areas. In addition, capital has been allocated for new mine equipment, installation of a backfill plant, workshop upgrades, ventilation raises and mine exploration activities. In addition, investments are planned for camp improvements and communication upgrades.

Quiruvilca Mine

The Quiruvilca mine is located in Peru approximately 130 kilometres to the east of the coastal city of Trujillo. Mineralization was first reported in the area in 1789, and the mine has been in continuous operation since 1926. The underground workings cover an area four kilometres long by three kilometres wide and extend more than 400 meters in depth. Pan American has operated Quiruvilca since acquiring the property from ASARCO in late 1995.

Our intention at Quiruvilca in 2012 is to assess strategic alternatives for the mine which may include continuing to operate the mine, divestiture or placing the operation on care and maintenance. Accordingly, only production for the first quarter of the year has been included in our 2012 guidance, pending a decision based on our assessment.

Alamo Dorado Mine

Alamo Dorado is an open-pit mine located in the Mexican state of Sonora, approximately 320 kilometres from the state capital of Hermosillo. Pan American acquired the Alamo Dorado project in February 2003. The mine began commercial production on April 1, 2007 after the construction of the mine, plant and related infrastructure was completed substantially on schedule and on budget at the end of 2006.

In 2012, Alamo Dorado will aim to process an average of between 4,850 and 5,050 ore tonnes per day at similar silver grades to 2011, with silver recoveries expected to increase to 88% as a result of additional leaching capacity. Based on these assumptions, the mine is expected to maintain steady silver production while gold production is expected to decline by 9% due to lower grades.

Cash costs per ounce are expected to increase from $4.80 to a range of $6.40 to $6.80, as direct operating costs are expected to increase and by-product credits from gold revenues to decline. The expected increase in operating costs is being driven by escalation in consumables, energy, labour and security costs which includes an increased frequency of silver doré shipments.

Capital expenditures are expected to be $10.3 million, comprised primarily of waste pre-stripping of the Phase III open pit extension to increase the mine life, the addition of a further two leach tanks to maximize silver recovery, and the introduction of a grinding automation control program to maximize throughputs.

La Colorada Mine

Pan American acquired the La Colorada mine in 1998 and began to refurbish the mine and construct a 650 tonne per day silver and gold oxide ore processing plant with associated infrastructure. Following the commissioning of the oxide plant in 2003, the Company made additional investments to expand the mine and the pre-existing sulphide processing plant to produce silver, gold, lead, and zinc from an expanded 750 tonne per day sulphide plant, which was first commissioned in 2006. The mine consists of six continuous blocks of exploration permits and exploitation claims totalling 2,230 hectares.

The project lies within one of Mexico's geologic belts known as the "Faja de Plata" (silver belt) that extends for 800 kilometres along the Sierra Madre Mountains and is defined by prolific silver deposits. The continued exploration success achieved at La Colorada reported over the last five years illustrates the excellent potential for extending mineral reserves through discovery and additional development.

In 2012 La Colorada will continue shifting production from the oxide zone and expand production from the sulphide zone. This transition will be facilitated by the introduction of a new sulphide tailings facility. Stable throughput, grades and recovery rates are expected to result in similar silver production to 2011. The shift towards more sulphide ore feed, combined with slightly higher lead and zinc grades is expected to result in higher base metal by-product production, but lower gold production as compared to 2011.

Operating costs in 2012 are expected to increase by approximately 9% compared to costs in 2011 due to escalation in the cost of consumables, energy, labour and security. Cash costs per ounce are expected to increase from 2011's cash cost level due to the effect of an increase in the direct operating costs, together with a net reduction in by-product credits.

Capital expenditures at La Colorada in 2012 are expected to be $16.1 million, and are comprised mostly of expenditures related to mine development and underground mine equipment, continuation of the deep exploration drilling program, and a new lower level pump station. Work to complete the sulphides tailings dam is expected to require $3.0 million while $1.1 million is planned for an expansion of the sulphide plant.

San Vicente Mine

The San Vicente silver-zinc mine is located in the Bolivian Andes. More than 20 bonanza type silver-zinc veins are known to occur over an area of 15 square kilometres and extend to at least 200 meters in depth. The project consists of 15 mining concessions totalling 8,159 hectares.

San Vicente was operated from 1972 to 1993 by COMIBOL, the Bolivian state mining company. In 1999 Pan American optioned the project from COMIBOL under a joint venture agreement. Following acquisition, Pan American investigated several development alternatives for San Vicente with local partnerships and by May 2007 secured 95.0% interest in the operating company of the Joint Venture Project with COMIBOL. Under the Joint Venture agreement, COMIBOL retains the rights to collect 9.4% of the operating cash flow while the Company recovers its capital investment increasing to 37.5% thereafter. Between 2000 and 2007 the Company invested in exploration drilling, underground development drifting, and performing various feasibility and development studies while conducting limited mining and toll milling production at a nearby neighbouring processing facility. During this period, Pan American discovered the rich Litoral Ramo II vein which served to significantly increase the Proven and Probable reserves at the mine. Pan American decided in mid-2007 to invest in expanding the mine by developing a modern trackless long-hole mining operation for the Litoral Ramo II vein and constructing its own 750 tonne-per-day processing facility. Commissioning activities proceeded smoothly since the April 2009 start-up leading the Company to declare commercial production in the first month of operation.

In 2012, the Company expects to operate San Vicente at 8% to 10% higher throughput rates from the continued development of the high-grade Litoral vein, which is expected to deliver ore grades similar to 2011. As a consequence, San Vicente is expected to increase its contribution of silver and zinc to Pan American (95% interest) from 2011 levels.

Operating costs are expected to increase in 2012 with higher throughput rates and the Company anticipates paying significantly higher royalties to COMIBOL pursuant to the joint venture agreement. As defined in this agreement, the royalty paid to COMIBOL increases to 37.5% of operating cash flow from the 2011 9.4% levels upon recovery of our initial construction capital at San Vicente. The recovery of our initial construction capital pursuant to the COMIBOL agreement is expected to occur during the early part of 2012. Accordingly, the Company expects to pay an additional $15.7 million in royalties in 2012 compared to the 2011 expense. Cash costs per ounce are expected to increase substantially due primarily to the increase in COMIBOL royalties, together with an expected decrease in by-product credits on the assumption of lower zinc prices in 2012.

The main components of the capital investments planned for 2012 at San Vicente, which total $5.4 million, include $1.6 million for mine development and a mobile equipment maintenance shop, and $1.0 million for resource development.

Manantial Espejo Mine

Reconnaissance exploration on the Manantial Espejo property was first carried out in the 1970s by the Argentinean government. In 2002, the Company acquired a 50% interest in the project and in March 2006, the Company negotiated and entered into a purchase agreement for the remaining 50% interest, thus becoming a 100% owner of the Manantial Espejo project.

In March 2006, Pan American completed a feasibility study and began construction of the Manantial Espejo project, based upon a combination open pit and underground mine plan, and a conventional milling and leaching circuit with a design capacity of 2,000 tonnes per day. The mine construction was completed in December 2008 and in 2009, its first full year of commercial production, the mine produced 3.8 million ounces of silver and over 70,000 ounces of gold at cash costs of negative $0.84 per ounce of silver.

The key objectives in 2012 at Manantial Espejo are to increase plant throughput by 7% to 9% with slightly higher grade ore and to maintain recoveries, thereby increasing silver and gold production over 2011 levels. The 2012 mine plan calls for a total of 10.8 million tonnes to be mined from open pits, including 0.75 million tonnes of ore and an additional 0.15 million ore tonnes to be mined from underground.

Operating costs are expected to increase by 10% on a per tonne basis primarily due to the expectation of continued cost inflation in Argentina, which affects costs of labor and consumables. These increases, partially offset by higher throughputs and gold production and the resultant increase in by-product credit are the principal factors behind the higher expected cash costs.

The capital investments planned at Manantial Espejo total $17.2 million for 2012, with the majority of the capital planned to be spent on open pit and underground mine development and equipment acquisitions, expanding the housing project in the nearby town of Gobernador Gregores, upgrades to the cyanide neutralization circuit, as well as continued mineral reserve definition drilling.

2012 PROJECT DEVELOPMENT OUTLOOK

Pan American continues to work in an open and informed manner with the provincial government and local communities regarding open pit mining in the Central Meseta of Chubut and remains confident that this approach will result in a change in the mining law in 2012. Accordingly, the Company plans to commence detailed engineering early in 2012 and be in a position to issue a feasibility study and submit the Navidad project environmental impact assessment once the mining law reform has occurred. The forecasted capital cost for Navidad in 2012 is $22.8 million prior to the anticipated positive law reform which would allow development of the Navidad Project. Assuming a positive construction decision can be made around mid-year 2012, the capital expenditure could grow to $88.6 million for the full year.

In conjunction with the feasibility work on the Navidad project and the recent positive law reforms in the Rio Negro Province of Argentina, a conceptual study on the Calcatreu Property located approximately 120 km north of Navidad will be performed to assess the viability of a combined project approach, given the relatively close proximity of Calcatreu to Navidad. The Company's objectives in 2012 are to finish a scoping study at Calcatreu, focus on community engagement, including assisting those areas affected by volcanic ash problems and update the EIA. The Company expects to spend $3.7 million on these activities in 2012, all of which will be expensed.

At La Preciosa, our objective is to complete a feasibility study by mid 2012, assuming an agreement is reached with Orko for an extension of the delivery date, originally scheduled for April 2012. Work to be completed in 2012 includes a geotechnical assessment, plant and surface engineering and the completion of metallurgical testing. The Company anticipates spending approximately $5.0 million on these activities at La Preciosa in 2012 assuming the extension of the study delivery date is achieved and these expenditures will be expensed.

In 2010, the Company's wholly owned subsidiary Compañia Minera Argentum S.A. ("Argentum") which operates the Morococha mine, entered into an agreement with Minera Chinalco Perú ("MCP"), a subsidiary of the Aluminum Corporation of China, which clearly defines each party's long term surface rights in the area of the mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP's Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project. While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP. In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations, as well as periodic cash payments from MCP totaling $40 million, of which, to December 31, 2011, the Company received $13.8 million. These payments have been utilized towards capital expenditures incurred for the project as well as direct project related expenses and recorded as other income and offset against direct project related expenses. The main objectives at the Morococha relocation project in 2012 are to complete construction of new facilities, to connect into permanent power at MCP supplied substation, to secure water permits and to successfully relocate 53 families, as per our agreement with MCP. In total $7.5, million is expected to be spent on the Morococha relocation project in 2012. Additionally, the Company is expecting to receive from MCP progress payments of $5.0 million in 2012 of the $40 million discussed above.

2011 OPERATING PERFORMANCE

The following table reflects silver production and cash costs at each of Pan American's operations for 2011, as compared to 2010 and 2009.

	SILVER PRODUCTION (ounces '000s)			CASH COSTS[1] ($ per ounce)		
	2011	2010	2009	2011	2010	2009
Huaron	2,769	2,987	3,563	$ 14.03	$ 12.35	$ 9.95
Morococha[2]	1,712	2,633	2,762	$ 16.11	$ 4.43	$ 5.86
Quiruvilca	881	1,245	1,422	$ 17.47	$ 5.87	$ 8.64
Pyrites Stockpiles	-	-	98	$ -	$ -	$ 3.78
Alamo Dorado	5,300	6,721	5,321	$ 4.80	$ 3.16	$ 4.51
La Colorada	4,296	3,702	3,468	$ 7.74	$ 8.59	$ 7.55
San Vicente[3]	3,130	3,033	2,627	$ 13.48	$ 8.21	$ 7.07
Manantial Espejo	3,767	3,965	3,783	$ 7.36	$ 1.61	$ (0.84)
CONSOLIDATED TOTAL	**21,855**	24,286	23,044	$ **9.44**	$ 5.69	$ 5.53

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

[2] Morococha data represents Pan American's 92.2% interest in the mine's production.

[3] San Vicente data represents Pan American's 95.0% interest in the mine's production.

The graph below pictorially presents silver production by mine in 2011 and highlights the diverse nature of Pan American's silver production.


2011 SILVER PRODUCTION BY MINE
Alamo Dorado 24%
La Colorada 20%
Manantial Espejo 17%
San Vicente 14%
Huaron 13%
Morococha 8%
Quiruvilca 4%

In 2011, Pan American's silver production decreased to 21.9 million ounces from the record production in 2010 of 24.3 million ounces. This decrease was primarily a result of significantly lower production at Alamo Dorado due to reduced grades and at Morococha, where lower grades and throughput rates negatively impacted production. At our other operations, decreased production in Peru and at Manantial Espejo were largely offset by increased silver production at La Colorada and San Vicente, which both successfully increased throughput rates.

Silver production in 2011 was 0.6 million ounces lower than management's forecast of 22.5 million ounces as described in the Q3 2011 MD & A, with the largest variances occurring at Alamo Dorado and at Manantial Espejo, where an unexpected mechanical breakdown was encountered in December, 2011.

Consolidated cash costs per ounce of silver were $9.44 in 2011, a 66% increase from 2010's cash costs per ounce of $5.69. The increase in cash costs were primarily due to a 19% increase in unit operating costs per tonne, which were primarily driven by higher labour costs, combined with the negative impact of spreading fixed costs over lower production, increases in mining royalties and treatment costs, exacerbated by an 8% decrease in by-product credits as a result of lower gold and base metal by-product production in 2011, as shown in the table below.

The following tables set out the Company's by-product production over the past three years and the metal prices realized for each metal produced:

	BY-PRODUCT PRODUCTION		
	2011	2010	2009
Gold ounces	**78,426**	89,555	100,704
Zinc tonnes	**37,234**	43,103	44,246
Lead tonnes	**12,701**	13,629	14,328
Copper tonnes	**4,544**	5,221	6,446

	REALIZED PRICES		
	2011	2010	2009
Silver/ounce	$ **35.03**	19.87	14.90
Gold/ounce	$ **1,568**	1,216	989
Zinc/tonne	$ **2,208**	2,160	1,554
Lead/tonne	$ **2,402**	2,147	1,723
Copper/tonne	$ **8,625**	7,457	5,431

In 2011, production of all by-product metals decreased in comparison to 2010 production. Gold, zinc, lead and copper production declined by 13%, 14%, 7% and 13% respectively, relative to 2010. Gold production declined primarily as a result of expected lower grades at Manantial Espejo while base metal production was negatively impacted by lower throughput at our Peruvian operations in 2011.

Actual base metal production in 2011 exceeded management's revised expectation contained in the Q3 MD&A for zinc, lead and copper by 6%, 6% and 1%, respectively. Gold production in 2011 was 2% below management's revised forecast of 80,000 to 85,000 ounces. The positive variance in base metal production relative to management's guidance was due primarily to higher than anticipated grades and throughput rates at our Peruvian mines during the fourth quarter, while gold production was hindered by a mechanical stoppage at Manantial Espejo.

An analysis of each operation's 2011 operating performance measured against 2010 operating performance, and management's forecasts for 2011 follows. Management's revised forecasts, as contained in section 6 "2011 Operating Outlook" of the Q3 MD&A have been used for purposes of assessing the 2011 performance against management's 2011 forecast.

HUARON MINE

	TWELVE MONTHS ENDED DECEMBER 31,	
	2011	**2010**
Tonnes milled	**614,437**	704,094
Average silver grade - grams per tonne	**177**	171
Average zinc grade - %	**2.46%**	2.43%
Average silver recovery - %	**79.1%**	77.3%
Silver - ounces	**2,768,768**	2,987,280
Gold - ounces	**1,339**	1,525
Zinc - tonnes	**9,555**	10,216
Lead - tonnes	**4,865**	4,346
Copper - tonnes	**1,278**	1,654
Cash costs per ounce[1]	**$ 14.03**	$ 12.35
Total costs per ounce[1]	**$ 16.89**	$ 13.98
Payable ounces of silver	**2,491,190**	2,753,906
Capital Expenditures - thousands	**$ 13,021**	$ 6,606

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

In 2011, mill tonnage at Huaron declined by 13% relative to 2010, however this decrease was partially offset by slightly higher grades and recoveries, resulting in silver production that declined by 7% year-on-year. Zinc, copper and gold production was also hampered by the lower throughput rates, while lead production increased over 2010 levels on account of higher grades. The decline in throughput rates at Huaron were primarily a result of less than expected ore tonnes obtained from the 180 level mine deepening area.

Cash costs at Huaron increased by 14% in 2011 to $14.03 per ounce mainly due to the negative effect of fixed costs on lower production of silver ounces and increased costs associated with additional underground mine development and ground support measures, general operating cost escalations and the strengthening local currency. In addition, the Company made a decision during Q3 of 2011 to demobilize a significant number of contract miners in favor of hiring and developing a trained workforce in order to enhance safe and productive mine efficiencies for the long life available. In support of this effort, the Company has established a miner training center at Huaron to enhance efforts at training inexperienced people from the surrounding communities as well as to provide a center for improving our experienced miners skills and productivity. By-product credits at Huaron remained similar to 2010 as lower production of zinc, copper and gold were offset by higher lead production and by stronger metal prices in 2011.

Silver production in 2011 was in line with management's revised forecast of 2.8 million ounces. Improving throughput rates positively affected the production of by-product metals, resulting in zinc and lead production that was above revised levels forecast by management for 2011.

The actual cash costs in 2011 were within 1% of our revised forecast of $13.89 per ounce due primarily to actual by-product credits being lower than expected due to shortfalls against expected copper metal production and lower base metal prices.

Capital expenditures at Huaron during 2011 totalled $13.0 million compared to our forecast of $9.9 million due primarily to unexpected additional mine development and mine equipment replacements.

MOROCOCHA MINE*

	TWELVE MONTHS ENDED DECEMBER 31,	
	2011	2010
Tonnes milled	483,104	619,819
Average silver grade - grams per tonne	128	152
Average zinc grade - %	2.74%	2.88%
Average silver recovery - %	86.1%	87.0%
Silver - ounces	1,711,668	2,632,790
Gold - ounces	1,691	2,329
Zinc - tonnes	10,676	15,228
Lead - tonnes	3,050	4,927
Copper - tonnes	1,522	1,532
Cash costs per ounce[1]	$ 16.11	$ 4.43
Total costs per ounce[1]	$ 22.19	$ 7.13
Payable ounces of silver	1,520,702	2,338,121
Capital Expenditures - thousands[2]	$ 17,289	$ 11,325

* Production and cost figures are for Pan American's 92.2% share only.

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

[2] Sustaining capital expenditures not including capital incurred at the Morococha project as disclosed in the section Project Development Update.

Morococha's 2011 silver production decreased by 35% as compared to 2010 mainly due to a 22% decrease in throughput rates combined with 16% lower silver grades. Zinc, lead and gold production also suffered due to the lower throughput rates, while higher copper grades resulted in similar production to 2010. Throughput rates and silver grades at Morococha were challenged by decisions to temporarily stop mining a few of the higher grade areas in the Yacumina and Morro Solar areas that were experiencing erratic grades to allow for additional reserve definition studies and enable optimization of the mine design to maximize the resource extraction and profitability from these areas. In addition, after attempts to enhance safe productive mining at our Peruvian operations with limited success, a decision was made during the third quarter to demobilize three of four contract miner groups in order to allow hiring and appropriate training of Company employees. The Company is confident these decisions will result in overall enhanced performance once the mineralization in these areas are better understood and brought back into production in 2012 and 2013.

Cash costs at Morococha increased by 264% in 2011 to $16.11 per ounce due to the negative impact of carrying fixed costs by substantially reduced silver production, lower by-product credits resulting from reduced by-product metal production combined with general cost escalation in operating costs for 2011 compared to 2010.

Actual silver production performance at Morococha in 2011 met management's revised forecasts, while higher than expected zinc and copper production was offset by below anticipated lead production as a result of variations in ore grades.

The actual cash costs in 2011 were 8% higher than our revised forecast of $14.87 per ounce due primarily to actual by-product credits being significantly lower than expected due to shortfalls against expected by-product metal prices.

Capital expenditures at Morococha during 2011 totalled $17.3 million, compared to management's guidance of $12.2 million. The capital spending was primarily on increased long term mine development advances, exploration drilling, mine and plant equipment replacements. In addition, the Company invested in capital for the Morococha project as described in the "Project Development Update" below.

QUIRUVILCA MINE

	TWELVE MONTHS ENDED DECEMBER 31,	
	2011	**2010**
Tonnes milled	**295,378**	323,427
Average silver grade - grams per tonne	**114**	141
Average zinc grade - %	**3.06%**	3.58%
Average silver recovery -%	**81.2%**	84.7%
Silver - ounces	**880,873**	1,245,030
Gold - ounces	**1,687**	1,801
Zinc - tonnes	**7,745**	10,058
Lead - tonnes	**2,399**	2,989
Copper - tonnes	**1,030**	1,434
Cash costs per ounce[1]	**$ 17.47**	$ 5.87
Total costs per ounce[1]	**$ 20.32**	$ 6.56
Payable ounces of silver	**760,191**	1,128,557
Capital Expenditures - thousands	**$ 1,515**	$ -

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

In 2011, Quiruvilca's silver production decreased by 29% in comparison to 2010. This decrease in silver production was due to a combination of lower tonnage and reduced silver grades and recoveries. Similarly, reduced throughput rates and lower zinc, lead, copper and gold grades resulted in lower production of those metals in 2011.

Cash costs for 2011 were $17.47, a 198% increase from $5.87 per ounce a year ago, primarily due to the combined effect of lower throughput and grades, higher operating costs from general cost escalations and the strengthened local currency and decreased by-product credits resulting from lower by-product production in 2011.

Silver production during 2011 attained management's revised forecast of 0.9 million ounces. Base metal production also was in line with management's revised forecasts, while higher than expected gold grades resulted production that was slightly higher than management's forecast.

Cash costs of $17.47 per ounce were 2% above management's revised forecast of $17.20 per ounce primarily due to slightly higher than expected mine development costs. By-product credits were similar to management's expectations as higher gold production offset lower than expected base metal prices.

Capital expenditures at Quiruvilca during 2011 totalled $1.5 million, compared to management's guidance of $2.9 million. The capital spending was primarily on mine development advances and equipment replacements.

ALAMO DORADO MINE

	TWELVE MONTHS ENDED DECEMBER 31,	
	2011	**2010**
Tonnes milled	**1,848,230**	1,675,952
Average silver grade - grams per tonne	**105**	147
Average gold grade - grams per tonne	**0.33**	0.38
Average silver recovery - %	**83.6%**	88.4%
Silver - ounces	**5,299,841**	6,721,258
Gold - ounces	**16,607**	16,746
Copper - tonnes	**66**	89
Cash costs per ounce[1]	**$ 4.80**	$ 3.16
Total costs per ounce[1]	**$ 8.29**	$ 7.41
Payable ounces of silver	**5,278,892**	6,683,134
Capital Expenditures - thousands	**$ 8,287**	$ 2,132

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

Alamo Dorado was the Company's largest silver producer in 2011, with silver production of 5.3 million ounces, which was a 21% reduction from the record silver production achieved in 2010. Silver production decreased as expected from the 2010 levels primarily due to significantly lower silver grades and recoveries. The decreased silver grades were a result of the mining sequence in the Phase II pit during 2011 compared to the higher grade portions of the Phase I pit encountered in 2010. Gold production of approximately 17,000 ounces in 2011 remained similar to the production levels in the comparable period of 2010 as lower gold grades were offset by higher throughput rates.

Alamo Dorado's cash costs per ounce were $4.80 in 2011, a 52% increase from the 2010 cash costs of $3.16, due mainly to the negative effect of lower production of silver ounces on fixed costs and cost escalation, partially offset by higher gold by-product credits due to higher realized gold prices in 2011.

Alamo Dorado's silver production in 2011 was 6% below management's revised forecast of 5.6 million ounces mainly due to a decision to complete the in-pit phase 3 exploration drilling program, which disrupted mining activities. Gold production was 3% ahead of the revised forecast of 16,071 ounce as gold grades realized exceeded expectations.

Cash costs were 2% higher than our revised forecast of $4.68 per ounce as a result of lower silver production partially offset by higher realized gold by-product credits resulting from increased gold production and gold metal prices.

Capital expenditures at Alamo Dorado during 2011 totalled $8.3 million, compared to management's guidance of $2.0 million. Capital expenditures in 2011 exceeded management's guidance due to an unplanned decision to construct two additional leach tanks in order to increase residence times, which is expected to increase future recovery rates. The additional leaching capacity is expected to be commissioned in the first half of 2012.

LA COLORADA MINE

	TWELVE MONTHS ENDED DECEMBER 31,	
	2011	2010
Tonnes milled	**404,533**	345,697
Average silver grade - grams per tonne	**369**	378
Average silver recovery - %	**89.5%**	88.0%
Silver - ounces	**4,295,783**	3,701,568
Gold - ounces	**4,104**	4,312
Zinc - tonnes	**4,466**	2,940
Lead - tonnes	**2,388**	1,366
Cash costs per ounce[1]	**$ 7.74**	$ 8.59
Total costs per ounce[1]	**$ 8.99**	$ 9.73
Payable ounces of silver	**4,093,851**	3,537,905
Capital Expenditures - thousands	**$ 13,301**	$ 9,118

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the La Colorada mine in 2011 was 4.3 million ounces, a 16% increase compared to the previous year. This increase was due to higher throughput rates and improved silver recoveries as a result of benefits from previous investments in mine development, mine equipment purchases, ventilation and dewatering which are enabling higher productivities and efficiencies. Production of lead and zinc benefited from higher throughput, while lower gold grades led to a modest decrease in gold production.

Cash costs decreased by 10% in 2011 compared to 2010 to $7.74 per ounce as a result of significantly increased by-product credits, partially offset by higher operating costs.

Actual silver production at La Colorada in 2011 achieved management's revised forecast of 4.3 million ounces, as higher throughput rates offset slightly lower realized silver grades than expected. Actual by-product grades realized varied from management's expectations resulting in gold production that was slightly below expectations, while both zinc and lead production exceeded our revised guidance by 5%.

Actual cash costs of $7.74 were 3% higher than management's revised forecast of $7.51 per ounce as higher operating costs were partially off-set by better than expected by-product metal production.

Capital expenditures at La Colorada during 2011 totalled $13.3 million, which exceeded our forecast of $10.8 million. The capital was spent mainly on a tailings dam expansion, a mine back-fill plant, sulphide plant equipment upgrades, and exploration works.

SAN VICENTE MINE*

	TWELVE MONTHS ENDED DECEMBER 31,	
	2011	2010
Tonnes milled	**282,960**	271,483
Average silver grade - grams per tonne	**382**	389
Average zinc grade - %	**2.26%**	2.29%
Average silver recovery - %	**90.1%**	89.1%
Silver - ounces	**3,130,145**	3,033,046
Zinc - tonnes	**4,792**	4,661
Copper - tonnes	**649**	512
Cash costs per ounce[1]	**$ 13.48**	$ 8.21
Total costs per ounce[1]	**$ 17.14**	$ 12.07
Payable ounces of silver	**2,849,243**	2,823,869
Capital Expenditures - thousands	**$ 4,975**	$ 6,007

* Production and interest figures are for Pan American's 95.0% share only.

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

In 2011, San Vicente's silver production increased by 3% compared to its 2010 production, mainly due to higher throughput rates and recoveries, partially offset by lower silver grades. Zinc and copper production levels also increased compared to the same period last year, primarily due to the increased throughput rates.

Cash costs at San Vicente increased by 64% to $13.48 in 2011 as compared to the previous year. The higher cash costs in 2011 resulted from the combined effect of (i) a 36% increase in royalties, which are calculated on operating cash flow, (ii) a 110% increase in smelting costs, primarily due to the deterioration in terms for high silver grade concentrates and (iii) an 11% increase in operating costs, primarily driven by increases in labor costs. These factors were partially offset by higher zinc and copper by-product credits due to increased production and prices of those metals.

Actual silver production attributable to Pan American in 2011 of 3.1 million ounces was slightly below management's revised forecast of 3.2 million ounces, as the higher than expected throughput rates were offset by the lower than anticipated silver grades. Zinc and copper production benefited from higher throughput rates and exceeded the revised forecast by 6%.

Actual cash costs of $13.48 were 5% above management's revised forecast due to higher than expected mining royalties, treatment and refining charges and operating costs. Mining royalties that the Company pays in Bolivia are directly linked to metal prices and operating cash flow generated, which exceeded management's forecasts, partially offset by higher than expected by-product credits on higher zinc and copper production.

Capital expenditures at San Vicente during 2011 totalled $5.0 million, which was close to management's forecasts of $4.6 million. Expenditures consisted mainly of spending on community infrastructure and water treatment facility upgrades, the construction of a new fuel station, additional underground mine equipment and exploration drilling.

MANANTIAL ESPEJO MINE

	TWELVE MONTHS ENDED DECEMBER 31,	
	2011	**2010**
Tonnes milled	**697,205**	717,463
Average silver grade - grams per tonne	**185**	191
Average gold grade - grams per tonne	**2.48**	2.81
Average silver recovery - %	**90.2%**	90.5%
Average gold recovery - %	**95.1%**	94.7%
Silver - ounces	**3,766,504**	3,964,822
Gold - ounces	**52,998**	62,843
Cash costs per ounce[1]	**$ 7.36**	$ 1.61
Total costs per ounce[1]	**$ 15.89**	$ 10.16
Payable ounces of silver	**3,758,971**	3,958,874
Capital Expenditures - thousands	**$ 16,916**	$ 7,021

[1] Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the Manantial Espejo mine in 2011 was 3.8 million ounces, a 5% decrease from the production level in 2010. This decrease was a result of the slightly lower throughput rates, silver grades and recoveries. Gold production decreased by 16% in 2011 due to lower throughput rates and gold grades that were expected as the operation normalized towards the average reserve gold grades of the deposit, which is expected to be approximately 2.2 grams per tonne. Lower gold grades were partially offset by an increase in gold recoveries.

In 2011, cash costs at Manantial Espejo increased to $7.36, significantly higher than 2010's cash costs of $1.61 per ounce. The main drivers of the increase in cash costs were higher operating costs mainly due to an increase in labour costs and the effects from the high sustained inflation rates in Argentina. These were partially offset by higher by-product gold prices.

In 2011, Manantial Espejo's actual throughput rates and silver grades were below management's forecast, resulting in 9% lower silver production than our revised forecast. Silver production was challenged due to a two week unplanned plant shutdown to facilitate the repair of the primary ball mill, together with equipment availability issues as a consequence of importation restrictions that severely limited our flow of spare parts and materials necessary to sustain operations. Actual gold production suffered for the same reasons, resulting in a 10% negative variance compared to our revised forecasts.

The actual cash costs in 2011 of $7.36 per ounce were 20% higher than the revised forecast of $5.90 per ounce. The main drivers for the higher than expected cash costs was the impacts of the plant shutdown in addition to higher than anticipated operating cost inflation in Argentina, compounded by lower by-product gold credits. Major components of the operating cost increases were higher diesel fuel prices, spare parts and materials logistic costs, and employee costs.

Capital expenditures at Manantial Espejo during 2011 totalled $16.9 million, compared to management's forecast capital expenditures of $11.6 million. Higher capital costs were incurred as the Company adapted its operations to deal with the more difficult Argentine customs clearances now required and supplementing its fleet with locally available contractor equipment. The capital expenditures consisted mainly of camp upgrades, development drilling, work on a tailings dam raise, and mine exploration works.

2011 PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent at each of Pan American's project developments in 2011, as compared to 2010 and 2009. Our accounting policies determine what portion of the amounts spent at our projects is capitalized and what portion is expensed during the period.

	TOTAL PROJECT SPENDING				
	2011		2010		2009
Navidad	33,200	$	37,177	$	631
Morococha Project	26,218	$	10,259	$	1,710
La Preciosa	2,400	$	9,989	$	4,000
Calcatreu	1,656	$	323	$	-

At the **Navidad project**, the Company spent a total of $33.2 million in 2011, of which $22.1 million was capitalized. In addition, certain long lead time equipment was purchased, including plant SAG and ball mills, primary crusher, pebble crusher, rockbreaker and liner handlers which totalled $17.0 million. Major activities in 2011 related to Navidad included:

- Advancing the feasibility study significantly by the end of the year.
- Continuing to optimize the project design and production plan.
- Preparing the project environmental impact assessment document for submission once Chubut mining law is amended.
- Assisting affected nearby communities in both Rio Negro and Chubut during the volcanic ash fallout event due to the eruption of the Puyehue volcano in Chile.
- Assisting nearby communities with improving integrity of water supply, provision of firewood, school and education support, sporting events for youth, and assistance with the development of local businesses.
- Completion of exploration drilling program, which focused on infilling of known deposits.
- Continued with metallurgical test work to better understand the recovery characteristics of the various ore types found at the project.

At the Morococha plant relocation project, the Company invested $26.2 million in 2011 (partially funded by $6.0 million progress payment by Chinalco). The main focus of the work in 2011 included:

- Completed construction of all new surface buildings, which include an administration building, maintenance shop, warehouse, change house, kitchen, 300 person camp, laboratory, and compressor building. Connecting these new facilities to a power supply is scheduled to be completed in early 2012.
- Completed new main water supply lines and new compressed air line to the mine operations.

At the La Preciosa joint venture project, the Company spent $2.4 million in 2011, all of which was expensed. Work at La Preciosa during the year included:

- Completion and announcement of the preliminary economic assessment.
- Commenced a scoping study (in advance of performing a full feasibility study) in order to optimize and improve the project economics.
- Commenced a site geotechnical investigation as the basis for the design of the tailings storage facility and the site.
- Continued with infrastructure improvements in local communities in the vicinity of the project.

At the Calcatreu project, the Company spent $1.7 million in 2011, all of which was expensed. Work during the year included:

- Completion of nearly 3,000 meters of diamond drilling, mostly as confirmation holes and collection of fresh metallurgical sample materials. Results on testing performed on these materials are still pending and the Company has not yet had an opportunity to confirm and update the resource estimates, which were prepared in April 2008 by Micon for Aquiline Resources Inc., the previous owners of the project.

OVERVIEW OF 2011 FINANCIAL RESULTS

For the year ended December 31, 2011, the Company's net income and cash flow from operations increased significantly from the comparable period in 2010. The improved results were primarily due to significantly higher realized metal prices, partially offset by lower quantities of all metals sold. Significant volatility to attributable net income continued on account of income tax expense as well as the mark to market valuation of the Company's warrant position, both discussed in more detail in the section that follows.

The following table sets out selected quarterly (unaudited) results for the past twelve quarters, which are stated in thousands of USD, except for the per share amounts.

	QUARTERS ENDED *(Unaudited)*				YEARS ENDED
2011	**MARCH 31**	**JUNE 30**	**SEPT. 30**	**DEC. 31**	**DEC. 31**
Revenue	**$ 190,481**	**$ 231,866**	**$ 220,567**	**$ 212,361**	**$ 885,275**
Mine operating earnings[1]	**$ 96,018**	**$ 118,629**	**$ 106,208**	**$ 88,270**	**$ 409,125**
Attributable earnings for the period	**$ 92,161**	**$ 112,623**	**$ 52,354**	**$ 95,356**	**$ 352,494**
Adjusted attributable earnings for the period[3]	**$ 64,638**	**$ 76,093**	**$ 45,573**	**$ 64,362**	**$ 250,666**
Basic earnings (loss) per share	**$ 0.86**	**$ 1.04**	**$ 0.49**	**$ 0.89**	**$ 3.31**
Diluted earnings (loss) per share	**$ 0.60[4]**	**$ 1.04**	**$ 0.48**	**$ 0.89**	**$ 3.31**
Cash flow from (used in) operating activities	**$ 59,465**	**$ 104,127**	**$ 90,896**	**$ 104,967**	**$ 359,455**
Cash dividends paid	**$ 0.025**	**$ 0.025**	**$ 0.025**	**$ 0.025**	**$ 0.10**
Other financial information:					
Total assets					**$ 1,951,796**
Total long-term financial liabilities					**$ 118,984**
Total shareholders' equity					**$ 1,593,839**
2010	**MARCH 31**	**JUNE 30**	**SEPT. 30**	**DEC. 31**	**DEC. 31**
Revenue	$ 135,819	$ 150,558	$ 164,530	$ 195,646	$ 646,553
Mine operating earnings[1]	$ 37,776	$ 52,269	$ 61,293	$ 89,777	$ 241,115
Attributable earnings for the period	$ 26,276	$ (6,262)	$ 21	$ (6,324)	$ 13,711
Adjusted attributable earnings for the period[3]	$ 17,128	$ 4,504	$ 27,372	$ 55,368	$ 104,372
Basic earnings (loss) per share	$ 0.25	$ (0.06)	$ 0.00	$ (0.06)	$ 0.13
Diluted earnings (loss) per share	$ 0.24	$ (0.04)	$ 0.00	$ (0.07)	$ 0.13
Cash flow from (used in) operating activities	$ 48,646	$ 45,338	$ 65,066	$ 83,206	$ 242,256
Cash dividends paid	$ 0.025	$ -	$ 0.025	$ 0.025	$ 0.075
Other financial information:					
Total assets					$ 1,738,796
Total long-term financial liabilities					$ 228,054
Total shareholders' equity					$ 1,341,358

[1] Mine operating earnings are equal to revenue less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

[3] Adjusted earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance Measures, of this MD&A for a calculation of adjusted earnings for the period.

[4] The diluted earnings per share for the three months ended March 31, 2011 has been revised to $0.60 per share from the amount previously presented of $0.86 per share, to properly reflect the effect under IFRS of the dilutive share purchase warrants which are classified as a liability.

2009[2]	QUARTERS ENDED (Unaudited) MARCH 31	JUNE 30	SEPT. 30	DEC. 31	YEARS ENDED DEC. 31
Revenue	$ 70,406	$ 111,392	$ 118,608	$ 154,406	$ 454,812
Mine operating earnings[1]	$ 10,474	$ 23,490	$ 34,708	$ 57,334	$ 126,006
Attributable earnings for the period	$ 6,610	$ 10,208	$ 17,375	$ 27,805	$ 61,998
Adjusted attributable earnings for the period[3]	N/A	N/A	N/A	N/A	N/A
Basic earnings (loss) per share	$ 0.08	$ 0.12	$ 0.20	$ 0.31	$ 0.71
Diluted earnings (loss) per share	$ 0.08	$ 0.12	$ 0.20	$ 0.31	$ 0.71
Cash flow from (used in) operating activities	$ (5,375)	$ 32,034	$ 37,099	$ 52,118	$ 115,876
Cash dividends paid	$ -	$ -	$ -	$ -	$ -
Other financial information:					
Total assets					$ 1,848,609
Total long-term financial liabilities					$ 83,563
Total shareholders' equity					$ 1,343,790

[1] Mine operating earnings are equal to revenue less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

[2] Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS. As such, adjusted earnings are not applicable to these figures.

[3] Adjusted earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance Measures, of this MD&A for a calculation of adjusted earnings for the period.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was an increase in the realized metal prices but a decrease in quantities of all metals sold in 2011 compared to 2010.

	REALIZED METAL PRICES Year ended December 31,		QUANTITIES OF METAL SOLD Year ended December 31,	
	2011	2010	**2011**	2010
Silver - in ounces	**$ 35.03**[1]	$ 19.87[1]	**$ 19,516,483**	$ 22,914,073
Gold - in ounces	**$ 1,568**[1]	$ 1,216[1]	**$ 75,904**	$ 88,604
Zinc - in tonnes	**$ 2,208**[2]	$ 2,160[2]	**$ 30,157**	$ 37,831
Lead - in tonnes	**$ 2,402**[2]	$ 2,147[2]	**$ 11,885**	$ 13,466
Copper - in tonnes	**$ 8,625**[2]	$ 7,457[2]	**$ 3,991**	$ 4,973

[1] Metal price per ounce.
[2] Metal price stated as cash settlement per tonne.

INCOME STATEMENT

Earnings for 2011 were $354.1 million, compared to earnings of $15.7 million in 2010. Basic earnings per share for 2011 were $3.31 compared to $0.13 in 2010. Adjusting for the benefit of a $101.8 million gain on derivatives in 2011 and a loss on derivatives of $90.7 in 2010, ***adjusted earnings*** were $252.3 million for 2011 compared to $106.4 million in 2010 (please refer to the section, "Alternative Performance Measures", of this MD&A for description of adjusted earnings). Adjusted basic earnings per share for 2011 were $2.37 compared to $0.99 for the corresponding period in 2010. Adjusted earnings benefited from significant increases in the realized metal prices received, partially offset by declines in overall quantities of most metal sold, as reflected in the tables above. When compared to 2010, the quantities of silver, gold, zinc, lead ,and copper sold declined by 15%, 14%, 20%, 12% and 20%, respectively, due to lower production levels and timing of doré shipments. Cost of sales, which includes production costs, depreciation and amortization, and royalty expense, in 2011 were higher than in 2010 due to operating costs escalation discussed in the section "Operating Performance". Adjusted earnings in 2011 were reduced by $27.7 million in exploration expenses primarily incurred on drilling and prefeasibility work at the Navidad and La Preciosa projects and the Company's greenfield exploration program, but positively impacted by other income of $15.7 million comprised primarily of insurance recoveries related to the theft of doré, receipt of payments from MCP towards the Morococha relocation project, receipt of a non-refundable deposit upon the initiation of the sale of the Pico Machay project and the reversal of certain severance provisions based on changes to mine plans. This was offset by a foreign exchange loss of $8.1 million primarily on cash and short term investments held in Canadian dollars and Mexican pesos ("CAD" and "MXN", respectively).

Revenue for 2011 was $855.3 million, a $208.7 million or 32% increase from revenue for 2010. This increase was driven by higher metal prices realized, offset by lower quantities of all metals sold, as described above.

Mine operating earnings increased to $409.1 million in 2011, a significant increase of 70% from the $241.1 million generated in 2010. This increase resulted from an increase in revenue outweighing the higher cost of sales. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin.

Income taxes for 2011 were $117.1 million, a $26.9 million increase from the $90.2 million income tax provision recorded in 2010 and are comprised of current and deferred income taxes as follows:

	2011	2010
Current taxes		
Current tax expense in respect of the current year	110,620	73,786
Adjustments recognized in the current year with respect to prior years	(1,273)	(28)
	109,347	73,758
Deferred taxes		
Deferred tax expense recognized in the current year	4,133	16,457
Adjustments recognized in the current year with respect to prior years	3,638	-
	7,771	16,457
Provision for income taxes	$ 117,118	$ 90,215

This increase was primarily a consequence of increased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below, which result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes. The main factors which have affected the effective tax rates for the year ended December 31, 2011 and the comparable period of 2010 were the unrealized gains and losses on the Company's warrants position, foreign income tax rate differentials, additional mining taxes paid and withholding taxes paid on income and payments from subsidiaries to parent companies, exploration expenses on properties for which the deductibility of the expenses is not assured, and foreign exchange gains and losses. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	YEAR ENDED DECEMBER 31,	
	2011	2010
Income before taxes	471,264	105,922
Statutory tax rate	26.50%	28.50%
Income tax expense based on above rates	$ 124,885	$ 30,188
Increase (decrease) due to:		
Non-deductible expenses	2,028	1,731
(Increase) decrease to estimated deductible expenses	(12,986)	5,099
Change in net deferred assets not recognized	286	1,543
Non-taxable unrealized (gain) loss on derivatives - warrants	(26,984)	25,416
Foreign tax rate differences[1]	14,642	3,179
Effect of other taxes paid (mining and withholding)	9,914	10,008
Change in net deferred assets not recognized for exploration expenses	6,207	6,214
Foreign exchange (gain) loss	2,277	3,866
Other	(3,151)	2,971
	$ 117,118	$ 90,215
Effective tax rate	24.85%	85.17%

[1] The 2011 statutory income tax rates in the countries that the Company has operations in are as follows: Argentina – 35%, Bolivia – 25%, Mexico – 30%, Peru – 30%.

STATEMENT OF CASH FLOWS

Cash flow from operations, generated a record $359.5 million in 2011, a 48% increase from the $217.2 million generated a year ago. The increase in cash flow from operations resulted from improved operating earnings as discussed previously. Changes in non-cash working capital consumed $39.4 million compared with a non-cash working capital use of $12.6 million in 2010. The net non-cash working capital consumed in 2011 consisted primarily of a $28.4 million increase in inventories which was primarily attributable to the timing of doré and concentrate shipments, an increase of $2.8 million in prepaid expenses and an increase of accounts receivable of $8.6 million. In 2010, non-cash working capital was primarily affected by similar increases in doré inventory, accounts receivable and prepaid expenses, partially offset by decreases in accounts payable due to cash payments received for the Morococha relocation project.

Investing activities used $177.3 million in 2011, inclusive of $51.1 million invested in short-term investments. The balance of investing activities consisted primarily of spending $39.1 million on the Navidad project including $17.0 million of processing equipment intended for the Navidad project and sustaining investments in property, plant and equipment at Manantial Espejo, Morococha, La Colorada, Huaron, Alamo Dorado and San Vicente of $16.9 million, $17.3 million, $13.3 million, $13.0 million, $8.3 million and $5.0 million, respectively. In addition, $26.2 million was spent on the Morococha relocation project net of $21.9 million received as equipment and construction advances and lease proceeds. The $6.0 million received from MCP as part of the relocation project was recognized as Other Income as per the required IFRS accounting for these contributions (as described in the Notes to the Consolidated Financial Statements). Finally, $3.9 million of refundable VAT tax was paid in Argentina and Bolivia.

Investing activities used $160.8 million in 2010, inclusive of $80.2 million invested in short- term investments. The balance of investing activities consisted primarily of spending $28.0 million on the Navidad project and sustaining investments in property, plant and equipment primarily at Morococha, La Colorada, Manantial Espejo, Huaron, San Vicente and Alamo Dorado of $11.3 million, $9.1 million, $7.0 million, $6.6 million, $6.0 million and $2.1 million, respectively. In addition, $5.4 million was spent on the Morococha relocation project and $5.0 million was paid as refundable VAT tax in Argentina and Bolivia.

Financing activities in 2011 used $99.4 million, whereas financing activities in 2010 used $2.8 million. Cash used in financing activities in 2011 was a result of $94.0 million used for the share buy-back program and $10.7 million in dividend payments to our shareholders which was offset by $4.5 million in proceeds from the exercising of warrants and options and $1.5 million of net contributions received from non-controlling interests.

In 2010, the $2.8 million in cash used in financing activities consisted primarily of $11.9 million proceeds from the exercising of warrants and options which was offset by $8.0 million in dividend payments to our shareholders and $5.6 million of repayments on concentrate advances.

INCOME STATEMENT Q4 2011

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was an increase in the realized metal prices but a decrease in quantities of all metals sold in 2011 compared to 2010, other than gold.

	REALIZED METAL PRICES Year ended December 31,		QUANTITIES OF METAL SOLD Year ended December 31,	
	2011	**2010**	**2011**	**2010**
Silver - in ounces	$ **32.49**[1]	$ 25.61[1]	$ **5,369,259**	$ 5,608,042
Gold - in ounces	$ **1,683**[1]	$ 1,376[1]	$ **19,296**	$ 20,771
Zinc - in tonnes	$ **1,964**[2]	$ 2,326[2]	$ **8,410**	$ 10,184
Lead - in tonnes	$ **1,980**[2]	$ 2,520[2]	$ **2,877**	$ 3,186
Copper - in tonnes	$ **7,100**[2]	$ 8,758[2]	$ **1,038**	$ 1,202

[1] Metal price per ounce.

[2] Metal price stated as cash settlement per tonne.

Earnings in the fourth quarter of 2011 (Q4 2011) were $95.5 million or $0.89 per share compared to a loss of $5.8 million or $0.06 per share for the comparable period in 2010. Adjusting for the benefit of a $31.0 million gain on derivatives, ***adjusted earnings*** were $64.5 million for Q4 2011 compared to $55.9 million in Q4 2010 (please refer to the section, "Alternative Performance Measures", of this MD&A for description of adjusted earnings). Adjusted basic earnings per share for Q4 2011 were $0.61 compared to $0.52 for the corresponding period in 2010. Adjusted earnings benefited from increases in the realized metal prices received, partially offset by declines in overall quantities of metal sold. When compared to Q4 2010, the quantities of silver, zinc, copper, lead, and gold sold declined by 4%, 17%, 14%, 10% and 7%, respectively, due to lower production levels and timing of doré shipments. Cost of sales in Q4 2011 were higher than the comparable period of 2010 due to operating costs escalation in line with cost pressures described for the year 2001 in the section " Operating Performance". Adjusted earnings in Q4 2011 were positively impacted by foreign exchange gains of $2.4 million primarily on cash and short term investments held in CAD and other income of $10.1 million comprised of the receipt of payments from Chinalco and reversal of certain provisions as described above.

Earnings for Q4 2010 were impacted by higher general and administration costs due to the timing of the Company's annual incentive plan and severance payments and a non-cash $1.5 million write-down of pyrite stockpile inventories that were being sold to the La Oroya smelter which had closed, offset by $3.2 million in foreign exchange gains and an insurance claim related to theft of doré at La Colorada for $1.7 million reported in Other Income.

Revenue for Q4 2011 was $212.4 million, a $16.7 million or 9% increase from revenue in the comparable period in 2010. This increase was driven by higher metal prices realized, offset by lower quantities of all metals sold, as described above.

Mine operating earnings decreased slightly to $88.3 million in Q4 2011 from $89.8 million in the same quarter last year. Despite increased revenue, this decrease was attributable primarily to the increase in cost of sales for reasons described above as well as an increase in depreciation and amortization of $3.0 million from $20.5 million to $23.5 million which is included as part of the cost of sales. Cost of sales for Q4 2011 of $124.1 million was an increase of 17% from $105.9 million in the comparable period last year.

Income tax provision during Q4 2011 amounted to $21.3 million compared to $30.6 million in Q4 2010. As described above for the full year 2011, the main factors which impacted the effective tax rates for Q4 2011 and the comparable period of 2010 were the unrealized gains and losses on the Company's warrants position, foreign income tax rate differentials and foreign exchange gains and losses.

STATEMENT OF CASH FLOWS: Q4 2011

Cash flow from operations, generated $105.0 million in Q4 2011, up from the $83.2 million generated a year ago. Although earnings from operations were similar in Q4 2011 to those of Q4 2010 at $86.7 million and $87.6 million, respectively, changes in non-cash working capital generated $8.4 million compared with non-cash working capital consuming $15.6 million in Q4 2010. The net non-cash working capital generated in Q4 2011 consisted primarily of a decrease in accounts receivable of $19.9 million, which were offset by a decrease in accounts payable and accrued liabilities of $9.4 million. In Q4 2010, the net consumption of $15.6 million was an aggregate of various timing differences in the normal course operations.

Cash flow from **investing activities** used $74.5 million in Q4 2011. This consisted primarily of $36.6 million in purchases of short term investments, $5.3 million spending on the Navidad project and an aggregate $36.6 million primarily in sustaining capital investments at the operating mines.

Investing activities in Q4 of 2010 used $63.6 million, which consisted primarily of $41.6 million in the purchase of short term investments, $5.7 million spending on the Navidad project and an aggregate $18.6 million in primarily sustaining capital investments at Morococha, La Colorada, San Vicente and Manantial Espejo.

Financing activities in Q4 2011 used $68.0 million and consisted primarily of $66.1 million used in the share buy-back program, $3.2 million in dividend payments to our shareholders but offset by $1.0 million from the exercise of warrants. In Q4 of 2010, financing activities generated $4.8 million and consisted primarily of $8.7 million from the exercising of warrants and options partially offset by $2.7 million in dividend payments to our shareholders.

LIQUIDITY POSITION

The Company's cash balance at December 31, 2011 was $262.9 million, which was an increase of $83.0 million from the balance at December 31, 2010. The balance of the Company's short-term investments at December 31, 2011 was $228.3 million, an increase of $47.7 million from a year ago. This increase in liquidity in 2011 resulted primarily from cash generated by operating activities partially offset by capital expenditures on property, plant and equipment, the cash utilized for the share buy-back program and the payment of dividends to our shareholders. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at December 31, 2011 was $566.4 million, an increase of $136.5 million from the prior year-end's working capital of $429.9 million. The increase in working capital was mainly due to the $130.7 million increase in cash and short-term investments described above plus an increase in refundable taxes of $32.0 million, accounts receivable of $36.5 million and inventory of $28.8 million. These were partially offset by an increase in the current income tax liability of $44.7 million and an increase in finance leases of $20.7 million. The increase in short term refundable tax is reflective of the Company's success in collecting value added taxes in the countries it operates in allowing balances that were carried as long term refundable tax to be reclassified to short term. The increase in inventory is mainly attributable to an increase in both silver doré inventory and concentrates inventory due to the timing of shipments which also impacts the accounts receivable while the increase in income tax liability is primarily a result of the higher current taxable income generated in 2011.

The Company's financial position at December 31, 2011, the undrawn $150 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company's liquid assets are sufficient to fund currently planned capital expenditures for existing operations, to complete the proposed merger with Minefinders including funding of the cash portion of the acquisition as well as all operating and capital expenditures that will arise, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Please refer to the "2012 Operating Outlook" section of this MD&A for a more detailed description of the sustaining capital expenditures planned for each mine in 2012.

The impact of inflation on the Company's financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

INVESTMENTS AND INVESTMENT INCOME

At the end of 2011, cash plus short-term investments were $491.2 million, a $130.7 million increase from December 31, 2010, as described in the "Liquidity and Capital Resources" section above.

Pan American's investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company's strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the year ended December 31, 2011 totalled $3.1 million (2010 - $1.0 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company's short-term investment portfolio.

CAPITAL RESOURCES

Shareholders' equity at December 31, 2011 was $1,593.8 million, an increase of $252.5 million from $1,341.4 million at December 31, 2010, primarily as a result of the attributable earnings generated during the year and warrants and options exercised in the year offset by the share buy-back program and dividends paid as described above. As at December 31, 2011, the Company had approximately 104.5 million common shares outstanding for a share capital of $1,243.2 million. The basic weighted average number of common shares outstanding was 106.4 million shares for the year and 106.6 million shares for the quarter ended December 31, 2011.

On August 26, 2011 the Company announced that the Toronto Stock Exchange (the "TSX") accepted the Company's notice of its intention to make a normal course issuer bid to purchase up to 5,395,540 of its common shares, representing up to 5% of Pan American's issued and outstanding shares as of August 24, 2011. Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market ("NASDAQ") at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. The period of the share buy-back program began on September 1, 2011 and will continue until August 31, 2012 or an earlier date should the Company complete its purchases. Pan American had not acquired any of its own common shares within the 12 month period prior to initiating the share buy-back program and is not obligated to make any purchases. All common shares acquired by the Company under the share buy-back program will be cancelled and purchases will be funded out of Pan American's working capital.

As of the date of this MD&A, the Company had purchased 3,582,200 shares since the start of the share buy-back program and had 104,497,168 common shares outstanding.

Pan American initiated the share buy-back program because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company's excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company's notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2011:

OUTSTANDING AS AT DECEMBER 31, 2011 *(in thousands)*	
Common shares	104,492,743
Warrants	7,814,984
Options	1,243,312
TOTAL	113,551,039

The warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

As at December 31, 2011, the Company had approximately 1.2 million stock options outstanding, with exercise prices in the range of CAD $17.73 and $40.22 and a weighted average life of 35 months. Approximately 0.5 million of the stock options were vested and exercisable at the 2011 year end with an average weighted exercise price of $27.38 per share.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts. At December 31, 2011, the Company had no outstanding base metal positions. As of the date of this MD&A, the Company entered into lead option contracts for 4,000 tonnes, which have the effect of ensuring a price between $2,000 and $2,620 per tonne on that quantity of lead, settling monthly during 2012. At the date of this MD&A, these positions had an insignificant mark-to-market valuation effect due to the market price of this commodity having remained relatively stable since the time at which the Company entered into the contracts.

The Company recorded a gain on settled commodity contracts of $0.7 million in 2011, compared to a loss of $0.2 million in 2010.

Approximately 50% of the Company's operating and capital expenditures are denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company's exposure to changes in the value of local currencies relative to USD. At December

31, 2011 and at the date of this MD&A, the Company had no outstanding foreign currency contracts but did hold cash and short term investments of $205.5 million in CAD and $38.3 million in Mexican pesos.

The carrying value of share purchase warrants is at fair value, while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. Under IFRS, our share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7,814,984 warrants outstanding at December 31, 2011 a risk free interest rate of 1%, expected stock price volatility of 41%, expected life of 2.9 years (expiry in December 2014), expected dividend yield of 0.5%, a quoted market price of the Company's shares on the Toronto Stock Exchange of $22.28, an exchange rate of 1 CAD to USD of 0.9771 and an exercise price of CAD $35.00 per share. The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate. The Company recorded a gain on the revaluation of the warrants of $101.8 million in 2011, compared to a loss of $90.7 million in 2010.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company's environmental policies. The provision is measured using management's assumptions and estimates for cash outflows. The Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes it over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The unwinding of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total undiscounted amount of estimated cash flows required to settle the Company's asset retirement obligations is $65.9 million (2010 - $73.2 million) which has been discounted using discount rates between 4% and 10%. The provision on the statement of financial position as at December 31, 2011 is $55.8 million (2010 - $71.6 million). Decommissioning obligations at the Quiruvilca mine of $18.1 million are expected to be incurred starting in two to five years while the remainder of the obligations are expected to be paid through 2028. Revisions made to the reclamation obligations in 2011 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimates based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The unwinding of the discount charged to 2011 earnings as finance expense was $3.3 million compared to $3.7 million in 2010. Reclamation expenditures during the current year were up slightly from the previous year at $2.0 million (2010 - $1.0 million).

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the Audited Consolidated Financial Statements and the related notes.

The Company had the following contractual obligations at the end of 2011:

	PAYMENTS DUE BY PERIOD (in thousands of USD)				
	TOTAL	LESS THAN A YEAR	1 – 3 YEARS	4 – 5 YEARS	AFTER 5 YEARS
Finance lease obligations[1]	$ **31,983**	21,068	10,915	-	-
Current liabilities[2]	**149,785**	149,785	-	-	-
Long term income taxes payable	**2,274**	-	-	2,274	-
Severance accrual	**5,427**	3,032	-	2,395	-
Contribution plan[3]	**3,478**	3,478	-	-	-
Total contractual obligations[4]	$ **192,947**	177,363	10,915	4,669	-

[1] Includes lease obligations in the amount of $10.1 million (2010 - $0.12 million) with a net present value of $9.8 million (2010 - $0.12 million) and equipment and construction advances in the amount of $21.9 million (2010 - $5.4 million); both discussed further in the notes to the consolidated financial statements.

[2] Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.

[3] In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate.

[4] Amounts above do not include payments related to the Company's anticipated closure and decommissioning obligation, the liability arising from Aquiline acquisition, and deferred tax liabilities.

GENERAL AND ADMINISTRATIVE

General and administrative costs, including stock based compensation, increased by 7% in 2011 to $18.3 million (2010: $17.1 million). This increase was primarily as a result of the addition of several new positions in 2011; various expenses related to increased business development activity, including increased use of consultants and travel; but partially offset by a weaker CAD exchange rate against the USD (CAD to USD exchange of 1.01 average in 2011 versus 1.03 average in 2010).

Our 2012 general and administrative costs, including stock based compensation, are expected to remain similar to our 2011 level at approximately $18.0 million. This figure is subject to fluctuations in the CAD to USD exchange rate as well as the Company's ability to allocate certain head office costs that are directly attributable to the operations to the operating subsidiaries.

The following table compares our general and administrative forecast for 2012 against the general and administrative costs incurred over the previous two years, on a per ounce of silver produced basis.

	ACTUAL		FORECAST[1]
	2010	2011	2012
General and administrative costs[2] *(in '000 of USD)*	$ 17,109	$ **18,291**	$ 18,000
Silver production *(in '000s of ounces)*	24,286	**21,854**	22,000
General and administrative costs per silver ounce produced	$ 0.70	$ **0.84**	$ 0.82

[1] Forecast silver production at the mid-point of the guidance given in this MD&A on page 18 from the Company's existing operations.

[2] Related party transactions: During the year ended December 31, 2011, a private company controlled by a director of the Company was paid approximately $0.4 million (2010 - $0.4 million) for consulting services, charged to general and administrative costs. Similarly, at December 31, 2011 an accrual was recorded for consulting services for the same company in the amount of $0.01 million (2010 - $0.01 million). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

EXPLORATION AND PROJECT DEVELOPMENT

Exploration and project development expenses in 2011 were $27.7 million compared to $24.5 million incurred in 2010. Similar to 2010, the expenses recorded in 2011 primarily represented the exploration and project development expenses incurred for the advancement of the Navidad project, and to a lesser degree the La Preciosa and Calcatreu projects in addition to exploration done in the vicinity of our existing mines.

Please refer to "2011 Project Development Update" for more details of work performed during 2011 on these projects.

The 2011 brownfields program was successful at replacing 118% of the 2011 silver ounces mined by adding 29.3 million ounces to the mineral reserve. A total of 150,247 meters of diamond drilling was completed at the operating mines, and an additional 37,095 meters were drilled at the Navidad project.

The Company's brownfields exploration program will continue to be very active in 2012 with approximately 116,000 meters of drilling planned. The cost of these programs is included as part of each mine's capital budget or included in its operating costs. The total amount expected to be spent on brownfield drilling in 2012 is approximately $15.5 million. The main objective of this program is to replace mineral reserves and resources mined at our sites. The main targets for these mineral resource and reserve replacements are the Candelaria sulphide zone and testing the sulphide deep extension at La Colorada, Litoral, Guernica and Union veins at San Vicente, the Maria, Gaby, Karina and Melissa veins at Manantial Espejo and multiple vein structures at Morococha and Huaron.

ALTERNATIVE PERFORMANCE MEASURES

CASH AND TOTAL COSTS PER OUNCE OF SILVER

The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company's mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, provided in the following table is the detailed reconciliation of these measures to the cost of sales, as reported in the audited Consolidated Income Statements for 2011, 2010 and 2009.

CASH AND TOTAL COST PER OUNCE RECONCILIATION *(in thousands of USD)*		2011	2010	2009
Cost of Revenue[1]		$ 446,150	$ 405,438	$ 245,637
Add / (Subtract)				
Depreciation and amortization		(82,756)	(83,084)	-
Smelting, refining, & transportation charges		64,132	66,441	64,118
By-product credits		(255,820)	(253,925)	(215,657)
Mining royalties		-	-	11,867
Worker's participation and voluntary payments		(5,632)	(6,230)	(1,151)
Change in inventories		30,103	10,620	15,068
Other		3,765	(5,092)	3,368
Non-controlling interest adjustment		(4,099)	(2,114)	(2,144)
Cash Operating Costs	**A**	195,843	132,054	121,106
Add / (Subtract)				
Depreciation & amortization		82,756	83,084	83,169
Accretion of asset retirement obligation		3,268	2,929	2,998
Change in inventories		659	4,611	3,388
Other		(817)	(755)	(271)
Non-controlling interest adjustment		(1,334)	(1,108)	(867)
Total Costs	**B**	$ 280,375	$ 220,815	$ 209,523
Payable Silver Production (000's ounces)	**C**	20,753	23,224	21,888
Cash Costs per ounce	**A/C**	$ 9.44	$ 5.69	$ 5.53
Total Costs per ounce	**B/C**	$ 13.51	$ 9.51	$ 9.57

[1] The years 2011 and 2010 are presented under IFRS while 2009 is presented under Canadian GAAP. As such, Cost of Revenue includes production costs, depreciation and amortization, and royalty expense for these two years.

MINE OPERATING EARNINGS

The alternative performance measure of mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company's performance.

ADJUSTED EARNINGS

Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company's outstanding warrants. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants, which may be volatile from period to period.

GOVERNANCE AND CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT

Pan American adheres to the highest standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC (Securities and Exchange Commission) in the United States. We believe that our current corporate governance systems not only meet but exceed these requirements.

Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of a non-executive chairman and seven other directors, five of whom are independent and are represented by a lead director. The Board's wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Health, Safety and Environment Committee, which is a committee appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board.

We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

OUR COMMUNITIES

We are committed to creating sustainable value in the communities where our people work and live. Guided by research and conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, the environment, local infrastructure and alternative economic activities. In every community we place a priority on assisting with livestock breeding. Most of the communities depend on livestock for their essentials, as the basic food supply and for raw materials used in textiles and clothing. Some of our core activities are:

- Strengthening the production chain of livestock breeding, world class alpaca textiles and contemporary designed silver jewelry.
- Improving nutrition, focusing on children and pregnant women.
- Promoting community health with emphasis on immunizations and focusing on oral health.
- Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.
- Encouraging education for children and adults by contributing to teacher's salaries, and providing continuous support through different scholarships at a local and national level.

NON-MINED WASTE

Typical site non-mined waste products at Pan American's mines include oils, scrap, steel, tires and construction waste, in addition to office, cafeteria and camp waste. In all, our operations generate approximately 5,000 metric tons of this waste every year. We are striving for significant reductions through the implementation of waste-reduction initiatives, alternate practices, innovative waste-reduction technologies, and we have engaged local companies to help with recycling, re-use and reclamation projects, in order to further reduce our waste load and improve the revenue and awareness for the local communities.

At Manantial Espejo, Alamo Dorado and La Colorada, cyanide is used for leaching silver from the mined ore. To ensure safe handling and disposal, mine employees receive rigorous training.

WATER

Water is a finite resource and essential to life. At Pan American, we are committed to ensuring that our operations do not negatively affect sources of water by ensuring that we use it in the most efficient way possible. For that reason, our discharges comply with or exceed regulated requirements where necessary. At the Quiruvilca mine, we have been working with the local communities on a re-vegetation project that began with seeding the river with species of algae which changed and increased micro life in the area. A similar river improvement is underway at the San Vicente mine, where we are removing historic acid-generating mine spoils (unrelated to our operations) and rehabilitating the riverbed.

ENERGY

At Pan American we recognize the challenges and risks associated with climate change. Improving our energy efficiency is key to reducing our greenhouse gas (GHG) emission, and while conservation efforts to date have been limited, we promote innovation opportunities for improvement among our staff.

Many of our mines maintain relatively low GHG emission rates because their mining and processing are powered from their national electrical grids (classified as energy consumption from an indirect source, which is categorized at a lower GHG emission than Direct, or fossil-fuel consumption).

Educational campaigns among workers and locals are being evaluated to teach the importance of conserving energy and the most efficient way to manage consumption. Also, our ongoing reforestation and restoration projects contribute to mitigating GHG emissions. At the Alamo Dorado mine, four hectares of land have been reclaimed and 120,000m3 of topsoil recovered and stored for use when the property is restored after closure. At the Quiruvilca mine, a similar program has been put in place.

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees. These and other risks are described in Pan American's Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2011. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American's business.

In a press release on April 19, 2011, management provided comments on media reports from Bolivia, that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government). In a follow up release on May 3, 2011, the Company provided an update on this situation. On May 1, 2011 Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American's administration and the Company expects normal operations to continue status quo. The Company will take every measure available to enforce its rights under its agreement with COMIBOL and is confident that it will ultimately be successful in protecting its investment.

The Company's Mexican operations have both suffered from armed robberies of doré within the past two years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In September Peru's Parliament approved new laws to change the scheme for royalty payments and to introduce a new special mining tax, which are effective from October 1, 2011. Under the previous tax scheme, royalties were based on net revenue. Under the current law, royalties are based on operating profit and royalty rates that vary depending on operating margins. In the case that the calculated royalty payments are less than 1% of net revenue, then the Company will pay a minimum royalty of 1% of net revenue. Additionally, a new special mining tax has been introduced which is also based on operating profits and a tax rate that also varies depending on operating margins. The Company's calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company's Peruvian operations.

On October 26, 2011, the Federal Government of Argentina promulgated an "economic emergency" decree requiring all oil, gas and mining exporters to repatriate 100% of revenue receipts, in an attempt to stem ongoing capital flight. Pan American is currently assessing the implications the new regulation will have on its Manantial Espejo mine and its development projects in Chubut and Rio Negro. Currently, management believes that the likely impact would come in the form of additional transaction fees associated with the repatriation of funds; however, the precise methods of application of the decree are still being formulated by the Government and are being analyzed by the Company as further details are determined.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

METAL PRICE RISK

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company's sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company's control. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2012. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

EXPECTED 2012 REVENUE (000's USD)					
	GOLD PRICE				
SILVER PRICE	$ 1,600	$ 1,700	$ 1,800	$ 1,900	$ 2,000
$ 26.00	$ 694,648	$ 702,226	$ 709,804	$ 717,381	$ 724,959
$ 28.00	$ 734,754	$ 742,331	$ 749,909	$ 757,486	$ 765,064
$ 30.00	$ 774,832	$ 782,409	$ 789,986	$ 797,563	$ 805,141
$ 32.00	$ 814,882	$ 822,459	$ 830,036	$ 837,612	$ 845,189
$ 34.00	$ 854,893	$ 862,469	$ 870,045	$ 877,621	$ 885,197
$ 36.00	$ 894,869	$ 902,445	$ 910,020	$ 917,596	$ 925,171
$ 38.00	$ 934,827	$ 942,402	$ 949,977	$ 957,553	$ 965,128
$ 40.00	$ 974,744	$ 982,319	$ 989,893	$ 997,468	$ 1,005,043

Consistent with the Company's mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the "Financial Instruments" section of this MD&A. The Board of Directors continually assesses the Company's strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected cash cost per ounce according to the 2012 forecast against various price assumptions for the Company's two main by-product credits, zinc and gold.

CASH COST PER OUNCE OF SILVER PRODUCED (USD/OZ)					
	GOLD PRICE				
ZINC PRICE	$ 1,600	$ 1,700	$ 1,800	$ 1,900	$ 2,000
$ 1,700	$ 12.43	$ 12.08	$ 11.73	$ 11.38	$ 11.03
$ 1,850	$ 12.27	$ 11.92	$ 11.57	$ 11.22	$ 10.87
$ 2,000	$ 12.11	$ 11.76	$ 11.41	$ 11.06	$ 10.70
$ 2,150	$ 11.97	$ 11.62	$ 11.27	$ 10.92	$ 10.57
$ 2,300	$ 11.83	$ 11.48	$ 11.13	$ 10.78	$ 10.43
$ 2,500	$ 11.65	$ 11.30	$ 10.95	$ 10.59	$ 10.24

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

CREDIT RISK

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.

For example, the Doe Run Peru ("DRP") smelter, a past significant buyer of Pan American's production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. Pan American continued to sell copper concentrates to other buyers but on inferior terms. At the end of 2010 and at the date of this MD&A, the DRP smelter remains closed and Pan American is owed approximately $8.8 million under the terms of its contract with DRP for deliveries of concentrates that occurred in early 2009. The Company has established a doubtful accounts receivable provision for the full amount receivable from DRP. The Company continues to pursue all legal and commercial avenues to collect the amount outstanding.

At December 31, 2011 the Company had receivable balances associated with buyers of our concentrates of $40.5 million (2010 - $51.0 million). All of this receivable balance is owed by eight well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at three refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances. At December 31, 2011 the Company had approximately $35.9 million (2010 - $20.8 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metal doré and base metal concentrates at our mine sites, in-transit to refineries and while at the refineries and smelters.

Refined silver and gold is sold on the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company's trading activities. None of these facilities are subject to margin arrangements. The Company's trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

EXCHANGE RATE RISK

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company's operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company's revenues are denominated in USD and a portion of the Company's operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (PEN), Mexican pesos (MXN) and Argentine pesos (ARS). The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2012, expressed in percentage terms:

		MXN/USD				
		11.00	12.00	13.00	14.00	15.00
PEN/USD	2.30	106%	105%	103%	102%	100%
	2.50	105%	103%	101%	100%	99%
	2.70	103%	102%	100%	99%	98%
	2.90	102%	100%	99%	97%	96%
	3.10	101%	99%	98%	96%	95%

Under this analysis, our cost of sales is reflected at 100% of our forecasted foreign exchange assumptions for the PEN and MXN of 2.70 and 13.00 per one USD, respectively. Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending. At December 31, 2011, the Company did not have any open currency forward positions, but was holding approximately 51% of its cash balances in currencies other than USD.

The Company's balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company's income statement.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The volatility of the metals markets can impact the Company's ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures. Pan American expects to generate positive free cash flow from operations in 2012 and to further strengthen its liquidity position.

POLITICAL AND COUNTRY RISK

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described above. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company's exploration, development and production activities may be substantially affected by factors outside of Pan American's control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

ENVIRONMENTAL AND HEALTH AND SAFETY RISKS

Pan American's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American's business, results of operations or financial condition.

EMPLOYEE RELATIONS

Pan American's business depends on good relations with its employees. At December 31, 2011 the Company had approximately 7,622 employees and employees of mining contractors, of which approximately 2,208 were represented by unions in Peru, 416 by a union in Argentina and a further 286 by a union in Bolivia. The Mexican mines do not have a union. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Pan American's business activity grows, Pan American will require additional key mining personnel as well as additional financial and administrative staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Pan American is not successful in this regard, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American's future cash flows, earnings, results of operations and financial condition.

CLAIMS AND LEGAL PROCEEDINGS

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to the Note "Commitments and Contingencies" of the Audited Consolidated Financial Statements for further information.

CORPORATE DEVELOPMENT ACTIVITIES

An element of the Company's business strategy is to make selected acquisitions. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company's acquisitions will depend upon the Company's ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

CRITICAL JUDGEMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company's financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

As this is the first year that financial statements have been prepared using IFRS, readers should refer to Note 2 of the consolidated financial statements for the year ended December 31, 2011, for the Company's summary of significant accounting policies including discussion of "Significant Judgements in Applying Accounting Policies and Key Sources of Estimation Uncertainty".

FUTURE ACCOUNTING CHANGES

ACCOUNTING STANDARDS ISSUED AND EFFECTIVE JANUARY 1, 2012

IFRS 7 *Financial Instruments: Disclosures* amendment issued by the IASB in October 2010 enhances the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 *Income Taxes* amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

ACCOUNTING STANDARDS ISSUED AND EFFECTIVE JANUARY 1, 2013

IFRS 10 *Consolidated Financial Statements* establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 *Joint Arrangements* establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 *Disclosure of Interest in Other Entities* requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 *Fair Value Measurement* defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 1 *Presentation of Financial Statements* amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of IAS 1 to have a material impact on its consolidated financial statements.

IAS 19 *Employee Benefits* amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

IAS 27 *Consolidated and Separate Financial Statements* has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 *Investments in Associates and Joint Ventures* prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine* clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

ACCOUNTING STANDARDS EFFECTIVE JANUARY 1, 2015

IFRS 9 *Financial Instruments* cis intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company's business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as a FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. As such, the Company is reporting its first audited consolidated financial statements in accordance with IFRS for the year ended December 31, 2011, with comparative figures for the year ended December 31, 2010. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Our IFRS conversion team identified three phases to our conversion: scoping and diagnostics, analysis and development, implementation and review. All three phases have now been completed.

Note 23 of the consolidated financial statements for the year ending December 31, 2011, provides further details on our key Canadian GAAP to IFRS differences, reconciliations of our previously reported financial information under Canadian GAAP and IFRS, and our IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices while Note 2 discloses our significant accounting policies.

TRANSITIONAL FINANCIAL IMPACT

The below summarized financial statements provide an overview of the impact on our statement of financial position and income statement upon transition from Canadian GAAP to IFRS.

SUMMARIZED STATEMENT OF FINANCIAL POSITION RECONCILIATION

	DECEMBER 31, 2010			AS AT JANUARY 1, 2010 *(Date of transition)*		
	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effects of Transition to IFRS	IFRS Opening
Total assets	**$ 2,072,608**	**$ (333,812)**	**$ 1,738,796**	**$ 1,848,609**	**$ (278,290)**	**1,570,319**
Total liabilities	544,546	(155,759)	388,787	489,563	(233,531)	256,032
Non-controlling interest	7,774	(7,774)	-	15,256	(15,256)	-
Total equity	1,520,288	(170,279)	1,350,009	1,343,790	(29,503)	1,314,287
Total liabilities and equity	**$ 2,072,608**	**(333,812)**	**$ 1,738,796**	**$ 1,848,609**	**$ (278,290)**	**$ 1,570,319**

SUMMARIZED INCOME STATEMENT RECONCILIATION

	YEAR ENDED DECEMBER 31, 2010 (The latest presented year under previous GAAP)		
	Previous GAAP	Effects of Transition to IFRS	IFRS
Net Earnings for the period	$ 112,573	$ (96,866)	15,707
Attributable to:			
Equity holders of the Company	-	13,711	13,711
Non-controlling interest	-	1,996	1,996
	$ -	$ 15,707	$ 15,707

KEY EFFECTS OF TRANSITION TO IFRS

Deferred taxes

The adjustments to deferred income tax assets and liabilities reflect the tax effects under IAS 12 *Income Taxes:*

(a) IAS 12 requires recognition of deferred income taxes for differences that arise on translation of non-monetary assets denominated in currencies other than the Company's functional currency. The tax bases of these non-monetary assets are re-measured from historical rates to functional currency using current exchange rates. The difference as a result of change in exchange rates creates a deferred income tax adjustment. Under Canadian GAAP ("CGAAP"), the historical exchange rates were used and any differences that arose from re-measurement were recorded as foreign exchange gain or loss. The Company has mining properties in Argentina, Peru, Mexico and Bolivia with significant tax basis denominated in local currencies, the movement between the US dollar and these local currencies gives rise to changes in deferred income tax.

(b) Unlike CGAAP, IAS 12 prohibits the recognition of deferred taxes on initial recognition of an asset or liability where the acquisition is not a business combination and neither accounting profit nor taxable profit were affected at the time of the transaction. Accordingly, in its opening statement of financial position, the Company has reversed the deferred income tax liabilities recognized on acquisition of the assets of Aquiline, Manantial Espejo and Alamo Dorado.

(c) The deferred income tax expense booked on the deferred component of the employee profit-sharing arrangement at some of the Company's sites is different under IFRS. Unlike CGAAP, the deferred component of this employee benefit liability is not recognized under IAS 19 *Employee benefits.*

(d) IAS 12 specifies the conditions under which an entity can offset both current and deferred tax assets and liabilities, and requires deferred taxes to be presented as non-current.

(e) The tax effects of other IFRS adjustments.

Closure and decommissioning

(a) Under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets,* the closure provision is measured based on the best estimate of expenditure required to settle the obligation at the statement of financial position date using current discount rate and inflation assumptions; thus simplifying the calculation by removing the 'layering' concept used for CGAAP. In addition, IFRS requires that the liability be re-measured at each reporting date versus the requirement in CGAAP to re-measure in the event of changes in the amount or timing of cash flows required to settle the obligation.

(b) A reclassification of the accretion on the closure and decommissioning liability from operating expense to finance expense to comply with the presentation requirements of IAS 37.

Share purchase warrants

Reclassification of share purchase warrants that were presented as equity instruments under CGAAP to derivative financial liability under IAS 39 Financial Instruments: Recognition and Measurement. Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings. Accordingly, a loss of $90.7 million was recorded under IFRS for the year ended December 31, 2010.

Adjustments for non-controlling interest

An adjustment to record the changes in non-controlling interests resulting from all the IFRS adjustments and reclassification of non-controlling interests to be included in the equity section under IFRS.

Depreciation

The adjustment to depreciation is a result of a change in the mineral property, plant and equipment basis as a consequence of the changes to the closure and decommissioning liability at all the mine sites and changes related to IAS 12 Income Taxes as discussed above. In addition, a presentation adjustment to include depreciation and amortization expenses as part of cost of sales.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American's directors, and

c) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American's assets that could have a material effect on the annual financial statements or interim financial reports.

The Company's management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American's internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2011, Pan American's internal control over financial reporting is effective.

Management reviewed the results of management's assessment with the Audit Committee of the Company's Board of Directors. Deloitte & Touche LLP, independent registered chartered accountants, were engaged, as approved by a vote of the Company's shareholders, to audit and provide independent opinions on the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. Deloitte & Touche LLP has provided such opinions.

MINERAL RESERVES AND RESOURCES

MINERAL RESERVES—PROVEN AND PROBABLE

	LOCATION	TYPE	CLASSIFICATION	TONNES (Mt)	Ag (g/t)	Ag Cont (Moz)	Au (g/t)	Au Cont (000's oz)
Huaron	Peru	Vein	Proven	6.1	188	36.8	N/A	N/A
		Vein	Probable	4.2	177	24.1	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Proven	4.0	153	19.8	N/A	N/A
		Vein/Mantos	Probable	3.1	177	17.4	N/A	N/A
La Colorada	Mexico	Vein	Proven	1.8	399	22.5	0.44	24.6
		Vein	Probable	1.8	383	21.6	0.41	23.4
Quiruvilca	Peru	Vein	Proven	0.6	138	2.5	0.82	14.6
		Vein	Probable	0.4	136	1.7	0.77	9.5
Alamo Dorado	Mexico	Disseminated	Proven	7.0	88	19.7	0.28	63.8
		Disseminated	Probable	2.1	89	6.01	0.52	35.0
Manantial Espejo	Argentina	Vein	Proven	4.2	144	19.6	2.17	295.4
		Vein	Probable	2.2	135	9.6	2.13	151.2
San Vicente (95%)	Bolivia	Vein	Proven	1.7	449	24.1	N/A	N/A
		Vein	Probable	0.8	380	10.0	N/A	N/A
Totals[i]			**Proven + Probable**	**39.9**	**184**	**235.3**	**0.96**	**617.6**

MINERAL RESOURCES—MEASURED AND INDICATED

	LOCATION	TYPE	CLASSIFICATION	TONNES (Mt)	Ag (g/t)	Ag Cont (Moz)	Au (g/t)	Au Cont (000's oz)
Huaron	Peru	Vein	Measured	1.0	157	4.8	N/A	N/A
		Vein	Indicated	0.7	157	3.6	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Measured	1.4	142	5.6	N/A	N/A
		Vein /Mantos	Indicated	2.1	173	11.6	N/A	N/A
La Colorada	Mexico	Vein	Measured	0.2	194	1.0	0.18	1.0
		Vein	Indicated	1.0	370	12.3	0.39	12.9
Quiruvilca	Peru	Vein	Measured	0.3	121	1.0	0.44	3.5
		Vein	Indicated	0.3	120	1.1	0.37	3.5
Silver Stockpiles	Peru	Flux Material	Measured	0.2	318	1.9	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Measured	1.0	49	1.7	0.22	7.4
		Disseminated	Indicated	2.1	82	5.5	0.35	23.5
Manantial Espejo	Argentina	Vein	Measured	2.2	98	7.0	1.16	83.6
		Vein	Indicated	3.7	85	10.1	1.01	119.8
San Vicente (95%)	Bolivia	Vein	Measured	0.4	120	1.7	N/A	N/A
		Vein	Indicated	0.2	112	0.8	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Measured	15.4	137	67.8	N/A	N/A
		Mantos, Diss.	Indicated	139.8	126	564.5	N/A	N/A
Pico Machay	Peru	Disseminated	Measured	4.7	N/A	N/A	0.91	137.5
		Disseminated	Indicated	5.9	N/A	N/A	0.67	127.1
Calcatreu	Argentina	Vein	Indicated	8.0	26	6.6	2.63	676.0
Totals[i]			**Measured + Indicated**	**190.6**	**122**	**708.8**	**1.26**	**1,195.8**

MINERAL RESOURCES—INFERRED

	LOCATION	TYPE	CLASSIFICATION	TONNES (Mt)	Ag (g/t)	Ag Cont (Moz)	Au (g/t)	Au Cont (000's oz)
Huaron	Peru	Vein	Inferred	7.1	176	40.0	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Inferred	7.5	159	38.2	N/A	N/A
La Colorada	Mexico	Vein	Inferred	3.4	275	30.1	0.28	31.1
Quiruvilca	Peru	Vein	Inferred	1.4	109	4.7	0.59	25.7
Alamo Dorado	Mexico	Disseminated	Inferred	0.4	57	0.7	0.91	11.1
Manantial Espejo	Argentina	Vein	Inferred	1.6	89	4.6	1.07	54.7
San Vicente (95%)	Bolivia	Vein	Inferred	2.8	353	32.2	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Inferred	45.9	81	119.4	N/A	N/A
Pico Machay	Peru	Disseminated	Inferred	23.9	N/A	NA	0.58	445.7
Calcatreu	Argentina	Vein	Inferred	3.4	17	1.8	2.06	226.0
Totals[i]			**Inferred**	**97.3**	**115**	**271.7**	**0.73**	**794.4**

HISTORICAL ESTIMATES

	LOCATION	UNCLASSIFIED	TONNES (Mt)	Ag (g/t)	Ag Cont (Moz)	Au (g/t)	Au Cont (000's oz)
Hog Heaven[ii]	USA	Historical	2.7	167	14.6	0.62	53.9
Hog Heaven[ii]	USA	Historical	7.6	133	32.7	0.70	171.9
Waterloo[iii]	USA	Historical	33.8	93	100.9	N/A	N/A
Totals[i]		**Historical**	**44.1**	**104**	**148.2**	**0.68**	**225.8**

NOTES:

Mineral Reserves and Resources are as defined by Canadian Institute of Mining Guidelines.

Mineral Resources do not have demonstrated economic viability.

This table illustrates Pan American Silver Corp's share of Mineral Reserves and Resources. Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Mineral Resource and Reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of Michael Steinmann, P. Geo., Executive Vice-President Geology & Exploration and Martin G. Wafforn, P. Eng., Vice-President Technical Services as Qualified Persons as that term is defined in NI 43-101. Navidad Resource estimates were prepared by Pamela De Mark, P. Geo. Director of Resources.

Metal prices used for all Mines: Ag: $25/oz, Au: $1,350/oz, Pb: $1,850/tonne, Cu: $6,500/tonne, Zn $1,750/tonne.

Metal prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.

Metal prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.

(i) Totals may not add-up due to rounding.

(ii) The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled "Hog Heaven Project Optimization Study" dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate). Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

CATEGORY	TONS	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101-compliant categories of Mineral Resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "Proven Reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "Indicated Mineral Resources".

The Company believes that the historical estimate categories of "Proven & Possible Reserves", "heap leach ore stockpile", "Possible Resources" and "Inferred Resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "Inferred Mineral Resources".

(iii) The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate). Michael Steinmann, P. Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "Measured and Indicated Reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "Indicated Mineral Resource." However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of Mineral Resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

TECHNICAL INFORMATION

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 "NI 43-101", have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ABILITY OF THE COMPANY TO REDUCE ENVIRONMENTAL IMPACTS, INCLUDING A REDUCTION IN GREENHOUSE GAS EMISSIONS, AND TO IMPROVE SUSTAINABILITY IN ITS OPERATIONS AND PROJECTS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS, AS REFLECTED IN TECHNICAL REPORTS OR OTHER ANALYSES PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY'S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO AND CANADIAN DOLLAR VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

THIS MD&A HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS MD&A HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101") AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS MD&A USES THE TERMS "MEASURED RESOURCES", "INDICATED RESOURCES" AND "INFERRED RESOURCES". U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A "RESERVE" UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A "MEASURED RESOURCE" OR "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE". U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF "RESERVES" ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS "RESERVES" UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.



MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with with International Financial Reporting Standards ("IFRS"). Financial information appearing throughout our management's discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

"Signed"

Geoff A. Burns
President and Chief Executive Officer

"Signed"

A. Robert Doyle
Chief Financial Officer

March 21, 2012

Deloitte.

Deloitte & Touche LLP
2800—1055 Dunsmuir St.
4 Bentall Centre
P.O. Box 49279
Vancouver, British Columbia
Canada V7X 1P4

T. 604 699 4466
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the "Company") as of December 31, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated March 21, 2012 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 21, 2012
Vancouver, Canada

Deloitte.

Deloitte & Touche LLP
2800—1055 Dunsmuir St.
4 Bentall Centre
P.O. Box 49279
Vancouver, British Columbia
Canada V7X 1P4

T. 604 699 4466
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 21, 2012
Vancouver, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2011, December 31, 2010 and January 1, 2010 *(in thousands of U.S. dollars)*

ASSETS	December 31, 2011	December 31, 2010	January 1, 2010
Current assets			
Cash	$ 262,901	$ 179,921	$ 100,474
Short-term investments (Note 5)	228,321	180,583	92,623
Trade and other receivables (Note 4)	103,433	66,893	66,059
Income taxes receivable	2,542	87	12,132
Inventories (Note 6)	135,696	106,854	93,446
Derivative financial instruments	-	-	160
Prepaids and other current assets	9,343	6,520	2,568
	742,236	540,858	367,462
Non-current assets			
Mineral property, plant and equipment, net (Note 7)	1,189,708	1,161,323	1,177,076
Long-term refundable tax	10,253	28,171	11,909
Deferred tax assets (Note 20)	4,170	6,826	7,351
Other assets (Note 8)	5,429	1,618	6,521
Total assets	$ 1,951,796	$ 1,738,796	$ 1,570,319
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities (Note 9)	$ 78,258	$ 77,662	$ 90,591
Provisions (Note 10)	2,341	3,450	4,948
Current portion of finance lease (Note 11)	20,841	118	620
Current income tax liabilities	74,366	29,699	4,021
	175,806	110,929	100,180
Non-current liabilities			
Provisions (Note 10)	59,052	74,016	57,273
Deferred tax liabilities (Note 20)	54,919	49,804	33,872
Share purchase warrants (Note 13)	23,651	127,890	43,919
Long-term portion of finance lease (Note 11)	10,824	5,360	-
Other long-term liabilities (Note 12)	25,457	20,788	20,788
Total liabilities	349,709	388,787	256,032
EQUITY			
Capital and reserves (Note 13)			
Issued capital	1,243,241	1,276,887	1,206,647
Share option reserve	8,631	7,022	6,349
Investment revaluation reserve	2,146	7,698	1,452
Retained earnings	339,821	49,751	83,875
Total equity attributable to equity holders of the Company	1,593,839	1,341,358	1,298,323
Non-controlling interests	8,248	8,651	15,964
Total equity	1,602,087	1,350,009	1,314,287
Total liabilities and equity	$ 1,951,796	$ 1,738,796	$ 1,570,319

See accompanying notes to the consolidated financial statements.

APPROVED BY THE BOARD ON MARCH 21, 2012

Signed — Ross J. Beaty, Director

Signed — Geoff A. Burns, Director

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2011 and December 31, 2010 (in thousands of U.S. dollars)

	2011	2010
Revenue (Note 18)	$ 855,275	$ 646,553
Production Costs (Note 14)	(341,363)	(307,787)
Depreciation and amortization	(82,756)	(83,084)
Royalties	(22,031)	(14,567)
Mine operating earnings	409,125	241,115
General and administrative	(18,291)	(17,109)
Exploration and project development	(27,727)	(24,527)
Doubtful accounts provision	-	(4,754)
Foreign exchange (losses) gains	(8,126)	1,686
Gain (loss) on commodity and foreign currency contracts	681	(237)
Gain on sale of assets	1,190	651
Other income (Note 19)	15,728	4,527
Earnings from operations	372,580	201,352
Gain (loss) on derivatives (Note 13)	101,828	(90,661)
Investment income	3,055	961
Interest and finance expense	(6,199)	(5,730)
Earnings before income taxes	471,264	105,922
Income taxes (Note 20)	(117,118)	(90,215)
Net earnings for the year	$ 354,146	$ 15,707

Attributable to:		
Equity holders of the Company	$ 352,494	13,711
Non-controlling interests	1,652	1,996
	$ 354,146	$ 15,707
Earnings per share attributable to common shareholders (Note 16)		
Basic income per share	$ 3.31	$ 0.13
Diluted income per share	$ 3.31	$ 0.13
Weighted average shares outstanding (in 000's) Basic	106,434	106,969
Weighted average shares outstanding (in 000's) Diluted	106,598	107,277

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2011 and December 31, 2010 (in thousands of U.S. dollars)

	2011	2010
Net earnings for the year	$ 354,146	$ 15,707
Unrealized net (losses) gains on available for sale securities (net of zero dollars tax)	(3,979)	6,544
Reclassification adjustment for net gains included in earnings	(1,573)	(298)
Total comprehensive income for the year	$ 348,594	$ 21,953
Total comprehensive income attributable to:		
Equity holders of the Company	$ 346,942	$ 19,957
Non-controlling interests	1,652	1,996
	$ 348,594	$ 21,953

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011 and December 31, 2010 *(in thousands of U.S. dollars)*

CASH FLOW FROM OPERATING ACTIVITIES	2011	2010
Net earnings for the year	$ 354,146	$ 15,707
Current income tax expense (Note 20)	109,347	73,758
Deferred income tax provision (Note 20)	7,771	16,457
Depreciation and amortization	82,756	83,084
Accretion on closure and decommissioning provision	3,268	3,668
Unrealized gain on foreign exchange	(1,071)	(624)
Doubtful account provision	-	4,754
Stock-based compensation expense	3,502	4,028
Unrealized (gain) loss on commodity contracts	-	160
(Gain) /loss on derivatives	(101,828)	90,661
Gain on sale of assets	(1,190)	(651)
Changes in non-cash operating working capital (Note 17)	(39,435)	(12,622)
Operating cash flows before interest and income taxes	**417,266**	**278,380**
Interest paid	(557)	(137)
Interest received	1,482	664
Income taxes paid	(58,736)	(36,651)
Net cash generated from operating activities	**359,455**	**242,256**
CASH FLOW FROM INVESTING ACTIVITIES		
Payments for mineral property, plant and equipment	(123,579)	(78,010)
Net purchases of short term investments	(51,071)	(80,162)
Proceeds from sale of mineral property, plant and equipment	1,297	1,337
Net refundable tax and other asset expenditures	(3,915)	(3,922)
Net cash used in investing activities	**(177,268)**	**(160,757)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of equity shares	4,453	11,887
Shares repurchased and cancelled (Note 13)	(94,034)	-
Advances on working capital		(5,630)
Dividends paid	(10,732)	(8,026)
Net contributions/(distributions) from non-controlling interests	904	(992)
Net cash used in financing activities	**(99,409)**	**(2,761)**
Effects of exchange rate changes on cash	202	709
Net increase in cash	82,980	79,447
Cash at the beginning of the year	179,921	**100,474**
Cash at the end of the year	**$ 262,901**	**$ 179,921**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2011 and 2010 *(in thousands of U.S. dollars, except for numbers of shares)*

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY							
	ISSUED SHARES	ISSUED CAPITAL	SHARE OPTION RESERVE	INVESTMENT REVALUATION RESERVE	RETAINED EARNINGS	TOTAL	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance, January 1, 2010	105,117,120	$ 1,206,647	$ 6,349	$ 1,452	$ 83,875	$ 1,298,323	$ 15,964	$ 1,314,287
Total comprehensive income								
Net earnings for the year	-	-	-	-	13,711	13,711	1,996	15,707
Other comprehensive income	-	-	-	6,246	-	6,246	-	6,246
	-	-	-	6,246	13,711	19,957	1,996	21,953
Issued on the exercise of stock options	450,587	9,003	(1,655)	-	-	7,348	-	7,348
Issued as compensation	76,918	2,490	-	-	-	2,490	-	2,490
Issued on the exercise of warrants	399,005	15,215	-	-	-	15,215	-	15,215
Issued to acquire non-controlling interest of Aquiline Resources Inc.	1,747,738	43,532	-	-	(39,809)	3,723	(7,709)	(3,986)
Other decreases in non-controlling interests	-	-	-	-	-	-	(608)	(608)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(992)	(992)
Stock-based compensation on option grants	-	-	2,328	-	-	2,328	-	2,328
Dividends declared	-	-	-	-	(8,026)	(8,026)	-	(8,026)
Balance, December 31, 2010	107,791,368	$ 1,276,887	$ 7,022	$ 7,698	$ 49,751	$ 1,341,358	$ 8,651	$ 1,350,009
Total comprehensive income								
Net earnings for the year	-	-	-	-	352,494	352,494	1,652	354,146
Other comprehensive loss	-	-	-	(5,552)	-	(5,552)	-	(5,552)
	-	-	-	(5,552)	352,494	346,942	1,652	348,594
Issued on the exercise of stock options	90,093	2,692	(503)	-	-	2,189	-	2,189
Issued as compensation	53,721	1,329	-	-	-	1,329	-	1,329
Issued on the exercise of warrants	139,761	4,675	-	-	-	4,675	-	4,675
Shares repurchased and cancelled	(3,582,200)	(42,342)	-	-	(51,692)	(94,034)	-	(94,034)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(2,055)	(2,055)
Stock-based compensation on option grants	-	-	2,112	-	-	2,112	-	2,112
Dividends declared	-	-	-	-	(10,732)	(10,732)	-	(10,732)
Balance, December 31, 2011	**104,492,743**	**$ 1,243,241**	**$ 8,631**	**$ 2,146**	**$ 339,821**	**$ 1,593,839**	**$ 8,248**	**$ 1,602,087**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2011, December 31, 2010, January 1, 2010 and for the years ended December 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the "Company", or "Pan American"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and other base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company's primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Statement of Compliance

These annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), International Accounting Standards ("IAS") and Interpretations of the IFRS Interpretations Committee ("IFRIC") issued by the International Accounting Standards Board ("IASB"). The Company adopted IFRS in accordance with IFRS 1 – *First-time adoption of International Financial Reporting Standards* ("IFRS 1") with a transition date of January 1, 2010. These consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011.

b. Basis of Preparation

The Company's accounting policies have been applied consistently in preparing these consolidated annual financial statements for the year ended December 31, 2011, the comparative information as at December 31, 2010 and the opening statement of financial position at the date of transition. The effects of the transition to IFRS on the statements of financial position, equity, total comprehensive income and income statements are presented in Note 23.

c. Significant Accounting Policies

Principles of Consolidation: The financial statements consolidate the financial statements of Pan American and its subsidiaries. All intercompany balances and transactions, including unrealized profits and losses arising from intra-company transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This occurs when the Company has more than 50% voting power through ownership or agreements, except where minority rights are such that a minority shareholder is able to prevent the Company from exercising control. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.

For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as "net earnings attributable to non-controlling interests" in the consolidated statement of financial position and consolidated income statement.

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

SUBSIDIARY	LOCATION	OWNERSHIP INTEREST	STATUS	OPERATIONS AND DEVELOPMENT PROJECTS OWNED
Pan American Silver S.A. Mina Quiruvilca	Peru	100%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Tritón S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Associates: An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to be actively involved and influential in policy decisions affecting the entity. The Company's share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Basis of measurement: These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, share purchase warrants and assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Currency of presentation: The consolidated financial statements are presented in United States dollars ("USD"), which is the Company's functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Business combinations: Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Acquisition related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.

Control of a business may be achieved in stages. Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control. In addition, any change relating to interest previously recognized in other comprehensive income is reclassified to the income statement upon the acquisition of control.

Significant Judgements in Applying Accounting Policies and Key Sources of Estimation Uncertainty: Many of the amounts included in the financial statements involve the use of judgement and or estimates in the process of applying the Company's accounting policies. These judgements and estimates are based on management's knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

a. Critical Judgements in the Application of Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

- *Capitalization of exploration and evaluation costs*: The Company has determined that exploration and evaluation costs incurred during the year for the respective operating mines, Navidad and other exploration interests have potential future economic benefits and are potentially economically recoverable. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits. During the year, the Company capitalized a total of $22.3 million (2010 - $29.1 million) of exploration expenditures.

- *Commencement of commercial/operating level of production*: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production that provides a basis for a reasonable expectation of profitability along with various qualitative factors including but not limited to the achievement of mechanical completion, whether production levels are sufficient to be at least capable of generating sustainable positive cash flow, the working effectiveness of the site refinery, whether a refining contract for the product is in place and whether the product is of sufficient quality to be sold, whether there is a sustainable level of production input available including power, water and diesel; whether the necessary permits are in place to allow continuous operations.

- *Assets' carrying values and impairment charges*: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. For instance, the Company continues to work in an open and informed manner with the provincial government and local communities regarding open pit mining in the Central Meseta of Chubut, which is where the Company's Navidad project is located, and remains confident that this approach will result in a change in the mining law, to allow for open pit mining. Accordingly, this was used as a factor in the Company's assessment of the carrying value of the Navidad project.

- *Functional currency*: The functional currency for the Company, its subsidiaries and associates is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries and associates is the USD. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

- *Business combinations*: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

- *Deferral of stripping costs*: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine's production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized in a systematic and rational manner over the reserves that directly benefit from the specific stripping activity. As at December 31, 2011, the carrying amount of stripping costs capitalized was $1.6 million (2010 - $nil).

- *Determination of significant influence*: The Company determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights and, operating involvement.

- *Share purchase warrants*: The carrying value of share purchase warrants is at fair value. The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair value with changes in fair value reported in the income statement as a gain or loss on derivatives. The Company utilizes the Black-Scholes pricing model to determine the fair value of the share purchase warrants as the best approximation of fair value given the warrants are not listed or publically traded. The Company uses significant judgement in the evaluation of the input variables in the Black-Scholes calculation which include: risk free interest rate, expected stock price volatility, expected life, expected dividend yield and a quoted market price of the Company's shares on the Toronto Stock Exchange. At December 31, 2011, the fair value of the share purchase warrants was $23.7 million (2010 - $127.9 million). Additionally, during the year ended December 31, 2011, there was a derivative gain of $101.8 million (2010 – derivative loss of $90.7 million).

- *Replacement convertible debenture*: As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract. The convertible debenture is classified and accounted for as a deferred credit. In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2011, the carrying amount of the convertible debenture arising from the Aquiline acquisition was $20.8 million (2010 - $20.8 million).

b. Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

- *Revenue recognition*: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

- *Estimated recoverable ounces*: The carrying amounts of the Company's mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change to future depletion rates.

- *Mineral reserve estimates*: The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, "Standards of Disclosure for Mineral Projects", issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operation.

- *Mine operating costs*: In determining mine operating costs recognized in the Consolidated Income Statement, the Company makes estimates of quantities of ore stacked in stockpiles and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2011, the carrying amount of current inventories excluding supplies was $99.8 million (2010 - $72.0 million).

- *Depreciation and amortization rates for mineral property, plant and equipment and mineral interests*: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the Consolidated Income Statement. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense.

- *Impairment of mining interests*: While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mining interests.

- *Estimation of decommissioning and restoration costs and the timing of expenditures*: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. At December 31, 2011, the carrying amount of the Company's provision for the closure and decommissioning cost obligation was $55.8 million (2010 - $71.6 million).

- *Income taxes and recoverability of deferred tax assets*: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

- *Accounting for acquisitions*: The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of acquisition date).

- *Contingencies*: Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In the event the Company's estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Revenue Recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale can be reliably measured. Revenue is recognized, at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is based on invoiced amounts.

The Company's concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustment based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company's best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked-to-market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

Refining and treatment charges are netted against revenue for sales of metal concentrate. Sales of concentrate are stated at their invoiced amount which is net of treatment and refining charges.

Financial instruments: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) FINANCIAL ASSETS

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

a. Financial assets at fair value through profit or loss
Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date. The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss, are initially recognized at fair value. The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred. Subsequent changes in fair value are recognized in net earnings.

b. Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise 'trade and other receivables', 'other assets' and 'cash' in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

c. Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement. Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company's right to receive payments is established.

d. Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

ii) FINANCIAL LIABILITIES

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

iii) DERIVATIVE FINANCIAL INSTRUMENTS

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. For example, variations between the commodity price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable. This is described in the policy for revenue recognition.

iv) FAIR VALUE

Fair value is the amount at which an item could be exchanged in an arm's length transaction between informed and willing parties. Where relevant market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

- The fair values of cash, short term borrowings approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest
- Derivative financial assets and liabilities are measured at fair value based on published price quotations for the period for which a liquid active market exists

v) IMPAIRMENT OF FINANCIAL ASSETS

Available-for-sale financial assets
The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is 'significant' or 'prolonged' based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the Company invested in operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available for- sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

vi) DE-RECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets
A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

vii) TRADE RECEIVABLES

Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor's insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income statement within 'doubtful accounts provision'. When a trade receivable is uncollectable, it is written off against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against 'doubtful accounts provision' in the income statement.

viii) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivative Financial Instruments: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company's future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.

Cash: Cash includes cash on hand and cash in banks, held primarily in U.S. and Canadian dollars ("USD" and "CAD", respectively) and considered loans and receivables and therefore is stated at amortized cost, less any impairment.

Short-term investments: Short-term investments are classified as "available-for-sale", and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities. These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost. Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income. Investments are assessed quarterly for potential impairment.

Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, and operating materials and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. If the ore will not be processed within the 12 months after the statement of financial position date it is included within non-current assets. Quantities are assessed primarily through surveys and assays.

Supplies inventories are valued at the lower of average cost and net realizable value using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries. At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American's emblem are stamped.

Mineral Property, Plant, and Equipment: On initial acquisition, mineral property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of buildings, plant and equipment (based on prices prevailing at the statement of financial position date) on the following bases: Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives. Where parts of an asset have different useful lives, depreciation is calculated on each separate part.

Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment. The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

In countries where the Company paid Value Added Tax ("VAT") and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial service.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property's potential is dependent on many factors including: location relative to existing infrastructure, the property's stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid Value Added Tax ("VAT") and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Depreciation of Mineral Property, Plant and Equipment: The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a unit of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves and, for some mines, other mineral resources. Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

Mineral property, plant and equipment are depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

- Land – not depreciated
- Mobile equipment – 3 to 7 years
- Buildings and plant facilities – 25 to 50 years
- Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure – based on applicable reserves on a unit of production basis
- Exploration and Evaluation – not depreciated until mine goes into production
- Assets under construction – not depreciated until assets are ready for their intended use

Exploration and Evaluation Expenditure: relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditure on exploration activity is not capitalized.

Capitalization of evaluation expenditure commences when there is a high degree of confidence in the project's viability and hence it is potentially probable that future economic benefits will flow to the Company.

Evaluation expenditure, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company's intentions for development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is expensed in the financial year in which this is determined. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditure are met.

Expenditure is transferred to mining properties and leases or assets under construction once the work completed to date supports the future development of the property and such development receives appropriate approvals.

Deferred Stripping Costs: In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

The costs of removal of the waste material during a mine's production phase are deferred, where they give rise to future benefits. These capitalized costs are subsequently amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity.

Asset Impairment: Management reviews and evaluates its assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is normally assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell ("FVLCTS"). The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm's length transaction. This is often estimated using discounted cash flow techniques.

Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

The Company's cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company's assessment of the long term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. The great majority of the Company's sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced. When calculating value in use, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment. Non-financial assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company's environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Foreign Currency Translation: The Company's functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

Share-based Payments: The Company makes share-based awards, including free shares and options, to certain employees.

For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant. Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant. All other vesting conditions are excluded from the determination of fair value and included in management's estimate of the number of awards ultimately expected to vest.

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Income Taxes: Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.

The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item's tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.

Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditure, dividends and other capital management transactions.

Earnings (loss) Per Share: Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares. This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period). The number of dilutive potential ordinary shares is determined independently for each period presented.

For convertible securities that may be settled in cash or shares at the holder's option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

CHANGES IN ACCOUNTING STANDARDS

ACCOUNTING STANDARDS ISSUED AND EFFECTIVE JANUARY 1, 2012

IFRS 7 *Financial Instruments*: Disclosures amendment issued by the IASB in October 2010 enhances the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 *Income Taxes* amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

ACCOUNTING STANDARDS ISSUED AND EFFECTIVE JANUARY 1, 2013

IFRS 10 *Consolidated Financial Statements* establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 *Consolidated and Separate Financial Statements* and SIC-12 *Consolidation - Special Purpose Entities* and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 *Joint Arrangements* establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 *Disclosure of Interests in Other Entities* requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 *Fair Value Measurement* defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 *Share-based Payment*; leasing transactions within the scope of IAS 17 *Leases*; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 *Inventories* or value in use in IAS 36 *Impairment of Assets*. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 1 *Presentation of Financial Statements* ("IAS 1") amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of IAS 1 to have a material impact on its consolidated financial statements.

IAS 19 *Employee Benefits* amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

IAS 27 *Consolidated and Separate Financial Statements* has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 *Investments in Associates and Joint Ventures* prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine* clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

ACCOUNTING STANDARDS EFFECTIVE JANUARY 1, 2015

IFRS 9 *Financial Instruments* is intended to replace IAS 39 *Financial Instruments: Recognition and Measurement* in its entirety by the IASB in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company's business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as a FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9.

3. MANAGEMENT OF CAPITAL

The Company's objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company's capital structure consists of shareholders' equity, comprising issued capital plus share option reserve plus retained earnings, plus investment revaluation reserve with a balance of $1.6 billion as at December 31, 2011 (2010 - $1.3 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company's assets. The Company's capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives. The Company has a $150 million credit facility with a syndicate of international banks which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2010.

4. FINANCIAL INSTRUMENTS

a. Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

b. Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company's income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company's sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company's control. Consistent with the Company's mission to provide equity investors with exposure to changes in silver prices, the Company's policy is to not hedge the price of silver. A 10% increase in metal prices for the year ended December 31, 2011, would result in an increase of approximately $89.5 million (2010 – $67.7 million) in the Company's revenues. A 10% decrease in metal prices for the same period would result in a decrease of approximately $88.0 million (2010 - $66.5 million) in the Company's revenues. The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines. A 10% increase in metal prices on open positions for the year ended December 31, 2011 would result in an increase of approximately $9.1 million (2010 - $8.6 million) in the Company's before tax earnings which would be reflected in 2012 results. A 10% decrease in metal prices for the same period would result in a decrease of approximately $8.9 million (2010 - $8.3 million) in the Company's before tax earnings which would be reflected in 2012 results.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company's strategy towards its base metal exposure, depending on market conditions. At December 31, 2011, the Company had no contracts in place for the sale of future production.

c. Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2011 the Company had receivable balances associated with buyers of its concentrates of $40.5 million (2010 - $51.0 million). The vast majority of the Company's concentrate is sold to seven well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At December 31, 2011 the Company had approximately $35.9 million (2010 - $20.8 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company's mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company's trading activities. None of these facilities are subject to margin arrangements. The Company's trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

At December 31, 2011, there is an allowance for doubtful accounts provision recorded in the amount of $7.6 million (2010 – $7.6 million) that relates to amounts owing from Doe Run Peru ("DRP"), one of the buyers of concentrates from the Company's Peruvian operations, for deliveries of concentrates that occurred in early 2009. The Company will continue to pursue every possible avenue to recover the amounts owed by DRP. At December 31, 2011 and December 31, 2010, no additional provision for doubtful account was recorded as there are no material past due trade receivables or other receivables present.

Trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	DECEMBER 31,		
	2011	2010	January 1, 2010
Trade accounts receivable	$ **40,477**	$ 51,026	$ 53,963
Advances to suppliers and contractors	**7,599**	4,704	3,536
Insurance receivable	**3,500**	1,592	-
Current portion of refundable tax	**37,082**	4,342	3,282
Export tax receivable	**6,613**	4,290	218
Other	**8,162**	939	5,060
Presented as accounts receivable on the Statement of Financial Position	$ **103,433**	$ 66,893	$ 66,059
Long-term refundable tax receivable and other receivables	**10,253**	28,171	11,909
Total	$ **113,686**	$ 95,064	$ 77,968

The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

d. Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At December 31, 2011, the Company has $9.8 million in lease obligations (2010 - $0.12 million), equipment and construction advances of $21.9 million (2010 - $5.4 million) that are subject to an annualized interest rate of 2.2% and no outstanding debt. The interest paid by the Company for the year ended December 31, 2011 on its lease obligations and equipment and construction advances was nominal. The average interest rate earned by the Company during the year ended December 31, 2011 on its cash and short term investments was 0.35%. A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a nominal increase or decrease in the Company's before tax earnings (2010 – nominal).

e. Foreign Exchange Rate Risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company's operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company's sales are denominated in USD and a portion of the Company's operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles ("PEN"), Mexican pesos ("MXN") and CAD to match anticipated spending. At December 31, 2011, the Company had no forward contracts to purchase foreign currencies. The Company's net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. The Company has reviewed its monetary assets and monetary liabilities and estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2011 non-USD net monetary liabilities were denominated would result in a net income change of about $9.6 million (2010 - $1.8 million). At December 31, 2011 the Company's cash and short term investments includes $205.5 million in CAD and $38.3 million in MXN.

f. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

The Company's commitments have contractual maturities which are summarized below:

	PAYMENTS DUE BY PERIOD – 2011				
	TOTAL	LESS THAN A YEAR	1–3 YEARS	4–5 YEARS	AFTER 5 YEARS
Finance lease obligations[1]	$ 31,983	$ 21,068	$ 10,915	$ -	$ -
Current liabilities[2]	149,785	149,785	-	-	-
Long term income taxes payable	2,274	-	-	2,274	-
Severance accrual	5,427	3,032	-	2,395	-
Contribution plan[3]	3,478	3,478	-	-	-
Total contractual obligations[4]	**$ 192,947**	**$ 177,363**	**$ 10,915**	**$ 4,669**	**$ -**

	PAYMENTS DUE BY PERIOD – 2010				
	TOTAL	LESS THAN A YEAR	1–3 YEARS	4–5 YEARS	AFTER 5 YEARS
Finance lease obligations[1]	$ 5,482	$ 122	$ 5,360	$ -	$ -
Current liabilities[2]	102,444	102,444	-	-	-
Severance accrual	6,464	6,464	-	-	-
Contribution plan[3]	4,902	2,451	2,451	-	-
Total contractual obligations[4]	$ 119,292	$ 111,481	$ 7,811	$ -	$ -

[1] Includes lease obligations in the amount of $10.1 million (2010 - $0.12 million) with a net present value of $9.8 million (2010 - $0.12 million) and equipment and construction advances in the amount of $21.9 million (2010 - $5.4 million); both discussed further in Note 11.

[2] Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.

[3] In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 13. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate.

[4] Amounts above do not include payments related to the Company's anticipated closure and decommissioning obligation, the liability arising from Aquiline acquisition discussed in Note 12, and deferred tax liabilities.

g. Fair Value of Financial Instruments

The carrying value of is at fair value and the carrying value of cash, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company's financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At December 31, 2011, the levels in the fair value hierarchy into which the Company's financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	FAIR VALUE AT DECEMBER 31, 2011			
ASSETS AND LIABILITIES *(in thousands of USD)*	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Short-term investments	**$ 228,321**	**$ 228,321**	**$ -**	**$ -**
Trade receivable from provisional concentrate sales	**$ 40,477**	**$ -**	**$ 40,477**	**$ -**
Non-current share purchase warrants	**$ (23,651)**	**$ -**	**$ (23,651)**	**$ -**
	$ 245,147	**$ 228,321**	**$ 16,826**	**$ -**

	FAIR VALUE AT DECEMBER 31, 2010			
ASSETS AND LIABILITIES *(in thousands of USD)*	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Short-term investments	$ 180,583	$ 180,583	$ -	$ -
Investments	$ 1,483	$ 1,483	$ -	$ -
Trade receivable from provisional concentrate sales	$ 51,026	$ -	$ 51,026	$ -
Non-current share purchase warrants	$ (127,890)	$ -	$ (127,890)	$ -
	$ 105,202	$ 182,066	$ (76,864)	$ -

	FAIR VALUE AT JANUARY 1, 2010			
ASSETS AND LIABILITIES *(in thousands of USD)*	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Short-term investments	$ 92,623	$ 92,623	$ -	$ -
Investments	$ 1,553	$ 1,553	$ -	$ -
Derivative financial instruments	$ 160	$ -	$ 160	-
Trade receivable from provisional concentrate sales	$ 53,963	$ -	$ 53,963	$ -
Non-current share purchase warrants	$ (43,919)	$ -	$ (43,919)	$ -
	$ 104,380	$ 94,176	$ 10,204	$ -

At December 31, 2011, there were no financial assets or liabilities measured and recognized on the Consolidated Statement of Financial Position at fair value that would be recognized as level 3 in the fair value hierarchy above (December 31, 2010-$nil; January 1, 2010-$nil)

There were no transfers between level 1 and level 2 during the years ended December 31, 2011 and 2010.

Valuation Techniques

Short-term investments and other investments

The Company's short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Derivative Financial Instruments
The Company's unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy. As of December 31, 2011, the unrealized gains and losses on commodity and foreign currency contracts was $nil (2010 - $nil).

Share purchase warrants
The Company's unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. As of December 31, 2011, the unrealized gain on share purchase warrants was $101.8 million (2010 – unrealized loss of $90.7 million).

Receivables from Provisional Concentrate Sales
The Company's trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange ("LME") for copper, zinc and lead and the London Bullion Market Association P.M. fix ("London P.M. fix") for gold and silver.

5. SHORT TERM INVESTMENTS AND OTHER ASSETS

	DECEMBER 31, 2011			DECEMBER 31, 2010			JANUARY 1, 2010		
AVAILABLE FOR SALE	FAIR VALUE	COST	ACCUMULATED UNREALIZED HOLDING GAINS	FAIR VALUE	COST	ACCUMULATED UNREALIZED HOLDING GAINS	FAIR VALUE	COST	ACCUMULATED UNREALIZED HOLDING GAINS
Short term investments	$ 228,321	$ 226,997	$ 1,324	$ 180,583	$ 172,315	$ 8,268	$ 92,623	$ 92,153	$ 470
Investments[1]	-	-	-	1,483	405	1,078	1,553	405	1,148
	$ 228,321	$ 226,997	$ 1,324	$ 182,066	$ 172,720	$ 9,346	$ 94,176	$ 92,558	$ 1,618

[1] Investments in certain equity securities are presented in other assets on the balance sheet (Note 8).

6. INVENTORIES

Inventories consist of:

	DECEMBER 31, 2011	DECEMBER 31, 2010	JANUARY 1, 2010
Concentrate inventory	$ 21,473	$ 14,026	$ 15,379
Stockpile ore	31,704	24,182	21,892
Direct smelting ore	-	-	1,462
Doré and finished inventory	46,558	33,755	27,577
Materials and supplies	35,961	34,891	28,147
	135,696	106,854	94,457
Less: non-current direct smelting ore (Note 8)	-	-	(1,011)
	$ 135,696	$ 106,854	$ 93,446

Production costs, including depreciation and amortization and royalties for the year ended December 31, 2011 was $446.2 million (2010 - $405.4 million). Production costs represent cost of inventories sold during the year.

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project's viability and hence it is potential that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral property, plant and equipment consist of:

MINING PROPERTIES	DEPLETABLE	NON-DEPLETABLE								
	RESERVES AND RESOURCES		RESERVES AND RESOURCES		EXPLORATION[a] AND EVALUATION		PLANT AND EQUIPMENT		TOTAL	
COST										
As at January 1, 2011	$	466,172	$	24,404	$	573,746	$	393,944	$	1,458,266
Additions		33,554		2,361		19,932		89,916		145,763
Disposals		-		-		(2,914)		(4,504)		(7,418)
Transfers		3,859		(1,791)		45		(2,113)		-
VAT collected		(13,314)		-		-		-		(13,314)
Closure and decommissioning – changes in estimate		(14,694)		-		-		-		(14,694)
Other		(143)		-		(14)		(647)		(804)
As at December 31, 2011	**$**	**475,434**	**$**	**24,974**	**$**	**590,795**	**$**	**476,596**	**$**	**1,567,799**
ACCUMULATED DEPRECIATION										
As at January 1, 2011	$	(154,746)	$	-	$	-		(142,197)	$	(296,943)
Depreciation charge		(38,732)		-		-		(44,024)		(82,756)
Disposals		-		-		-		1,938		1,938
Transfers		(1,040)		-		-		1,040		-
Other		(333)		-		-		3		(330)
As at December 31, 2011	**$**	**(194,851)**	**$**	**-**	**$**	**-**		(183,240)	**$**	(378,091)
Carrying value – December 31, 2011	**$**	**280,583**	**$**	**24,974**	**$**	**590,795**		**293,356**	**$**	**1,189,708**

MINING PROPERTIES	DEPLETABLE	NON-DEPLETABLE								
	RESERVES AND RESOURCES		RESERVES AND RESOURCES		EXPLORATION[a] AND EVALUATION		PLANT AND EQUIPMENT		TOTAL	
COST										
As at January 1, 2010	$	452,430	$	25,513	$	549,199	$	363,023	$	1,390,165
Additions		17,071		77		20,459		31,348		68,955
Disposals		(69)		(158)		-		(1,498)		(1,725)
Transfers		(613)		(1,246)		(6)		1,865		-
VAT capitalized (collected)		(11,883)		-		2,528		-		(9,355)
Closure and decommissioning – change in estimate		7,075		-		1,566		-		8,641
Other		2,161		218		-		(794)		1,585
As at December 31, 2010	$	466,172	$	24,404	$	573,746	$	393,944	$	1,458,266
ACCUMULATED DEPRECIATION										
As at January 1, 2010	$	(112,411)	$	-	$	-		(100,678)	$	(213,089)
Depreciation charge		(43,712)		-		-		(42,768)		(86,480)
Disposals		10		-		-		998		1,008
Transfers		-		-		-		-		-
Other		1,367		-		-		251		1,618
As at December 31, 2010	$	(154,746)	$	-	$	-		(142,197)	$	(296,943)
Carrying value – December 31, 2010	$	311,426	$	24,404	$	573,746		251,747	$	1,161,323

[a] During the year ended December 31, 2011, the Company incurred $33.3 million (2010 - $35.3 million) in exploration and evaluation expenditures, of which $22.3 million (2010 - $29.1) were capitalized to exploration and evaluation ($19.9 million) and land ($2.4 million). The remaining $11.0 million of expenditures (2010 - $6.2 million) were expensed.

	DECEMBER 31, 2011			DECEMBER 31, 2010			JAN. 1, 2010
	COST	ACCUMULATED AMORIZATION	CARRYING VALUE	COST	ACCUMULATED AMORIZATION	CARRYING VALUE	CARRYING VALUE
Huaron mine, Peru	$ 113,362	$ (44,935)	$ 68,427	$ 100,801	$ (37,861)	$ 62,940	$ 57,847
Morococha mine, Peru	155,524	(41,048)	114,476	115,410	(31,578)	83,832	67,755
Alamo Dorado mine, Mexico	174,067	(110,882)	63,185	170,699	(93,263)	77,436	99,919
La Colorada mine, Mexico	71,602	(40,793)	30,809	60,751	(36,596)	24,155	19,273
Manantial Espejo mine, Argentina	296,431	(102,126)	194,305	296,023	(70,863)	225,160	262,032
San Vicente mine, Bolivia	115,848	(35,200)	80,648	111,617	(24,349)	87,268	93,417
Other	25,196	(3,107)	22,089	4,815	(2,433)	2,382	2,122
Total	$ 952,030	$ (378,091)	$ 573,939	$ 860,116	$ (296,943)	$ 563,173	$ 602,365

LAND AND EXPLORATION AND EVALUATION:

	December 31, 2011 Carrying value	December 31, 2010 Carrying value	Jan. 1, 2010 Carrying value
Land	$ 8,999	$ 6,638	$ 6,501
Morococha, Peru	15,975	17,766	19,012
Navidad project, Argentina	552,265	544,438	523,980
Other	38,530	29,308	25,218
Total Non-producing properties	$ 615,769	$ 598,150	$ 574,711
Total Mineral Property, Plant and Equipment	$ 1,189,708	$ 1,161,323	$ 1,177,076

Navidad Project, Argentina

During the year ended December 31, 2011 the Company capitalized $22.3 million of evaluation costs at the Navidad Project in Argentina (2010 - $29.1 million) including land addition of $2.4 million. Additionally, the Company purchased $17.0 million of long lead time processing equipment intended for the Navidad project which is classified as part of "Other" in the producing properties section above.

La Preciosa Project, Durango, Mexico

In April 2009, Pan American and Orko Silver Corp. ("Orko") entered into an agreement, pursuant to which Pan American and Orko agreed to develop the La Preciosa silver project located in the State of Durango, Mexico. Under the terms of the agreement, in order for the Company to retain its 55% interest in the project: (a) the Company must, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Letter of Agreement (the condition was achieved as of the first quarter of 2010) and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine. In exchange for its 45% interest in the venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions. The Company anticipates completing a feasibility study by mid 2012, assuming an agreement is reached with Orko for an extension of the delivery date, originally scheduled for April 2012.

The Company has assessed the operating company of the La Preciosa project to be under the scope of IAS 27 Consolidated and Separate Financial Statements and as such it is consolidated in the financial statements of the Company. Until such time as an economic analysis is completed and proven and probable reserves are established, costs incurred through the company will be expensed and no value has been attributed to the property contributed by the Company's partners to the project.

For the year ended December 31, 2011, the exploration expense recognized arising from the La Preciosa project is $2.4 million (2010 - $10.0 million).

Morococha Mine, Peru

During the second quarter of 2010, the Company's wholly owned subsidiary Compañia Minera Argentum S.A. ("Argentum"), reached an agreement with Minera Chinalco Perú ("MCP" or "Chinalco"), a subsidiary of the Aluminum Corporation of China which clearly defines each party's long term surface rights in the area of the Morococha mine.The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP's Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of theToromocho project. While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP. In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations. Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to December 31, 2011, the Company received $13.8 million which has been utilized and offset against direct project related expenses or recognized as other income to the extent it represents a reimbursement of capital expenditures. The Company has also entered into a funding arrangement whereby it has received advances towards some of the project capital expenditures in the amount of $21.9 million to date. These advances are subject to an annualized interest rate of 2.2%, which is paid monthly until the completion of the construction. At the conclusion of the construction these advance payments will be converted into a leasing arrangement in the first quarter of 2012.

8. OTHER ASSETS

Other assets consist of:

	DECEMBER 31, 2011	DECEMBER 31, 2010	JANUARY 1, 2010
Long-term receivable, net	$ -	$ -	$ 3,825
Long-term prepaid expense[1]	**5,205**	-	-
Reclamation bonds	**224**	135	132
Investments (Note 5)	-	1,483	1,553
Non-current direct smelting ore (Note 6)	-	-	1,011
	$ 5,429	$ 1,618	$ 6,521

[1] Represents a prepaid deposit related to the Virtual Gas Line Project at the Manantial mine.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Account payable and accrued liabilities consist of:

	DECEMBER 31, 2011	DECEMBER 31, 2010	JANUARY 1, 2010
Accounts payable[1]	**$ 30,879**	$ 23,786	$ 29,906
Accrued liabilities	**13,199**	17,230	18,108
Aquiline acquisition costs payable	-	-	7,582
Payroll and related benefits	**24,174**	18,386	12,848
Severance accruals	**3,032**	6,464	4,768
Payment due for mineral property acquired	-	-	5,799
Advances on concentrate	-	38	5,668
Other taxes payable	**152**	3,842	1,862
Other	**6,822**	7,916	4,050
	$ 78,258	$ 77,662	$ 90,591

[1] No interest is charged on the trades payables ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

10. PROVISIONS

		CLOSURE AND DECOMMISSIONING		LITIGATION		TOTAL
As at January 1, 2010	$	57,273	$	4,948	$	62,221
Revisions in estimates and obligations incurred		11,654		-		11,654
Charged (credited) to earnings:						
new provisions		-		1,836		1,836
unused amounts reversed		-		(216)		(216)
exchange gains on provisions		-		145		145
Utilized in year		(1,045)		(797)		(1,842)
Accretion expense		3,668		-		3,668
As at December 31, 2010	$	71,550	$	5,916	$	77,466
Revisions in estimates and obligations incurred		(17,086)		-		(17,086)
Charged (credited) to earnings:						
new provisions		-		1,607		1,607
unused amounts reversed		-		(147)		(147)
exchange gains on provisions		-		169		169
Utilized in year		(1,959)		(1,925)		(3,884)
Accretion expense		3,268		-		3,268
As at December 31, 2011	**$**	**55,773**	**$**	**5,620**	**$**	**61,393**

MATURITY ANALYSIS OF TOTAL PROVISIONS:		DECEMBER 31, 2011		DECEMBER 31, 2010		JANUARY 1, 2010
Current	$	**2,341**	$	3,450	$	4,948
Non-Current		**59,052**		74,016		57,273
	$	**61,393**	$	77,466	$	62,221

CLOSURE AND DECOMMISSIONING COST PROVISION

The total undiscounted amount of estimated cash flows required to settle the Company's closure and decommissioning provision is $65.9 million (2010 - $73.2 million) which has been discounted using discount rates between 4% and 10%. Reclamation obligations at the Quiruvilca mine of $18.1 million are expected to be paid starting in two to five years while the remainder of the obligations is expected to be paid through 2028. Revisions made to the reclamation obligations in 2011 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The accretion expense charged to 2011 earnings as finance expense was $3.3 million compared to $3.7 million in 2010. Reclamation expenditures during the current year was $2.0 million compared to $1.0 million in 2010.

LITIGATION PROVISION

The litigation provision consists of amounts accrued for labour claims at several of the Company's mine operations. The balance of $5.6 million at December 31, 2011 (2010 - $5.9 million) represents the Company's best estimate for all known and anticipated future obligations related to the above claims. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

11. FINANCE LEASE OBLIGATIONS

	DECEMBER 31, 2011	DECEMBER 31, 2010	JANUARY 1, 2010
Lease obligations[1]	$ **9,764**	$ 118	$ 620
Equipment and construction advances[2]	**21,901**	5,360	-
	$ **31,665**	$ 5,478	$ 620

	DECEMBER 31, 2011	DECEMBER 31, 2010	JANUARY 1, 2010
Maturity analysis of finance leases:			
Current	$ **20,841**	$ 118	$ 620
Non-Current	**10,824**	5,360	-
	$ **31,665**	$ 5,478	$ 620

[1] Represents equipment lease obligations at several of the Company's subsidiaries. A reconciliation of the total future minimum lease payments at the end of December 31, 2011 to their present value is presented in the following table:

	YEAR ENDED DECEMBER 31,	
	2011	2010
Less than a year	$ **5,737**	$ 122
2 years	**3,787**	-
3 years	**558**	-
	$ **10,082**	$ 122
Less future finance charges	**(318)**	(4)
Present value of minimum lease payments	**9,764**	118

[2] Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine. These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction, which is anticipated to take place in the first quarter of 2012, at which point these advance payments will be converted into a leasing arrangement.

12. OTHER LONG TERM LIABILITIES

Other long term liabilities consist of:

	DECEMBER 31, 2011	DECEMBER 31, 2010	JANUARY 1, 2010
Deferred credit[1]	$ **20,788**	$ 20,788	$ 20,788
Long term income tax payable (Note 21)	**2,274**	-	-
Severance accruals	**2,395**	-	-
	$ **25,457**	$ 20,788	$ 20,788

[1] As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

13. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

The Company has a comprehensive stock compensation plan for its employees, directors and officers. The plan provides for the issuance of common shares and stock options, as incentives. The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares. The exercise price of each option shall be the weighted average trading price of the Company's stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company's Board of Directors. Any modifications to the stock Compensation Plan require shareholders' approval.

The Board has developed long term incentive plan ("LTIP") guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company's common shares with a two year no trading legend. The options are combination of five year options which vest evenly in three annual instalments and seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	INCENTIVE STOCK OPTION PLAN			SHARE PURCHASE WARRANTS			
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE CAD$		WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE CAD$		TOTAL SHARES
As at January 1, 2010	1,469,126	$	29.66	7,702,698	$	33.56	9,171,824
Granted	558,249	$	27.43	-	$	-	558,249
Issued on acquisition	-		-	702,540	$	35.00	702,540
Exercised	(450,587)	$	16.72	(399,005)	$	11.57	(849,592)
Expired	-	$	-	(51,488)	$	52.10	(51,488)
Forfeited	(128,392)	$	23.92	-	$	-	(128,392)
As at December 31, 2010	1,448,396	$	32.95	7,954,745	$	34.67	9,403,141
Granted	373,853	$	24.90	-	$	-	373,853
Exercised	(90,093)	$	23.61	(139,761)	$	16.05	(229,854)
Expired	(449,097)	$	48.10	-	$	-	(449,097)
Forfeited	(39,747)	$	27.15	-	$	-	(39,747)
As at December 31, 2011	**1,243,312**	**$**	**25.92**	**7,814,984**	**$**	**35.00**	**9,058,296**

a. Long Term Incentive Plan

In December 2011 the Company awarded 50,745 shares of common stock with a two year holding period and granted 373,853 options under this plan. The Company used as its assumptions for calculating the fair value a risk free interest rate of 0.85% to 0.93%, weighted average volatility of 36.7% to 40.67%, expected lives ranging from 1.8 to 3.0 years based on a historical expected dividend yield of 0.5%, and an exercise price of CAD$24.90 per share. The weighted average fair value of each option was determined to be CAD$5.99.

During the year ended December 31, 2011, 90,093 common shares were exercised for proceeds of $2.2 million in connection with the options under the plan (December 31, 2010 – 450,587 and $7.3 million). The weighted average share price at the date of exercise at December 31, 2011 was $38.13 (2010 - $38.34).

b. Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2011. The underlying options agreements are specified in Canadian dollar amounts.

		OPTIONS OUTSTANDING				OPTIONS EXERCISABLE		
RANGE OF EXERCISE PRICES CAD$		NUMBER OUTSTANDING AS AT DECEMBER 31, 2011	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)	WEIGHTED AVERAGE EXERCISE PRICE CAD$		NUMBER EXERCISABLE AS AT DECEMBER 31, 2011	WEIGHTED AVERAGE EXERCISE PRICE CAD$	
$	17.73 - 22.23	**349,169**	30.72	$	19.45	**110,890**	$	17.73
$	22.24 - 25.19	**588,113**	66.71	$	25.00	**69,674**	$	25.15
$	25.20 - 36.66	**201,994**	8.30	$	32.41	**201,994**	$	32.41
$	36.67 - 40.22	**104,036**	71.33	$	40.22	**52,028**	$	40.22
		1,243,312	47.50	$	25.92	**434,586**	$	28.44

For the year ended December 31, 2011, the total employee stock-based compensation expense recognized in the income statement was $3.5 million (2010 - $4.0 million).

c. Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. the Company issued share purchase warrants (Consideration and Replacement Warrants). The following table summarizes information concerning the warrants outstanding and warrants exercisable as at December 31, 2011. The underlying options agreements are specified in Canadian dollar amounts.

	WARRANTS OUTSTANDING			WARRANTS EXERCISABLE	
RANGE OF EXERCISE PRICES CAD$	NUMBER OUTSTANDING AS AT DECEMBER 31, 2011	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)	WEIGHTED AVERAGE EXERCISE PRICE CAD$	NUMBER EXERCISABLE AS AT DECEMBER 31, 2011	WEIGHTED AVERAGE EXERCISE PRICE CAD$
$ 35.00	**7,814,984**	35.36	$ 35.00	**7,814,984**	$ 35.00

As discussed in Note 2, the Company's share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. At December 31, 2011, the fair value of the share purchase warrants is $23.7 million (2010 - $127.9 million) and at January 1, 2010 is $43.9 million. The weighted average share price at the date of exercise was $30.70 (2010 - $38.78). Additionally, during the year ended December 31, 2011, there was a derivative gain of $101.8 million (2010 – derivative loss of $90.7 million). The following table provides detail on the movement of the share purchase warrant liability between January 1, 2010 and December 31, 2011:

SHARE PURCHASE WARRANT LIABILITY

January 1, 2010	$ 43,919
Warrants issued during the year	3,987
Warrants exercised during the year	(10,677)
Mark-to-market loss on the revaluation of warrants	90,661
As at December 31, 2010	127,890
Warrants exercised during the year	(2,411)
Mark-to-market gain on the revaluation of warrants	(101,828)
As at December 31, 2011	**$ 23,651**

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

	DECEMBER 31, 2011	DECEMBER 31, 2010
Warrant strike price	**$ 35.00**	$ 35.00
Exchange rate (1CDN$ = US$)	**0.9771**	0.9998
Risk-free interest rate	**1.0%**	2.2%
Expected dividend yield	**0.5%**	0.3%
Expected stock price volatility	**41%**	40%
Expected warrant life in years	**2.9**	4.0
Quoted market price at period end	**$ 22.28**	$ 40.93

d. Key Employee Long Term Contribution Plan

An additional element of the Company's compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the "Contribution Plan"). The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the retention bonus payable at the end of each year of the program. The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009. Each year, the annual contribution award will be paid in the form of either cash or shares of the Company. As of December 31, 2011 CAD $3.5 million remains to be paid as described in Note 4. No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

e. Issued share capital

The Company is authorized to issue 200,000,000 common shares of no par value and does not reserve shares for issuances in connection of the exercise of stock options.

f. Normal Course Issuer Bid

On August 26, 2011, the Company received regulatory approval for a normal course issuer bid to purchase up to 5,395,540 of its common shares, during the one year period from September 1, 2011 to August 31, 2012.

During the year ended December 31, 2011 the Company purchased and cancelled 3,582,200 shares (2010 – nil) for a total consideration of $94.0 million (2010 – nil), allocated between retained earnings ($51.7 million) and issued capital ($42.3 million).

g. Dividends

During the year ended December 31, 2011, the Company declared and paid to its shareholders dividends of $0.025 per common share for total dividends of $10.7 million (2010 - $0.025 for total dividends of $8.0 million). The total dividend per share for the year ended December 31, 2011 was $0.10 (2010 - $0.08).

On February 22, 2012, the Company declared dividends payable of $0.0375 per common share for total dividends of $3.9 million, payable to holders of record of its common shares as of the close of business day on March 5, 2012. These dividends were not recognized in the year ended December 31, 2011.

14. PRODUCTION COSTS

Production costs are comprised of the following:

	FOR THE YEARS ENDED DECEMBER 31,	
	2011	**2010**
Consumption of raw materials and consumables	$ **121,366**	$ 89,664
Employee compensation and benefits expense	**119,430**	101,362
Contractors and outside services	**69,740**	60,091
Utilities	**39,446**	33,560
Changes in inventories	**(27,374)**	(4,903)
Other expenses	**18,755**	28,013
	$ **341,363**	$ 307,787

15. EMPLOYEE COMPENSATION AND BENEFIT EXPENSES

	FOR THE YEARS ENDED DECEMBER 31,	
	2011	**2010**
Wages, salaries and bonuses	$ **148,951**	$ 119,879
Share-based payments	**3,502**	4,028
Total employee compensation and benefit expenses	**152,453**	123,907
Less: Expensed within General and Administrative expenses	**(15,953)**	(16,754)
Less: Expensed Exploration expenses	**(8,205)**	(4,202)
Less: Capitalized in inventory	**(8,865)**	(1,589)
Employee compensation and benefits expenses included in production costs	$ **119,430**	$ 101,362

16. EARNINGS PER SHARE (BASIC AND DILUTED)

For the years ended December 31,	2011			2010		
	EARNINGS (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT	EARNINGS (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT
Net Earnings[1]	$ 352,494			$ 13,711		
Basic EPS	352,494	106,434	3.31	13,711	106,969	0.13
Effect of Dilutive Securities:						
Stock Options	-	164		-	308	
Diluted EPS	352,494	106,598	3.31	13,711	107,277	0.13

[1] Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the year ended December 31, 2011 were 8,018,637 out-of-money options and warrants (2010 – 8,631,999).

17. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	2011	2010
Trade and other receivables	$ (8,595)	$ (3,569)
Inventories	(28,416)	(12,097)
Prepaid expenditures	(2,799)	(3,908)
Accounts payable and accrued liabilities	2,631	7,029
Provisions	(2,256)	(77)
	$ (39,435)	$ (12,622)

Significant Non-Cash Items:	2011	2010
Equity issued to acquire non-controlling interest of Aquiline Resources Inc.	$ -	$ 43,532
Warrants issued to acquire non-controlling interest of Aquiline Resources Inc.	-	3,987
Fair value adjustment of warrants exercised	2,411	10,677
Advances received for construction and equipment leases	22,111	5,360
Stock compensation issued to employees and directors	1,329	2,490

18. SEGMENTED INFORMATION

All of the Company's operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

YEAR ENDED DECEMBER 31, 2011	PERU			MEXICO		ARGENTINA	BOLIVIA				
	HUARON	MOROCOCHA	QUIRUVILCA	ALAMO DORADO	LA COLORADA	MANANTIAL ESPEJO	SAN VICENTE	PAS CORP	OTHER	AQUILINE GROUP	TOTAL
Revenue from external customers	$ 99,236	$ 83,467	$ 45,927	$ 174,387	$ 147,654	$ 213,796	$ 85,446	$ 5,362	$ -	$ -	**$ 855,275**
Depreciation and amortization	$ (6,515)	$ (9,679)	$ (1,515)	$ (16,637)	$ (4,077)	$ (33,675)	$ (9,985)	$ (222)	$ (169)	$ (282)	**$ (82,756)**
Exploration and project development	$ (303)	$ (3,619)	$ -	$ (2,098)	$ (845)	$ (2,189)	$ -	$ (937)	$ (3,460)	$ (14,276)	**$ (27,727)**
Interest and financing expenses	$ (358)	$ (514)	$ (648)	$ (363)	$ (313)	$ (1,468)	$ (317)	$ (2,074)	$ (28)	$ (116)	**$ (6,199)**
Gain (loss) on disposition of assets	$ (65)	$ 1,097	$ -	$ 8	$ 124	$ -	$ 26	$ -	$ -	$ -	**$ 1,190**
Gain on derivatives	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 101,828	$ -	$ -	**$ 101,828**
Foreign exchange gain (loss)	$ (456)	$ (300)	$ (180)	$ 331	$ 775	$ (2,490)	$ (38)	$ (5,409)	$ (294)	$ (65)	**$ (8,126)**
Gain on commodity and foreign currency contracts	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 681	$ -	$ -	$ 681
Earnings (loss) before income taxes	$ 33,194	$ 17,477	$ 13,143	$ 115,293	$ 104,254	$ 68,066	$ 38,398	$ 97,989	$ (1,372)	$ (15,178)	**$ 471,264**
Income tax expense	$ (9,260)	$ (4,683)	$ (5,045)	$ (36,261)	$ (30,418)	$ (14,737)	$ (15,045)	$ (1,562)	$ (1,158)	$ 1,051	**$ (117,118)**
Net earnings (loss) for the year	$ 23,934	$ 12,794	$ 8,098	$ 79,032	$ 73,836	$ 53,329	$ 23,353	$ 96,427	$ (2,530)	$ (14,127)	**$ 354,146**
Capital expenditures	$ 13,021	$ 41,669	$ 1,515	$ 8,287	$ 13,301	$ 16,916	$ 4,975	$ 20,723	$ 3,023	$ 22,333	**$ 145,763**
Total assets	$ 69,014	$ 160,773	$ 79,613	$ 128,875	$ 95,274	$ 340,659	$ 118,147	$ 272,609	$ 89,138	$ 597,694	**$ 1,951,796**
Total liabilities	$ 22,397	$ 65,256	$ 54,586	$ 12,258	$ 22,652	$ 248,016	$ 67,242	$ (235,545)	$ 5,921	$ 86,926	**$ 349,709**

YEAR ENDED DECEMBER 31, 2010	PERU			MEXICO		ARGENTINA	BOLIVIA				
	HUARON	MOROCOCHA	QUIRUVILCA	ALAMO DORADO	LA COLORADA	MANANTIAL ESPEJO	SAN VICENTE	PAS CORP	OTHER	AQUILINE GROUP	TOTAL
Revenue from external customers	$ 75,759	$ 89,879	$ 52,745	$ 147,454	$ 73,428	$ 140,198	$ 67,090	$ -	$ -	$ -	**$ 646,553**
Depreciation and amortization	$ (4,143)	$ (6,882)	$ -	$ (24,184)	$ (4,596)	$ (30,221)	$ (12,508)	$ (126)	$ (145)	$ (279)	**$ (83,084)**
Exploration and project development	$ -	$ -	$ -	$ (25)	$ (598)	$ (1,263)	$ -	$ (2,720)	$ (11,371)	$ (8,550)	**$ (24,527)**
Interest and financing expenses	$ (611)	$ (674)	$ (1,202)	$ (328)	$ (270)	$ (1,015)	$ (549)	$ (1,070)	$ -	$ (11)	**$ (5,730)**
Gain (loss) on disposition of assets	$ 13	$ 640	$ -	$ (17)	$ (6)	$ -	$ 21	$ -	$ -	$ -	**$ 651**
Loss on derivatives	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (90,661)	$ -	$ -	**$ (90,661)**
Foreign exchange gain (loss)	$ 2,046	$ (80)	$ (2,616)	$ (522)	$ (353)	$ (1,547)	$ 44	$ 4,709	$ -	$ 5	**$ 1,686**
Loss on commodity and foreign currency contracts	$ (7)	$ (41)	$ (34)	$ -	$ -	$ -	$ -	$ (155)	$ -	$ -	**$ (237)**
Earnings (loss) before income taxes	$ 16,438	$ 27,943	$ 9,180	$ 80,798	$ 33,349	$ 32,357	$ 20,207	$ (94,592)	$ (10,590)	$ (9,168)	**$ 105,922**
Income tax expense	$ (5,432)	$ (5,674)	$ (3,932)	$ (29,874)	$ (14,093)	$ (8,370)	$ (15,141)	$ (5,903)	$ 215	$ (2,011)	**$ (90,215)**
Net earnings (loss) for the year	$ 11,006	$ 22,269	$ 5,248	$ 50,924	$ 19,256	$ 23,987	$ 5,066	$ (100,495)	$ (10,375)	$ (11,179)	**$ 15,707**
Capital expenditures	$ 6,606	$ 16,685	$ -	$ 2,132	$ 9,118	$ 7,021	$ 6,007	$ 193	$ 154	$ 21,039	**$ 68,955**
Total assets	$ 54,731	$ 139,952	$ 80,592	$ 137,265	$ 49,758	$ 319,004	$ 121,287	$ 250,884	$ 10,416	$ 574,907	**$ 1,738,796**
Total liabilities	$ 18,741	$ 51,067	$ 57,161	$ 30,934	$ 12,798	$ 263,149	$ 92,378	$ (154,110)	$ (11,382)	$ 28,051	**$ 388,787**

AS AT JANUARY 1, 2010	PERU			MEXICO		ARGENTINA	BOLIVIA				
	HUARON	MOROCOCHA	QUIRUVILCA	ALAMO DORADO	LA COLORADA	MANANTIAL ESPEJO	SAN VICENTE	PAS CORP	OTHER	AQUILINE GROUP	TOTAL
Total assets	$ 56,274	$ 111,434	$ 55,360	$ 148,003	$ 47,712	$ 326,872	$ 128,890	$ 126,236	$ 8,168	$ 561,370	**$ 1,570,319**
Total liabilities	$ 8,349	$ 44,931	$ 60,053	$ 55,588	$ 16,964	$ 295,003	$ 104,630	$ (321,064)	$ (28,707)	$ 20,285	**$ 256,032**

Product Revenue	2011	2010
Refined silver and gold	$ **432,634**	$ 313,286
Zinc concentrate	**67,037**	75,345
Lead concentrate	**156,960**	97,538
Copper concentrate	**198,644**	160,384
Total	$ **855,275**	$ 646,553

The Company has 10 customers that account for 100% of the concentrate and silver and gold sales revenue. The Company has 4 customers that accounted for 34%, 21%, 15% and 14% of total sales in 2011, and 4 customers that accounted for 24%, 22%, 18% and 11% of total sales in 2010. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations, financial condition, and cash flows.

19. OTHER INCOME

		2011		2010
Insurance proceeds, net[1]	$	3,849	$	3,727
Royalties income		1,039		430
Transaction break fee		1,400		-
Reversal of present value long term receivable		2,174		-
Chinalco grants (Note 7)		4,546		-
Other		2,720		370
Total	$	**15,728**	$	4,527

[1] Represents insurance recoveries related to the theft of doré at one of the Company's mines.

20. INCOME TAXES

		2011		2010
Current taxes				
Current tax expense in respect of the current year		110,620		73,786
Adjustments recognized in the current year with respect to prior years		(1,273)		(28)
		109,347		73,758
Deferred taxes				
Deferred tax expense recognized in the current year		4,133		16,457
Adjustments recognized in the current year with respect to prior years		3,638		-
		7,771		16,457
Provision for income taxes	$	117,118	$	90,215

As of January 1, 2011, the applicable income tax rate in Canada was reduced from 28.5% to 26.5%. The change in tax rate has no income tax impact.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the year ended December 31, 2011 and the comparable period of 2010 were the unrealized gains and losses on the Company's warrants position, foreign income tax rate differentials and foreign exchange gains and losses. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	YEAR ENDED DECEMBER 31,			
		2011		2010
Income before taxes	$	471,264	$	105,922
Statutory tax rate		26.50%		28.50%
Income tax expense based on above rates		124,885		30,188
Increase (decrease) due to:				
Non-deductible expenses		2,028		1,731
(Increase) decrease to estimated deductible expenses		(12,986)		5,099
Change in net deferred tax assets not recognized		286		1,543
Non-taxable unrealized (gain) loss on derivative financial instruments - warrants		(26,984)		25,416
Foreign tax rate differences		14,642		3,179
Effect of other taxes paid (mining and withholding)		9,914		10,008
Change in net deferred tax assets not recognized for exploration expenses		6,207		6,214
Foreign exchange (gain) loss		2,277		3,866
Other		(3,151)		2,971
	$	117,118	$	90,215
Effective tax rate		24.85%		85.17%

DEFERRED TAX ASSETS AND LIABILITIES

The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	YEAR ENDED DECEMBER 31,	
	2011	2010
Net deferred assets (liabilities) beginning of year	$ (42,978)	$ (26,521)
Recognized in net earnings or loss in current year	(7,771)	(16,457)
Net deferred assets (liabilities) end of year	$ (50,749)	$ (42,978)
Deferred tax assets	4,170	6,826
Deferred tax liabilities	(54,919)	(49,804)
Net deferred tax assets (liabilities)	(50,749)	(42,978)

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES

The deferred tax assets (liabilities) are comprised of the various temporary differences as detailed below:

	YEAR ENDED DECEMBER 31,		
	2011	2010	Jan 1, 2010
Deferred tax assets (liabilities) arising from:			
Closure and decommissioning costs	$ 11,604	$ 13,624	$ 11,574
Tax Losses	-	-	4,701
Provision for doubtful debts and inventory adjustments	345	1,334	508
Provision for employee (vacation, severance, retirement)	92	801	712
Accounts payable and accrued liabilities	6,657	3,831	488
Trade and other receivables	15,103	-	-
Mineral properties, plant, and equipment	(71,300)	(60,824)	(46,727)
Estimated sales provisions	(14,616)	(4,912)	(524)
Prepaids and other current assets	(1,000)	-	-
Other temporary differences and provisions	2,366	3,168	2,747
Net deferred tax asset (liability)	$ (50,749)	$ (42,978)	$ (26,521)

UNRECOGNIZED DEDUCTIBLE TEMPORARY DIFFERENCES, UNUSED TAX LOSSES AND UNUSED TAX CREDITS

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	YEARS ENDED DECEMBER 31,	
	2011	2010
Tax loss (revenue in nature)	$ 86,015	$ 132,668
Tax loss (capital in nature)	10,022	10,034
Resource pools	12,773	12,773
Financing fees	9,650	6,207
Donations	-	1,832
Property plant and equipment	5,524	3,805
Closure and decommissioning costs	17,567	23,750
Exploration expenses	11,971	3,738
Vacation accruals	1,048	-
Other temporary differences	98	-
	$ 154,668	$ 194,807

Included in the tax losses above are Canadian losses of $78.2 million which if not utilized, will expire as follows: 2013 - $0.4 million, 2014 - $16.3 million, 2015 - $21.0 million, 2016 - $0.8 million and from 2027 to 2031 - $39.7 million. Mexican losses of $7.8 million which if not utilized, will expire as follows: 2021 – $6.1 million, 2022 – $1.7 million.

TEMPORARY DIFFERENCES ASSOCIATED WITH INVESTMENT IN SUBSIDIARIES

As at December 31, 2011, temporary differences of $138.7 million (2010 – $204.5 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

21. COMMITMENTS AND CONTINGENCIES

a. General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b. Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 4.

c. Credit Facility

On October 10, 2008, Pan American entered into a $70 million revolving credit facility ("the Facility") with Scotia Capital and Standard Bank Plc ("the Lenders"). The purpose of the Facility is for general corporate purposes, including acquisitions. The Facility, which is principally secured by a pledge of Pan American's equity interests in its material subsidiaries, had a term of four years. On December 20, 2010 the Company amended the Facility by, among other things, extending the term to December 20, 2014 and increased the amount of the Facility to $150 million by expanding the number of Lenders to include West LB, CIBC and BMO. The interest margin on the renewed Facility ranges from 3.00% to 4.00% over LIBOR, based on the Company's net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.90% and 1.20% on undrawn amounts under the Facility, depending on the Company's net debt to EBITDA ratio. As at December 31, 2011, the Company has made no drawings under this Facility.

d. Environmental Matters

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company's environmental policies. As of December 31, 2011, December 31, 2010 and January 1, 2010, $55.8 million, $71.6 million and $57.3 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 10.

e. Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. The long term portion of the Company's current income taxes payable is classified as long term in Note 12.

f. Finance Leases

The present value of future minimum lease payments classified as finance leases at December 31, 2011 is $9.8 million (2010: $0.12 million) and the schedule of timing of payments for this obligation is found in Note 4.

g. Law changes in Argentina

On October 26, 2011 the Federal Government of Argentina promulgated an "economic emergency" decree requiring all oil, gas and mining exporters to repatriate 100% of revenue receipts, in an attempt to stem ongoing capital flight. Pan American is currently assessing the implications the new regulation will have on its Manantial Espejo mine and its development projects in Chubut and Rio Negro. Currently, management believes that the likely impact would come in the form of additional transaction fees associated with the repatriation of funds; however, the precise methods of application of the decree are still being formulated by the Government and are being analyzed by the Company as further details are determined.

h. Political changes in Bolivia

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government's policy objective of nationalizing the oil and gas industries. There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government's ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company's operations or profitability.

i. Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

j. Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k. Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru's Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a "special tax" at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a "special contribution" of between 4% and 13.12% of operating profits. The Company's calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company's Peruvian operations.

In the Province of Chubut, Argentina which is the location of the Company's Navidad property, there is a provincial royalty of 3% of the "Operating Income". Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. The Navidad property is not subject to any other royalties, back-in rights, payments, encumbrances or similar agreements.

Huaron, Quiruvilca and Morococha mines
In June 2004, Peru's Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes. Because the Huaron and Quiruvilca mines are one legal entity, this royalty is calculated on the cumulative production of both mines while the calculation of the royalty on Morococha's production is done on this mine alone.

Manantial Espejo mine
Production from the Manantial Espejo property is subject to royalties to be paid to Barrick according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine
Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the "Participation Fee") of the operations cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recovers its investment in the property. Thereafter, the Participation Fee will revert back to its original percentage. In 2011, the royalties to COMIBAL amounted to approximately $12.6 million.

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. Recovery of capital investment was not achieved as of December 31, 2011.

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

22. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, a private company controlled by a director of the Company was paid approximately $0.4 million (2010 - $0.4 million) for consulting services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and other members of key management personnel during the year was as follows:

		2011		2010
Short-term benefits	$	**7,451**	$	7,116
Share-based payments		**2,245**		2,912
	$	**9,696**	$	10,028

23. FIRST TIME ADOPTION OF IFRS

The significant IFRS policies set out in Note 2 have been applied in preparing these consolidated financial statements and selected comparative information presented below. The following tables reconcile the Company's consolidated statements of financial position, statements of income, comprehensive income and equity prepared in accordance with Canadian GAAP and as previously reported to those prepared and reported in these consolidated financial statements in accordance with IFRS:

Consolidated Statements of Financial Position Reconciliation		DECEMBER 31, 2010			AS AT JANUARY 1, 2010 (Date of transition)		
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effects of Transition to IFRS	IFRS Opening
ASSETS							
Current assets							
Cash		$ 179,921	$ -	$ 179,921	$ 100,474	$ -	$ 100,474
Short-term investments		180,583	-	180,583	92,623	-	92,623
Trade and other receivables		66,893	-	66,893	66,059	-	66,059
Income taxes receivable		87	-	87	12,132	-	12,132
Inventories		106,854	-	106,854	93,446	-	93,446
Derivative financial instruments		-	-	-	160	-	160
Future income taxes	i(d)	8,172	(8,172)	-	4,993	(4,993)	-
Prepaids and other current assets		6,520	-	6,520	2,568	-	2,568
Total current assets		549,030	(8,172)	540,858	372,455	(4,993)	367,462
Non-current assets							
Property, plant and equipment, net	i(b),ii(a)	1,492,538	(331,215)	1,161,323	1,457,724	(280,648)	1,177,076
Deferred tax assets	i(c),i(d)	1,251	5,575	6,826	-	7,351	7,351
Other assets		1,618	-	1,618	6,521	-	6,521
Long-term refundable tax		28,171	-	28,171	11,909	-	11,909
Total assets		$ 2,072,608	$ (333,812)	$ 1,738,796	$ 1,848,609	$ (278,290)	$ 1,570,319
LIABILITIES							
Current liabilities							
Accounts payable and accrued liabilities	vii	81,230	(3,450)	77,780	96,159	(4,948)	91,211
Provisions	vii	-	3,450	3,450	-	4,948	4,948
Current income tax liabilities		29,699	-	29,699	4,021	-	4,021
Future income taxes	i(d)	4,312	(4,312)	-	-	-	-
		115,241	(4,312)	110,929	100,180	-	100,180
Non-current liabilities							
Provisions	ii	69,463	4,553	74,016	62,775	(5,502)	57,273
Deferred tax liabilities	i	331,228	(281,424)	49,804	305,820	(271,948)	33,872
Share purchase warrants	iii	-	127,890	127,890	-	43,919	43,919
Other long-term liabilities	vii	28,614	(2,466)	26,148	20,788	-	20,788
Total liabilities		544,546	(155,759)	388,787	489,563	(233,531)	256,032
Non-controlling interests	iv	7,774	(7,774)	-	15,256	(15,256)	-
EQUITY							
Capital and reserves							
Issued capital	iii	1,272,860	4,027	1,276,887	1,206,647	-	1,206,647
Share option reserve	iii	45,303	(38,281)	7,022	47,293	(40,944)	6,349
Investment revaluation reserve	vi	9,346	(1,648)	7,698	1,618	(166)	1,452
Retained earnings	i-vi,ix	192,779	(143,028)	49,751	88,232	(4,357)	83,875
		1,520,288	(178,930)	1,341,358	1,343,790	(45,467)	1,298,323
Non-controlling interests	iv	-	8,651	8,651	-	15,964	15,964
Total equity		1,520,288	(170,279)	1,350,009	1,343,790	(29,503)	1,314,287
Total liabilities and equity		$ 2,072,608	$ (333,812)	$ 1,738,796	$ 1,848,609	$ (278,290)	$ 1,570,319

(Note 23 continued)

Consolidated Income Statement Reconciliation

		YEAR ENDED DECEMBER 31, 2010		
	Notes	Previous GAAP	Effect of Transition to IFRS	IFRS
Revenue	viii	$ 631,986	$ 14,567	$ 646,553
Production Costs		(283,665)	(24,122)	(307,787)
Depreciation and amortization	v	(86,483)	3,399	(83,084)
Royalties	viii	(22,031)	7,464	(14,567)
Mine operating earnings		239,807	1,308	241,115
General and administrative		(17,109)	-	(17,109)
Exploration and project development		(24,527)	-	(24,527)
Doubtful accounts and inventory provision		(4,754)	-	(4,754)
Foreign exchange gain	i(a)	11,058	(9,372)	1,686
Loss on commodity and foreign currency contracts		(237)	-	(237)
Gain on sale of assets		651	-	651
Other income		4,527	-	4,527
Asset retirement and reclamation	ii(b)	(2,929)	2,929	-
Earnings from operations		206,487	(5,135)	201,352
Loss on derivatives	iii	-	(90,661)	(90,661)
Investment income		961	-	961
Interest and financing expense	ii(b)	(2,061)	(3,669)	(5,730)
Earnings before taxes		205,387	(99,465)	105,922
Non-controlling interests	iv	(1,827)	1,827	-
Income taxes	i(a-e)	(90,987)	772	(90,215)
Net earnings for the year		$ 112,573	$ (96,866)	$ 15,707
Attributable to:				
Equity holders of the Company		$ -	$ 13,711	$ 13,711
Non-controlling interests	iv	-	1,996	1,996
		$ -	$ 15,707	$ 15,707

Consolidated Statement of Comprehensive Income Reconciliation

		Previous GAAP	Effect of Transition to IFRS	IFRS
Net earnings for the period		$ 112,573	$ (96,866)	$ 15,707
Unrealized net gains on available for sale non-monetary securities (net of zero tax)		8,025	(1,481)	6,544
Reclassification adjustments of net (gains) included in earnings		(298)	-	(298)
Total comprehensive income for the period		$ 120,300	$ (98,347)	$ 21,953
Total comprehensive income attributable to:				
Equity holders of the Company		$ -	$ 19,957	$ 19,957
Non-controlling interests		-	1,996	1,996
		$ -	$ 21,953	$ 21,953

See accompanying notes to these statements.

(Note 23 continued)

Reconciliation of Total Equity as at December 31, 2010

	Notes	DECEMBER 31, 2010 Canadian GAAP	Effect of Transition to IFRS	IFRS
Capital and reserves				
Issued capital		$ 1,272,860	$ 4,027	$ 1,276,887
Share option reserve	iii	45,303	(38,281)	7,022
Investment revaluation reserve	vi	9,346	(1,648)	7,698
Retained earnings	i-vi, ix	192,779	(143,028)	49,751
Equity attributable to equity holders		1,520,288	(178,930)	1,341,358
Non-controlling interests	iv	-	8,651	8,651
Total Equity		$ 1,520,288	$ (170,279)	$ 1,350,009

Retained Earnings Reconciliation:	Notes	DECEMBER 31, 2010
Canadian GAAP		192,779
Effects of Transition to IFRS:		
January 1, 2010 adjustments		(4,357)
Aquiline adjustment for changes in ownership interest	ix	(39,809)
Deferred tax and reclassification from foreign exchange gain/loss	i(a-e),vi	(10,084)
Depreciation (mineral property, plant and equipment, net)	v	3,400
Accretion (provision for asset retirement obligation and reclamation)	ii(a)	(2,831)
Fair value of share purchase warrants related to Aquiline	iii	(90,661)
Foreign exchange on available for sale monetary assets	vi	1,483
Non-controlling interest	iv	1,996
Other	iv	(2,165)
		(143,028)
IFRS		49,751

Reconciliation of Total Equity as at January 1, 2010

	Notes	JANUARY 1, 2010 Canadian GAAP	Effect of Transition to IFRS	IFRS
Capital and reserves				
Issued capital		$ 1,206,647	$ -	$ 1,206,647
Share option reserve		47,293	(40,944)	6,349
Investment revaluation reserve	vi	1,618	(166)	1,452
Retained earnings	i-vi, ix	88,232	(4,357)	83,875
Equity attributable to equity holders		1,343,790	(45,467)	1,298,323
Non-controlling interests	iv	-	15,964	15,964
Total Equity		$ 1,343,790	$ (29,503)	$ 1,314,287

Retained Earnings Reconciliation:	Notes	JANUARY 1, 2010
Canadian GAAP		**88,232**
Effects ofTransition to IFRS:		
Deferred tax and reclassification from foreign exchange gain/loss	i(a-e),vi	(5,506)
Depreciation (mineral property, plant and equipment, net)	v	(836)
Accretion (provision for asset retirement obligation and reclamation)	ii(a)	5,502
Fair value of share purchase warrants related to Aquiline	iii	(2,975)
Foreign exchange on available for sale monetary assets (AOCI)	vi	166
Non-controlling interests	iv	(708)
		(4,357)
IFRS		**83,875**

i) DEFERRED TAXES

The adjustments to deferred income tax assets and liabilities reflect the tax effects under IAS 12 *Income Taxes*:

a. IAS 12 requires recognition of deferred income taxes for differences that arise on translation of non-monetary assets denominated in currencies other than the Company's functional currency. The tax bases of these non-monetary assets are re-measured from historical rates to functional currency using current exchange rates. The difference as a result of change in exchange rates creates a deferred income tax adjustment. Under Canadian GAAP ("CGAAP"), the historical exchange rates were used and any differences that arose from re-measurement were recorded as foreign exchange gain or loss. The Company has mining properties in Argentina, Peru, Mexico and Bolivia with significant tax basis denominated in local currencies, the movement between the US dollar and these local currencies gives rise to changes in deferred income tax.
b. Unlike CGAAP, IAS 12 prohibits the recognition of deferred taxes on initial recognition of an asset or liability where the acquisition is not a business combination and neither accounting profit nor taxable profit were affected at the time of the transaction. Accordingly, in its opening statement of financial position, the Company has reversed the deferred income tax liabilities recognized on acquisition of the assets of Aquiline, Manantial Espejo and Alamo Dorado.
c. The deferred income tax expense booked on the deferred component of the employee profit-sharing arrangement at some of the Company's sites is different under IFRS. Unlike CGAAP, the deferred component of this employee benefit liability is not recognized under IAS 19 *Employee benefits*.
d. IAS 12 specifies the conditions under which an entity can offset both current and deferred tax assets and liabilities, and requires deferred taxes to be presented as non-current.
e. The tax effects of other IFRS adjustments.

ii) CLOSURE AND DECOMMISSIONING

a. Under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*, the closure provision is measured based on the best estimate of expenditure required to settle the obligation at the statement of financial position date using current discount rate and inflation assumptions; thus simplifying the calculation by removing the 'layering' concept used for CGAAP. In addition, IFRS requires that the liability be re-measured at each reporting date versus the requirement in CGAAP to re-measure in the event of changes in the amount or timing of cash flows required to settle the obligation.
b. A reclassification of the accretion on the closure and decommissioning liability from operating expense to finance expense to comply with the presentation requirements of IAS 37.

iii) SHARE PURCHASE WARRANTS

Reclassification of share purchase warrants that were presented as equity instruments under CGAAP to derivative financial liability under IAS 39 *Financial Instruments: Recognition and Measurement*. Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

iv) ADJUSTMENTS FOR NON-CONTROLLING INTEREST

An adjustment to record the changes in non-controlling interests resulting from all the IFRS adjustments and reclassification of non-controlling interests to be included in the equity section under IFRS.

v) DEPRECIATION

The adjustment to depreciation is a result of a change in the mineral property, plant and equipment basis as a consequence of the changes to the closure and decommissioning liability at all the mine sites and changes related to IAS 12 *Income Taxes* as discussed above. In addition, a presentation adjustment to include depreciation and amortization expenses as part of cost of sales.

vi) FOREIGN EXCHANGE GAINS OR LOSSES ON AVAILABLE-FOR-SALE MONETARY SECURITIES

A reclassification of the unrealized foreign exchange gains or losses on available for sale monetary securities from other comprehensive income (under CGAAP) to earnings for the period (to retained earnings on transition date) to comply with IAS 39 *Financial Instruments: Recognition and Measurement*.

vii) PROVISIONS

A reclassification of the current portion of litigation provision from trade and other payables to provisions.

viii) ROYALTY

A reclassification of royalty expenses from revenue to cost of sales to comply with the definition of Revenue under IAS 18 *Revenue*.

ix) CHANGES IN OWNERSHIP INTERESTS

During the first quarter of 2010, the Company increased a controlling ownership interest in a business (Aquiline) by 7%. Under IFRS, changes in ownership interest that do not result in a loss of control are accounted for as equity transactions and the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Under the CGAAP policy of the entity, such changes were treated as step acquisitions requiring an increase in the carrying value of the consolidated business. An adjustment was required in the first quarter of 2010 in order to adjust the IFRS financial statements for the impact of this GAAP difference and appropriately account for this change as an equity transaction under IFRS. Accordingly, a $39.8 million adjustment was charged to equity (within retained earnings) under IFRS for this period. This is disclosed in the statement of equity prepared under IFRS for the year ended December 31, 2010.

CONSOLIDATED STATEMENT OF CASH FLOWS RECONCILIATION

The adoption of IFRS has not had any impact on the net cash flows of the Company, with the exception of the treatment of advances received for construction and equipment leases which under CGAAP are applied to capital for net investing whereas under IFRS they are included in income. Additionally, the changes made to the statements of financial position and income statements have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no significant change to the net cash flows, no reconciliations have been presented.

FIRST TIME ADOPTION EXEPTIONS APPLIED

IFRS 1 *First-time Adoption of International Financial Reporting Standards*, which governs the first-time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company's transition date of January 1, 2010, unless certain exemptions are applied. The exemptions that the Company has elected to apply are:

a. Deemed Cost Exemption

IFRS 1 provides an option that allows a first-time adopter to elect to use a previous GAAP revaluation of an item of property, plant and equipment at or before the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued the property, plant and equipment assets at Quiruvilca and La Colorada as a result of a CGAAP impairment, and has elected these revalued amounts less subsequent depreciation as the deemed cost at the date of transition to IFRS.

b. Decommissioning Liability Exemption

IFRS 1 indicates that a first-time adopter may elect not to apply IFRIC 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities* retrospectively. The Company applied this election and accordingly measured the decommissioning liability as at the date of transition to IFRS in accordance with IAS 37 P*rovisions, Contingent Liabilities and Contingent Assets* and estimated the amounts that would have been included in the cost of the related mineral property, plant and equipment and recalculated the accumulated depreciation for those assets at January 1, 2010.

c. Business Combination Exemption

IFRS 1 allows a first-time adopter to avoid application of IFRS 3R *Business Combinations* retrospectively to business combinations that occurred before either the date of transition to IFRS or an alternative pre-transition date. The Company applied this exemption to business combinations that occurred prior to January 1, 2010.

d. Share-Based Payment Exemption

IFRS 1 gives a first-time adopter the option to not apply IFRS 2 *Share-Based Payment* to (i) equity instruments that were granted for the periods on or before November 7, 2002 or after November 7, 2002 but that vested before the date of transition to IFRS and (ii) liabilities arising from cash-settled share-based payment transactions if those liabilities were settled before January 1, 2005 or before the date of transition to IFRS. The Company elected to apply this exemption on its January 1, 2010 date of transition to IFRS.

e. Leases Exemption

IFRS 1 provides a first-time adopter with an option to not apply certain requirements under IAS 17 Leases retrospectively. The Company applied two exemptions and accordingly assessed whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition to IFRS. Secondly, the Company did not reassess the determination of whether an arrangement contains a lease under IFRS if the determination made under CGAAP gave the same outcome as that from the application of IAS 17 Leases and IFRIC 4 *Determining Whether an Arrangement Contains a Lease.*

f. Borrowing Costs Exemption

This exemption in IFRS 1 allows a first-time adopter to apply the transitional provisions set out in IAS 23 *Borrowing Costs* at January 1, 2009 or the date of transition to IFRS, whichever is later. IAS 23 requires the capitalization of borrowing costs related to all qualifying assets. The Company elected to apply IAS 23 *Borrowing Costs* to qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

24. SUBSEQUENT EVENTS

On January 23, 2012, Pan American and Minefinders Corporation Ltd. ("Minefinders") announced that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders by way of a plan of arrangement. Under the terms of the Arrangement Agreement, Minefinders' shareholders will be entitled to receive, in exchange for each Minefinders' share held, either: (i) 0.55 shares of Pan American and CAD$1.84 in cash; or (ii) 0.6235 shares of Pan American; or (iii) CAD$15.60 in cash, subject to pro-ration under total aggregate cash and share pools. The consideration represents a total offer value of CAD$15.60 per Minefinders' share and implies a total transaction value of CAD$1.38 billion. The agreement also provides for reciprocal termination payments of approximately CAD$42 million and reciprocal expense reimbursement of payments of approximately CAD$5 million in certain specified circumstances.

Following completion of the transaction, former Minefinders security holders will own up to approximately 32% of Pan American, on a fully-diluted basis. The proposed acquisition is subject to approval by Pan American's shareholders and Minefinders' security holders, and the terms and conditions for the proposed transaction will be summarized in the management information circulars to be provided to Pan American's shareholders and Minefinders' security holders. The Company's management information circular relating to the acquisition was mailed out to its shareholders in February 2012. A special meeting of the Company's shareholders will take place on March 26, 2012. If approved by Pan American's shareholders and Minefinders' security holders, the Company expects to complete the proposed transaction by the end of March 2012.

NOTES:


PORTAL MARIA

MANANTIAL ESPEJO | ARGENTINA

DIRECTORS

Ross J. Beaty – Chairman
Geoff A. Burns – President & Chief Executive Officer
Michael Carroll (Independent)
Noel Dunn (Independent)
Michael J.J. Maloney (Independent)
Robert Pirooz – General Counsel
David Press (Independent)
Walter Segsworth (Independent)

EXECUTIVE MANAGEMENT – VANCOUVER

Geoff Burns – President & Chief Executive Officer
Steven Busby – Chief Operating Officer
Ignacio Couturier – Treasurer
Andres Dasso – Sr. VP, Mining Operations
Rob Doyle – Chief Financial Officer
Delaney Fisher – Corporate Secretary & Legal Counsel
George Greer – VP, Project Development
Sean McAleer – VP, Human Resources & Security
Robert Pirooz – General Counsel
Michael Steinmann – Executive VP, Geology & Exploration
Wayne Vincent – VP, Accounting & Financial Reporting
Martin Wafforn – VP, Technical Services

ANNUAL GENERAL MEETING

Wednesday, May 16, 2012
Four Seasons Hotel, Arbutus Room
791 West Georgia St. Vancouver, BC

AUDITORS

Deloitte & Touche LLP, Chartered Accountants
2800 – 1055 Dunsmuir Street
Vancouver, British Columbia
Canada, V7X 1P4

LEGAL COUNSEL

Borden Ladner Gervais
1200 – 200 Burrard Street
Vancouver, British Columbia,
Canada, V7X 1T2

AUTHORIZED CAPITAL

200,000,000 common shares without par value

ISSUED CAPITAL

December 31, 2011: 104,492,743 common shares

TRADING INFORMATION

NASDAQ: PAAS
TSX: PAA

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
Canada, V6C 3B9
1-800-564-6253

VANCOUVER OFFICE
CORPORATE HEADQUARTERS

Pan American Silver Corp.
1500 – 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

T. 604-684-1175
F. 604-684-0147
info@panamericansilver.com

www.panamericansilver.com

ARGENTINA OFFICE

Pan American Silver Argentina
T. 54-11-4816-3220
F. 54-11-4816-3227
Country Manager – Bret Boster

BOLIVIA OFFICE

Pan American Silver (Bolivia) S.A.
T. 59-1-2-279-6690
F. 59-1221-54216
Country Manager – Gary Hannan

MEXICO OFFICE

Plata Panamericana S.A. de C.V.
T. 52-618-128-0709 x 101
F. 52-618-128-0692 x 102
Country Manager – Chris Warwick

PERU OFFICE

Pan American Silver Peru S.A.C.
T. 51-1-618-9700
F. 51-1-618-9729
Country Manager – Jorge Ugarte


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)

Date: April 20, 2012

By:

Name: Robert Pirooz
Title: General Counsel and Director